Exhibit 10.9

Execution Version

CREDIT AGREEMENT

among

GARDEN SPINCO CORPORATION,

as the Company

After the Merger Effective Time (subject to Section 2.29 hereof), NEOGEN CORPORATION,

as a Borrower

The Several Lenders
from Time to Time Parties Hereto,

and

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

Dated as of June 30, 2022

JPMORGAN CHASE BANK, N.A. and GOLDMAN SACHS BANK USA,

as Joint Lead Arrangers and Joint Bookrunners

GOLDMAN SACHS BANK USA,

as Syndication Agent

TABLE OF CONTENTS

Page

Section 1.	DEFINITIONS	2
1.1	Defined Terms	2
1.2	Other Definitional Provisions	51
1.3	Currency Conversion	52
1.4	Terms Generally; Pro Forma Calculations	53
1.5	[Reserved]	56
1.6	Interest Rates; Benchmark Notification	56
Section 2.	AMOUNT AND TERMS OF LOANS AND COMMITMENTS	56
2.1	[Reserved]	56
2.2	[Reserved]	56
2.3	Tranche A Term Commitments	56
2.4	Procedure for Tranche A Term Loan Borrowing	57
2.5	Repayment of Term Loans	57
2.6	Revolving Commitments	58
2.7	Procedure for Revolving Loan Borrowing	58
2.8	Swingline Commitments	59
2.9	Procedure for Swingline Borrowing; Refunding of Swingline Loans	59
2.10	Commitment Fees, Ticking Fee, etc.	60
2.11	Termination or Reduction of Commitments	61
2.12	Optional Prepayments	61
2.13	Mandatory Prepayments	62
2.14	Conversion and Continuation Options	64
2.15	Limitations on Term Benchmark Borrowings	64
2.16	Interest Rates and Payment Dates	64
2.17	Computation of Interest and Fees	65
2.18	Alternate Rate of Interest	65
2.19	Pro Rata Treatment and Payments	68
2.20	Requirements of Law	69
2.21	Taxes	70
2.22	Indemnity	74
2.23	Change of Lending Office	74
2.24	Replacement of Lenders	75
2.25	[Reserved]	75
2.26	Extension of the Facilities	76
2.27	Incremental Loan Extensions	79
2.28	Defaulting Revolving Lenders	83
2.29	Designation of Neogen as a Borrower	85
2.30	Refinancing Facilities	86
Section 3.	LETTERS OF CREDIT	87
3.1	L/C Commitments	87
3.2	Procedure for Issuance of Letter of Credit	87
3.3	Fees and Other Charges	88

i

3.4	L/C Participations	88
3.5	Reimbursement Obligation of the Borrowers	89
3.6	Obligations Absolute	90
3.7	Letter of Credit Payments	90
3.8	Applications	91
3.9	Provisions Related to Letters of Credit in Respect of Extended Revolving Commitments	91
3.10	Rollover of Existing Letters of Credit	91
Section 4.	REPRESENTATIONS AND WARRANTIES	91
4.1	Financial Condition	91
4.2	No Change	92
4.3	Existence; Compliance with Law	92
4.4	Power; Authorization; Enforceable Obligations	92
4.5	No Legal Bar	93
4.6	Litigation	93
4.7	No Default	93
4.8	Ownership of Property	93
4.9	Intellectual Property	93
4.10	Taxes	93
4.11	[Reserved]	94
4.12	Federal Regulations	94
4.13	Labor Matters	94
4.14	ERISA	94
4.15	Investment Company Act; Other Regulations	94
4.16	Subsidiaries	94
4.17	Use of Proceeds	94
4.18	Environmental Matters	95
4.19	Accuracy of Information, etc.	95
4.20	Security Documents	96
4.21	Solvency	96
4.22	Anti-Corruption Laws and Sanctions	96
4.23	Affected Financial Institutions	96
Section 5.	CONDITIONS PRECEDENT	96
5.1	Conditions to the Effective Date	96
5.2	Conditions to the Closing Date	97
5.3	Conditions to Each Extension of Credit After the Closing Date	100
Section 6.	AFFIRMATIVE COVENANTS	100
6.1	Financial Statements	100
6.2	Certificates; Other Information	101
6.3	Payment of Taxes	101
6.4	Maintenance of Existence; Compliance	102
6.5	Maintenance of Property; Insurance	102
6.6	Inspection of Property; Books and Records; Discussions	102
6.7	Notices	102
6.8	Environmental Laws	103

6.9	Additional Collateral, etc.	103
6.10	Designation of Subsidiaries	105
6.11	[Reserved]	105
6.12	Post-Closing Obligations	106
6.13	Maintenance of Ratings	107
Section 7.	NEGATIVE COVENANTS	107
7.1	Financial Condition Covenants	107
7.2	Indebtedness	107
7.3	Liens	111
7.4	Fundamental Changes	116
7.5	Disposition of Property	117
7.6	Restricted Payments	120
7.7	[Reserved]	122
7.8	Investments	122
7.9	[Reserved]	126
7.10	Transactions with Affiliates	126
7.11	Sales and Leasebacks	128
7.12	Changes in Fiscal Periods	128
7.13	Negative Pledge Clauses	128
7.14	Lines of Business	130
7.15	Optional Payments and Modifications of Subordinated Indebtedness	130
7.16	Use of Proceeds	131
Section 8.	EVENTS OF DEFAULT	131
Section 9.	THE AGENTS	135
9.1	Appointment	135
9.2	Delegation of Duties	136
9.3	Exculpatory Provisions	136
9.4	Reliance by Administrative Agent	136
9.5	Notice of Default	136
9.6	Non-Reliance on Agents and Other Lenders; Acknowledgements of Lenders and Issuing Lenders	137
9.7	Indemnification	139
9.8	Agent in Its Individual Capacity	139
9.9	Successor Administrative Agent	140
9.10	Certain ERISA Matters	140
9.11	Agents	141
9.12	Credit Bidding	142
Section 10.	MISCELLANEOUS	143
10.1	Amendments and Waivers	143
10.2	Notices	144
10.3	No Waiver; Cumulative Remedies	146
10.4	Survival of Representations and Warranties	146
10.5	Expenses; Limitation of Liability; Indemnity, Etc.	146
10.6	Successors and Assigns; Participations and Assignments	147

10.7	Adjustments; Set-off	152
10.8	Counterparts; Effectiveness; Electronic Execution	153
10.9	Severability	153
10.10	Integration	153
10.11	GOVERNING LAW	154
10.12	Submission To Jurisdiction; Waivers	154
10.13	[Reserved]	155
10.14	Releases of Guarantees and Liens	155
10.15	Confidentiality	156
10.16	WAIVERS OF JURY TRIAL	157
10.17	Patriot Act	157
10.18	No Fiduciary Duty	158
10.19	Usury	158
10.20	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	158
10.21	Conversion of Currencies	159
10.22	Several Obligations	159
10.23	Acknowledgement Regarding Any Supported QFCs	159

SCHEDULES:

1.1A	Commitments
1.1D	Excluded Subsidiary
3.10	Existing Letters of Credit
4.4	Consents, Authorizations, Filings and Notices
4.16	Subsidiaries
6.12(b)	Post-Closing Obligations
7.2(d)	Existing Indebtedness
7.3(f)	Existing Liens
7.5	Dispositions
7.8(h)	Existing Investments
7.10	Transactions with Affiliates
7.13	Negative Pledge

EXHIBITS:

A-1	Form of Guarantee Agreement

A-2	Form of Collateral Agreement

B	Form of Compliance Certificate

C	[Reserved]

D	Form of Joinder Agreement

E	Form of Assignment and Assumption

F-1	Form of U.S. Tax Compliance Certificate

(For Non-U.S. Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

F-2	Form of U.S. Tax Compliance Certificate

(For Non-U.S. Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

F-3	Form of U.S. Tax Compliance Certificate

(For Non-U.S. Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

F-4	Form of U.S. Tax Compliance Certificate

(For Non-U.S. Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

G	Form of Solvency Certificate

H	Form of Administrative Questionnaire

v

CREDIT AGREEMENT, dated as of June 30, 2022 (this “Agreement”), among GARDEN SPINCO CORPORATION, a Delaware corporation (the “Company”), after the Merger Effective Time (as defined herein) and subject to Section 2.29 hereof, NEOGEN CORPORATION, a Michigan corporation, the several banks and other financial institutions or entities from time to time parties to this Agreement (the “Lenders”) and JPMORGAN CHASE BANK, N.A., as administrative agent.

RECITALS

WHEREAS, (a) 3M Company (“3M”) intends to separate the SpinCo Business from 3M and its subsidiaries (the “Separation”) and (b) following the Separation, 3M and Neogen Corporation (“Neogen”) intend to combine the SpinCo Business with Neogen (Neogen together with its subsidiaries prior to such combination, the “Neogen Business”, and the Neogen Business, together with the SpinCo Business, the “Combined Business”);

WHEREAS, the foregoing will be consummated on the terms and subject to the conditions set forth in the Separation and Distribution Agreement, dated as of December 13, 2021 (as amended from time to time and including the annexes, exhibits, schedules and all related documents, collectively the “Separation and Distribution Agreement”), by and among 3M, the Company and Neogen and the Agreement and Plan of Merger, dated as of December 13, 2021 (as amended from time to time and including the annexes, exhibits, schedules and all related documents, collectively the “Merger Agreement” and, together with the Separation and Distribution Agreement and the Asset Purchase Agreements referred to below, collectively the “Transaction Agreements”), by and among 3M, the Company, Neogen and Nova RMT Sub, Inc., a wholly owned direct or indirect subsidiary of Neogen (“Merger Sub”), pursuant to or in connection with which it is intended that (1) 3M, to effect the Separation, will contribute a significant portion of the SpinCo Business to the Company, a wholly owned direct or indirect subsidiary of 3M (the “Contribution”) or its subsidiaries, (2) in connection with the Separation and in partial consideration of the Contribution, the Company will (A) issue to 3M additional shares of common stock of the Company (the “Spinco Common Stock”), (B) issue the Spinco Securities (as defined below) to 3M (or, to the extent the Spinco Securities have not been issued on or prior to the Closing Date (as defined below), incur the Bridge Loans (as defined below)) and (C) directly or indirectly make a cash transfer to 3M in an amount determined pursuant to the terms of the Separation and Distribution Agreement (the “Spinco Cash Distribution”), (3) on the date of the consummation of the Merger, but prior to the consummation of the Merger, 3M will consummate a spin-off and/or split-off of all of the issued and outstanding shares of Spinco Common Stock to holders of 3M common stock (the “Distribution”), (4) immediately following the Distribution, Merger Sub will merge with and into the Company, following which the Company shall become a wholly owned subsidiary of Neogen (the “Merger”) and (5) 3M will consummate the sale of the remaining assets and related liabilities that comprise the SpinCo Business that are not then held by the Company or its subsidiaries to Neogen or the Company or one or more of their respective subsidiaries pursuant to certain asset purchase agreements (the “Asset Purchase Agreements”, and such sales, the “Initial Asset Sales”, and together with the Separation, Contribution, the issuance of additional Spinco Common Stock, the issuance (or incurrence) of the Spinco Securities (or the Bridge Loans, if applicable), the Spinco Cash Distribution, the Distribution, the Merger and the other transactions contemplated by the Transaction Agreements, collectively the “Merger Transactions”);

WHEREAS, the Spinco Cash Distribution, the Initial Asset Sales and related transaction fees and expenses are expected to be financed by the Tranche A Term Loans (as defined herein) and cash on hand of the Company, Neogen and their respective subsidiaries. As used herein, the Merger Transactions, the incurrence of the Tranche A Term Loans and the payment of related fees, premiums and expenses are collectively referred to herein as the “Transactions”.

WHEREAS, the Company has requested that the Lenders party hereto shall extend credit to the applicable Borrowers in the form of senior secured credit facilities in an aggregate amount of $800,000,000 comprised of (i) a $650,000,000 term loan A facility and (ii) a $150,000,000 revolving credit facility.

WHEREAS, the Lenders are willing to extend such credit to the applicable Borrowers on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1.          DEFINITIONS

1.1          Defined Terms. As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.

“3M”: as defined in the recitals hereto.

“ABR”: when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, bear interest at a rate determined by reference to the Alternate Base Rate. All ABR Loans shall be denominated in Dollars.

“Additional Lender”: as defined in Section 2.27(b).

“Additional Refinancing Lender”: as defined in Section 2.30(a).

“Adjusted Daily Simple SOFR”: means an interest rate per annum equal to (a) the Daily Simple SOFR, plus (b) 0.10%; provided that if the Adjusted Daily Simple SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Adjusted Term SOFR Rate”: means, for any Interest Period, an interest rate per annum equal to (a) the Term SOFR Rate for such Interest Period, plus (b) 0.10%; provided that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Adjustment Date”: as defined in the Pricing Grid.

“Administrative Agent”: JPMCB, together with its affiliates, as the arranger of the Commitments and as the administrative agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors.

“Administrative Agent Fee Letter” the Administrative Agent Fee Letter, dated as of June 2, 2022, among the Company and JPMCB.

“Administrative Questionnaire”: an Administrative Questionnaire in the form of Exhibit H or such other form as may be supplied from time to time by the Administrative Agent.

“Affected Financial Institution”: (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate”: as to any Person, any other Person that, at any time, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Affiliated Lender”: as defined in Section 10.6(k).

“Agents”: the collective reference to the Joint Lead Arrangers, the Joint Bookrunners, the Syndication Agent and the Administrative Agent.

“Aggregate Exposure”: with respect to any Lender at any time, an amount equal to the sum of (i) the aggregate then unpaid principal amount of such Lender’s Term Loans and (ii) the amount of such Lender’s Revolving Commitment then in effect or, if the Revolving Commitments have been terminated, the amount of such Lender’s Revolving Extensions of Credit then outstanding.

“Agreement”: as defined in the preamble hereto.

“Agreement Currency”: as defined in Section 10.21(b).

“Aggregate Exposure Percentage”: with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender’s Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time.

“All-in Yield”: with respect to any Indebtedness, the yield of such Indebtedness, whether in the form of interest rate, margin, commitment or ticking fees, original issue discount, upfront fees, index floors or otherwise, in each case, payable generally to the applicable lenders; provided that original issue discount and upfront fees shall be equated to interest rate assuming a four-year life to maturity; provided further that “All-in Yield” shall not include arrangement fees, structuring fees, consent fees or other fees in each case not paid to the applicable lenders generally.

“Alternate Base Rate”: for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus ½ of 1.0% and (c) the Adjusted Term SOFR Rate for a one month Interest Period as published two U.S. Government Securities Business Days prior to such day (or if such day is not a U.S. Government Securities Business Day, the immediately preceding U.S. Government Securities Business Day) plus 1.0%; provided that for the purpose of this definition, the Adjusted Term SOFR Rate for any day shall be based on the Term SOFR Reference Rate at approximately 5:00 a.m. Chicago time on such day (or any amended publication time for the Term SOFR Reference Rate, as specified by the CME Term SOFR Administrator in the Term SOFR Reference Rate methodology). Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 2.18 (for the avoidance of doubt, only until the Benchmark Replacement has been determined pursuant to Section 2.18(b)), then the Alternate Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above. For the avoidance of doubt, if the Alternate Base Rate as determined pursuant to the foregoing would be less than 1.0%, such rate shall be deemed to be 1.0% for purposes of this Agreement.

“Anti-Corruption Laws”: (a) the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder and the Bribery Act 2010 of the United Kingdom, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or (b) solely with respect to any Foreign Subsidiary, any other applicable anti-bribery or anti-corruption law that is applicable to such Foreign Subsidiary in its relevant jurisdiction of organization.

“Applicable Creditor”: as defined in Section 10.21(b).

“Applicable Intercreditor Agreement”: a First Lien Intercreditor Agreement or a Junior Lien Intercreditor Agreement, as applicable.

“Applicable Margin”: for each Type of Revolving Loan, Swingline Loan and Tranche A Term Loan, the rate per annum set forth under the relevant column heading below:

ABR Loans	Term Benchmark Loans / RFR Loans

1.25%	2.25%

provided that from and after the first Adjustment Date occurring after the completion of the first full fiscal quarter ending after the Closing Date, the Applicable Margin with respect to Revolving Loans, Swingline Loans and Tranche A Term Loans will be determined pursuant to the Pricing Grid.

“Applicable Minimum Amount”: in the case of Revolving Loans, an amount equal to $5,000,000 or a whole multiple of $1,000,000 in excess thereof.

“Application”: with respect to an Issuing Lender, an application, in such form as such Issuing Lender may specify from time to time, requesting such Issuing Lender to issue or amend a Letter of Credit.

“Arrangers”: JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA.

“Asset Sale”: any Disposition of property or series of related Dispositions of property outside of the ordinary course of business permitted by clause (h) or clause (k) of Section 7.5 that yields Net Cash Proceeds to the Parent or any of its Subsidiaries of greater than the greater of (x) $45,000,000 and (y) 15.0% of Consolidated EBITDA for the most recently ended Test Period.

“Assignee”: as defined in Section 10.6(c).

“Assignment and Assumption”: an Assignment and Assumption, substantially in the form of Exhibit E.

“Assignor”: as defined in Section 10.6(c).

“Auto-Extension Letter of Credit”: as defined in Section 3.1(a).

“Available Amount”: at any time, an amount equal to, without duplication:

(a)           the sum of:

(i)              the greater of (x) $75,000,000 and (y) 25.0% of Consolidated EBITDA for the most recently ended Test Period calculated on a Pro Forma Basis; plus

(ii)             the CNI Growth Amount; plus

(iii)            the amount of any capital contributions to or other proceeds of any issuance of Qualified Capital Stock (other than any amounts received from the Parent or any Subsidiary) received by the Parent or any of its Subsidiaries, plus the fair market value (as determined by the Parent in good faith) of Cash Equivalents, marketable securities or other property received by the Parent or any Subsidiary as a capital contribution or in return for any issuance of Qualified Capital Stock (other than any amounts received from the Parent or any Subsidiary), in each case, during the period from and including the day immediately following the Merger Effective Time through and including such time; plus

(iv)            the aggregate principal amount of any Indebtedness or Disqualified Capital Stock, in each case, of the Parent or any Subsidiary issued after the Merger Effective Time (other than Indebtedness or such Disqualified Capital Stock issued to the Parent or any Subsidiary), which has been converted into or exchanged for Capital Stock of the Parent or any Subsidiary that does not constitute Disqualified Capital Stock, together with the fair market value of any cash or Cash Equivalents (as determined by the Parent in good faith) and the fair market value (as determined by the Parent in good faith) of any property or assets received by the Parent or such Subsidiary upon such exchange or conversion, in each case, during the period from and including the day immediately following the Merger Effective Time through and including such time; plus

(v)             the net proceeds received by the Parent or any Subsidiary during the period from and including the day immediately following the Merger Effective Time through and including such time in connection with the Disposition to any Person (other than the Parent or any Subsidiary) of any Investment made pursuant to Section 7.8(l) in an amount, together with amounts added pursuant to clauses (vi) and (vii)(C), not to exceed the original Investment; plus

(vi)            to the extent not already reflected as a return of capital with respect to such Investment for purposes of determining the amount of such Investment, the proceeds received by the Parent or any Subsidiary during the period from and including the day immediately following the Merger Effective Time through and including such time in connection with cash returns, cash profits, cash distributions and similar cash amounts, including cash principal repayments of loans and interest payments on loans, in each case received in respect of any Investment made pursuant to Section 7.8(l) in an amount, together with amounts added pursuant to clauses (v) and (vii)(C), not to exceed the original Investment; plus

(vii)          an amount equal to the sum of (A) the amount of any Investments by the Parent or any Subsidiary pursuant to Section 7.8(l) in any Unrestricted Subsidiary that has been re-designated as a Subsidiary, (B) the amount of any Investments by the Parent or any Subsidiary pursuant to Section 7.8(l) in any Unrestricted Subsidiary or any Joint Venture that is not a Subsidiary that has been merged, consolidated or amalgamated with or into, or is liquidated, wound up or dissolved into, the Parent or any Subsidiary and (C) the fair market value (as determined by the Parent in good faith) of the property or assets of any Unrestricted Subsidiary or any Joint Venture that is not a Subsidiary that have been transferred, conveyed or otherwise distributed to the Parent or any Subsidiary, in each case, during the period from and including the day immediately following the Merger Effective Time through and including such time in an amount not to exceed, together with amounts added pursuant to clauses (v) and (vi), the Investments made in such Unrestricted Subsidiary or Joint Venture pursuant to Section 7.8(l); plus

(viii)         the amount of any Declined Proceeds; minus

(b)           an amount equal to the sum of (i) Restricted Payments made pursuant to Section 7.6(g), plus (ii) Restricted Debt Payments made pursuant to Section 7.15(e), plus (iii) Investments made pursuant to Section 7.8(l), in each case, during the period from and including the day immediately following the Merger Effective Time through and including such time.

“Available Revolving Commitment”: as to any Revolving Lender at any time, an amount equal to the excess, if any, of (a) such Lender’s Revolving Commitment then in effect over (b) such Lender’s Revolving Extensions of Credit then outstanding; provided, that in calculating any Lender’s Revolving Extensions of Credit for the purpose of determining such Lender’s Available Revolving Commitment pursuant to Section 2.10(a), the aggregate principal amount of Swingline Loans then outstanding shall be deemed to be zero.

“Available Tenor”: as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark (or component thereof) or payment period for interest calculated with reference to such Benchmark (or component thereof), as applicable, that is or may be used for determining the length of an Interest Period for any term rate or otherwise, for determining any frequency of making payments of interest calculated pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (e) of Section 2.18.

“Bail-In Action”: the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation”: (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Benchmark”: initially, with respect to any (i) RFR Loan (if applicable pursuant to Section 2.18), the Daily Simple SOFR or (ii) Term Benchmark Loan, the Term SOFR Rate; provided that if a Benchmark Transition Event and the related Benchmark Replacement Date have occurred with respect to the Daily Simple SOFR or Term SOFR Rate, as applicable, or any other then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 2.18.

“Benchmark Replacement”: for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(1)             the Adjusted Daily Simple SOFR; and

(2)             the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for dollar-denominated syndicated credit facilities at such time in the United States and (b) if such alternate benchmark is an Unadjusted Benchmark Replacement, the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clauses (1) or (2) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment”: with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrowers for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes”: with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides, following consultation with the Borrower, may be appropriate to reflect the adoption and implementation of such Benchmark and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date”: with respect to any Benchmark, the earliest to occur of the following events with respect to such then-current Benchmark:

(1)             in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(2)             in the case of clause (3) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event”: with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(1)             a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2)             a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the CME Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3)             a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period”: with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.18 and (y) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.18.

“Beneficial Ownership Certification”: with respect to any Borrower that is a “legal entity customer” as such term is defined in the Beneficial Ownership Regulation, a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation”: 31 C.F.R. § 1010.230.

“Benefit Plan”: any of (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code to which Section 4975 of the Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Benefitted Lender”: as defined in Section 10.7(a).

“BHC Act Affiliate”: of a party means an “affiliate’ (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Board”: the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Borrower”: (a) with respect to the Tranche A Term Facility, the Company and (b) with respect to the Revolving Facility, the Company and, after the Merger Effective Time, subject to Section 2.29, Neogen. The Company and, after the Merger Effective Time, Neogen are referred to herein collectively as the “Borrowers”.

“Borrowing”: Loans of the same Type, made, converted or continued on the same date and, in the case of Term Benchmark Loans, as to which a single Interest Period is in effect.

“Borrowing Date”: any Business Day specified by the applicable Borrower as a date on which such Borrower requests the relevant Lenders to make Loans hereunder.

“Bridge Commitment Letter”: the Commitment Letter, dated as of December 13, 2021, among the Company and the Arrangers, as in effect from time to time.

“Bridge Loans”: the senior secured bridge loans to be made to the Company on or prior to the Closing Date in accordance with the terms of the Bridge Commitment Letter and/or the definitive documentation with respect thereto (to the extent the Spinco Securities have not been issued on or prior to the Closing Date), in an aggregate principal amount equal to $350.0 million less the aggregate principal amount of the Spinco Securities that have been issued on or prior to the Closing Date.

“Business”: as defined in Section 4.18(b).

“Business Day”: any day (other than a Saturday or a Sunday) on which banks are open for business in New York City; provided that, in addition to the foregoing, a Business Day shall be (a) in relation to RFR Loans and any interest rate settings, fundings, disbursements, settlements or payments of any such RFR Loan, or any other dealings of such RFR Loan (b) in relation to Loans referencing the Adjusted Term SOFR Rate and any interest rate settings, fundings, disbursements, settlements or payments of any such Loans referencing the Adjusted Term SOFR Rate or any other dealings of such Loans referencing the Adjusted Term SOFR Rate, any such day that is only a U.S. Government Securities Business Day.

“Capital Expenditures”: for any period, with respect to any Person, the aggregate of all expenditures by such Person and its Subsidiaries for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Subsidiaries.

“Capital Lease Obligations”: as to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP; provided that, all obligations of the Parent and its Subsidiaries that are or would be characterized as an operating lease as determined in accordance with GAAP as in effect prior to December 15, 2018 (whether or not such operating lease was in effect on such date) shall continue to be accounted for as an operating lease (and not as a Capital Lease Obligation) for purposes of this Agreement regardless of any change in GAAP on and following December 15, 2018 (in each case, that would otherwise require such obligation to be re-characterized as a Capital Lease Obligation).

“Capital Stock”: any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

“Cash Equivalents”: (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of one year or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States or any state thereof or any United States branch of a foreign bank, in each case having combined capital and surplus of not less than $500,000,000; (c) commercial paper of an issuer rated at least A-2 by Standard & Poor’s Financial Services LLC (together with any successor thereto, “S&P”), P-2 by Moody’s Investors Service, Inc. (together with any successor thereto, “Moody’s”) or F2 by Fitch, or carrying an equivalent rating by a nationally recognized rating agency, if all of the three named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within one year from the date of acquisition; (d) repurchase obligations of any Lender or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the United States government; (e) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated (i) in the case of any such state, commonwealth, territory, political subdivision or taxing authority, at least A by S&P, A by Moody’s or A by Fitch or (ii) in the case of a foreign government, at least BBB- by S&P, Baa3 by Moody’s or BBB- by Fitch; (f) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any Lender or any commercial bank satisfying the requirements of clause (b) of this definition; (g) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition; (h) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA or Aaa, as applicable, by any two of S&P, Moody’s and Fitch and (iii) have portfolio assets of at least $5,000,000,000; (i) debt securities and marketable corporate securities of an issuer rated at least A-3 by S&P and P-3 by Moody’s for short-term ratings and A- by S&P and A3 by Moody’s for long-term ratings, or carrying an equivalent rating by a nationally recognized rating agency, with original maturities between 91 days and two years, in accordance with the Parent’s investment policy for cash management of the Parent; or (j) solely in respect of the ordinary course cash management activities of Foreign Subsidiaries, equivalents of the investments described in clauses (a) through (h) above denominated in foreign currencies and used by the Parent for cash management purposes in the ordinary course of business consistent with past practice to the extent guaranteed, issued, accepted or offered by (x) any country in which such Foreign Subsidiary operates or is organized or (y) any commercial bank organized under the laws of the jurisdiction in which such Foreign Subsidiary operates or is organized, as applicable, in each case without regard to any minimum rating or capital requirement specified in clauses (a) through (i) above. For the avoidance of doubt, any items identified as Cash Equivalents under this definition will be deemed to be Cash Equivalents for all purposes under this Agreement regardless of the treatment of such items under GAAP.

“Cash Management Obligations”: any obligation of the Parent or any of its Subsidiaries in respect of (i) cash netting, overdrafts and related liabilities that arise from treasury, depositary or cash pooling or management services including in connection with any automated clearing house transfers of funds or any similar transactions including in connection with deposit accounts, (ii) credit, debit, travel and expense, corporate purchasing and/or other purchasing cards issued to or for the benefit or account of the Parent or any of its Subsidiaries or their respective employees and (iii) obligations in respect of any other services related, ancillary or complementary to the foregoing. For the avoidance of doubt, the parties agree that any Cash Management Obligation that was permitted to be entered into or designated as a Cash Management Obligation under this Agreement at the time such obligation was entered into or so designated shall continue to be secured by the Collateral even though a limitation under this Agreement may be exceeded solely as a result of a change in the currency exchange rates from the currency exchange rates applicable at the time such Cash Management Obligation was entered into or designated.

“CFC”: each Person that is a “controlled foreign corporation” as defined in Section 957 of the Code.

“Change of Control”: as defined in Section 8(k).

“Charge”: means any charge, fee, expense, expenditure, cost, loss, adjustment, accrual or reserve or any other deduction included in the calculation of Consolidated Net Income.

“Class”: (a) when used with respect to any Lender, refers to whether such Lender has a Loan or Commitment with respect to a particular Class of Loans or Commitments, (b) when used with respect to Commitments, refers to whether such Commitments are Revolving Commitments, Extended Revolving Commitments of a given Extension Series, Extended Term Loans of a given Extension Series, Tranche A Term Commitments, Incremental Commitments or Refinancing Term Commitments of a given Refinancing Series and (c) when used with respect to Loans or a Borrowing, refers to whether such Loans, or the Loans comprising such Borrowing, are Revolving Loans, Incremental Revolving Loans, Revolving Loans under Extended Revolving Commitments of a given Extension Series, Revolving Loans under Other Revolving Commitments, Tranche A Term Loans, Incremental Term Loans, Refinancing Term Loans of a given Refinancing Series or Extended Term Loans of a given Extension Series. Revolving Commitments, Extended Revolving Commitments, Incremental Commitments, Other Revolving Commitments, Tranche A Term Commitments or Refinancing Term Commitments (and in each case, the Loans made pursuant to such Commitments) that have different terms and conditions shall be construed to be in different Classes. Commitments (and, in each case, the Loans made pursuant to such Commitments) that have the same terms and conditions shall be construed to be in the same Class.

“Closing Date”: the date on which the conditions precedent set forth in Section 5.2 are satisfied or waived in accordance with the terms hereof.

“CME Term SOFR Administrator”: means CME Group Benchmark Administration Limited as administrator of the forward-looking term Secured Overnight Financing Rate (SOFR) (or a successor administrator).

“CNI Growth Amount”: at any date of determination, an amount (which amount shall not be less than zero) equal to 50.0% of Consolidated Net Income for the cumulative period from the Merger Effective Time to and including the last day of the most recently ended fiscal quarter of the Parent for which financial statements have been delivered pursuant to Section 6.1 (treated as one accounting period).

“Code”: the Internal Revenue Code of 1986, as amended from time to time.

“Collateral”: all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is or is purported to be created by any Security Document.

“Collateral Agent”: JPMorgan Chase Bank, N.A.

“Collateral Agreement”: the Collateral Agreement dated as of the date of the Merger Effective Time, substantially in the form attached as Exhibit A-2, among the Borrowers and Subsidiary Guarantors party thereto and the Administrative Agent, as the same may be amended, supplemented or otherwise modified from time to time.

“Combined Business”: as defined in the recitals hereto.

“Commitment”: as to any Lender, the sum of the Tranche A Term Commitment and the Revolving Commitment of such Lender.

“Commitment Fee Rate”: 0.35% per annum; provided that on and after the first Adjustment Date occurring after the completion of the first full fiscal quarter ending after the Closing Date, the Commitment Fee Rate will be determined pursuant to the Pricing Grid.

“Commonly Controlled Entity”: any trade or business, whether or not incorporated, that for purposes of Title I or Title IV of ERISA or Section 412 of the Code is under common control with the Parent within the meaning of Section 4001 of ERISA or is part of a group that includes the Parent and that is treated as a single employer under Section 414 of the Code.

“Company”: as defined in the preamble hereto.

“Compliance Certificate”: a certificate duly executed by a Responsible Officer substantially in the form of Exhibit B.

“Consolidated EBITDA”: for any period, Consolidated Net Income for such period; plus, without duplication and, to the extent deducted (and not added back) (or, in the case of clauses (m)(ii), (s) and (ee), to the extent not included) in calculating Consolidated Net Income for such period, the sum of:

(a)           income tax expense,

(b)           interest expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees, Charges and expenses associated with Indebtedness (including with respect to the Loans and Indebtedness incurred in connection with the Transactions),

(c)           depreciation and amortization expense and impairment Charges,

(d)           transaction fees, costs and expenses and other Charges incurred in connection with the consummation of the Transactions, the initial funding of the Facilities and the consummation of the transactions contemplated hereunder on the Closing Date and the Merger Effective Time (including, if applicable, transaction bonuses, option exercise expense, warrant exercise expense, prepayment fees and other similar fees), including transaction expenses that are paid following the Closing Date or the Merger Effective Time;

(e)           transaction fees, costs and expenses and other Charges (i) incurred in connection with permitted acquisitions, Investments, Dispositions, equity issuances, Capital Expenditures, prepayments of debt, reorganizations, changes to organizational documents, software, product and/or intellectual property development and/or any other transactions not prohibited by the Loan Documents (or the consummation of which would be conditioned on the amendment or refinancing of the Facilities) (whether successful or not), (ii) arising out of customer disputes and/or (iii) relating to the development or acquisition of distribution networks or sales channels;

(f)            extraordinary, unusual or non-recurring Charges;

(g)           all non-cash Charges (including, without limitation, (i) non-cash Charges related to customer acquisition cost amortization and (ii) non-cash Charges deducted as a result of any grant of stock or stock equivalents and other equity-based non-cash compensation expense) (in each case other than (x) any non-cash Charge representing an accrual for a cash payment to be made in a future period and (y) any non-cash Charge relating to write-offs, write-downs or reserves with respect to accounts receivable in the normal course or inventory);

(h)           fees, costs and expenses that have been or, without duplication, are required to be reimbursed by third parties (pursuant to indemnity or otherwise) (including, without limitation, expenses incurred with respect to liability or casualty events or business interruption that are covered by insurance);

(i)            directors’ fees, expense reimbursement payments and indemnification paid to (or for the benefit of) directors, in each case, to the extent permitted to be paid pursuant to the Loan Documents;

(j)            Charges resulting from the application of purchase accounting, recapitalization accounting or other similar acquisition accounting (including with respect to inventory, property and equipment, goodwill, intangible assets, deferred revenue, earn-out obligations and debt line items) in connection with the Transactions, any permitted acquisition, any permitted Investment or any permitted Disposition;

(k)           fees, costs and expenses incurred under the Loan Documents (including in connection with any amendment or other modification (or proposed amendment or modification) thereto) and fees, costs and expenses paid to the Administrative Agent, the Lenders or any other secured party under the Loan Documents;

(l)            debt discount, debt issuance costs, prepayment expense and other Charges incurred in connection with the issuance of Indebtedness or other obligations or the amendment, prepayment or retirement of existing Indebtedness or other obligations (including any premiums or other expenses paid in connection with the early termination of an operating lease or other contractual obligation);

(m)          (i) Charges incurred with respect to liability or casualty events or business interruption and (ii) without duplication, cash proceeds of indemnities, business interruption or similar policies of insurance received or reasonably anticipated to be received by the Parent or any of its Subsidiaries to the extent not already included in Consolidated Net Income;

(n)           any Charge attributable to any carveout, integration and new product initiatives;

(o)           any Charge attributable to business optimization activities, cost savings initiatives, cost rationalization programs, operating expense reductions and/or synergies; provided that the aggregate amount added back to Consolidated EBITDA in any four-fiscal quarter period pursuant to this clause (o) (together with the aggregate amount added back pursuant to clause (s)(ii) below for such four-fiscal quarter period with respect to transactions occurring after the Merger Effective Time (other than any addbacks consistent with Regulation S-X of the Securities Act of 1933, as amended)) shall not exceed 25% of Consolidated EBITDA (calculated after giving effect to any such addbacks and all other permitted addbacks and adjustments) unless otherwise consented to by the Administrative Agent;

(p)           any Charge attributable to severance, signing and retention bonuses, recruiting and relocation Charges, other one-time compensation Charges, Charges in connection with facilities openings, pre-openings, closings, reconfigurations and/or consolidations;

(q)           Charges attributable to contract terminations, and systems and infrastructure costs;

(r)            any Charge attributable to the undertaking or implementation of restructurings (including any tax restructuring);

(s)           the amount of (i) pro forma “run rate” cost savings, operating expense reductions, other operating improvements and cost synergies related to the Transactions that are projected by the Parent in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken within 24 months after the Merger Effective Time, and (ii) pro forma “run rate” cost savings, operating expense reductions, other operational improvements and cost synergies related to any acquisitions or other investments, dispositions and other similar transactions (including, for the avoidance of doubt, acquisitions occurring prior to the Merger Effective Time), restructurings, cost savings initiatives, cost reduction programs and other operational changes or initiatives (including new product initiatives), that are projected by the Parent in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken within 24 months after such acquisition or other investment, disposition or other similar transaction, restructuring, cost savings initiative, cost reduction program or other operational change or initiative, in each case, net of any cost savings, operating expense reductions, other operational improvements and any synergies actually realized during such period (which adjustments shall continue to be included in Consolidated EBITDA for all applicable subsequent measurement periods)(such cost savings, the “Expected Cost Savings”); provided that the aggregate amount added back to Consolidated EBITDA in such four-fiscal quarter period pursuant to this clause (s)(ii) with respect to transactions occurring after the Merger Effective Time (other than any addbacks consistent with Regulation S-X of the Securities Act of 1933, as amended), together with the aggregate amount added back to Consolidated EBITDA in any four-fiscal quarter period pursuant to clause (o), shall not exceed 25% of Consolidated EBITDA (calculated after giving effect to any such addback and all other permitted addbacks and adjustments) unless otherwise consented to by the Administrative Agent;

(t)           consulting fees in an aggregate amount for any four-fiscal quarter period not to exceed $7,500,000 (for the avoidance of doubt, such limitation shall not limit any other addbacks otherwise permitted under this definition);

(u)          fees paid to ratings agencies;

(v)          Charges from (or incurred in connection with) discontinued operations, divested joint ventures and other divested investments;

(w)          fees, costs and expenses incurred, and cash payments made, in connection with the settlement of any litigation or claim involving the Parent or any of its Subsidiaries;

(x)           fees, costs, expenses and settlements incurred in connection with taxes;

(y)          any gain (which shall be deducted from Consolidated EBITDA) or loss resulting in such period from non-speculative hedging transaction gains or losses;

(z)           (A) any gain (which shall be deducted from Consolidated EBITDA) or loss resulting in such period from currency translation or non-speculative foreign currency transaction or translation gains or losses or (B) any foreign currency-related gain or loss related to any intercompany transactions or loans;

(aa)         any Charge incidental to the Parent’s (or any Parent Entity’s) status as a reporting company, including compliance costs, accounting fees, reporting fees, listing fees and other public company costs (“Public Company Costs”);

(bb)        Charges resulting from the convergence of accounting principles and methodologies;

(cc)         the excess of GAAP rent expenses over actual cash rent expenses paid during such period due to the use of straight line rent expenses for GAAP purposes;

(dd)        all taxes payable or reasonably estimated to be payable (including pursuant to a tax sharing arrangement or a tax distribution);

(ee)         without duplication, any other addbacks or adjustments reflected in any of the categories and/or of the types reflected in any quality of earnings report for the Parent and/or any of its subsidiaries (or any target entity) (whether delivered in connection with the Transactions or, subject to the proviso in clause (s)(ii) with respect to the addbacks or adjustments referred to therein, any transaction proposed to be consummated following the Merger Effective Time);

(ff)          Charges in respect of earnouts and similar obligations;

(gg)        fees and the amount of loss or discount on the sale of accounts receivables and related assets in connection with a Permitted Receivables Financing; and

(hh)        the amount of any cash actually received by such Person (or the amount of the benefit of any netting arrangement resulting in reduced cash expenditures) during such period, and not included in Consolidated Net Income in any period, to the extent that any non-cash gain relating to such cash receipt or netting arrangement was deducted in the calculation of Consolidated EBITDA for any previous period and not added back;

minus, to the extent taken into account in calculating Consolidated Net Income for such period, the sum of (a) interest income (to the extent not deducted in determining interest expense for such period) and (b) any non-cash income.

Notwithstanding the foregoing, for purposes of this Agreement, Consolidated EBITDA shall be deemed to equal (a) $33,859,000 for the fiscal quarter ended June 30, 2021, (b) $30,070,000 for the fiscal quarter ended September 30, 2021, (c) $29,917,000 for the fiscal quarter ended December 31, 2021 and (d) $29,408,000 for the fiscal quarter ended March 31, 2022 (it being understood that such amounts are subject to adjustments in connection with any future calculation on a Pro Forma Basis after the Merger Effective Time or giving pro forma effect to any Specified Transaction after the Merger Effective Time).

“Consolidated First Lien Net Debt”: as to any Person at any date of determination, the aggregate principal amount of Consolidated Total Debt outstanding on such date that is secured by a first priority Lien on the Collateral.

“Consolidated Interest Coverage Ratio”: with respect to any Test Period, the ratio of (a) Consolidated EBITDA of the Parent and its Subsidiaries for such Test Period to (b) Consolidated Interest Expense of the Parent and its Subsidiaries for such Test Period.

“Consolidated Interest Expense”: for any period, total cash interest expense of the Parent and its Subsidiaries for such period determined in accordance with GAAP (excluding, to the extent otherwise included in such interest expense, (i) the amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (ii) amortization of deferred financing costs, debt issuance costs, commissions, fees and expenses, (iii) any expenses relating to the modification of Indebtedness, (iv) any expenses resulting from discounting of Indebtedness in connection with the application of recapitalization accounting or purchase accounting, (v) penalties or interest related to taxes and any other amounts of non-cash interest resulting from the effects of acquisition method accounting or pushdown accounting, (vi) the accretion or accrual of, or accrued interest on, discounted liabilities (other than Indebtedness) during such period, (vii) interest expense attributable to the movement of the mark-to-market valuation of obligations under hedging agreements or other derivative instruments pursuant to FASB Accounting Standards Codification No. 815-Derivatives and Hedging, (viii) costs associated with incurring or terminating Hedging Arrangements (including costs associated with breakage in respect of hedging for interest rates), (ix) any payments with respect to make whole premiums or other breakage costs of any indebtedness, (x) “additional interest” owing pursuant to a registration rights agreement with respect to any securities, (xi) all non-recurring interest expense consisting of liquidated damages for failure to timely comply with registration rights obligations, all as calculated on a consolidated basis in accordance with GAAP, (xii) expensing of bridge, arrangement, structuring, commitment or other financing fees, (xiii) commissions, discounts, yield, prepayment premiums or penalties (including any make-whole premiums), and other fees and charges (including any interest expense) incurred in connection with any indebtedness that is non-recourse to the Parent, the Company and its Subsidiaries, (xiv) penalties and interest relating to taxes, (xv) any interest expense attributable to the exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential) with respect thereto in connection with the Transactions, any acquisition or investment, (xvi) annual agency fees paid to any administrative agents and collateral agents or trustees (or similar agents) with respect to any secured or unsecured loans, debt facilities, debentures, bonds, commercial paper facilities or other forms of Indebtedness (including any security or collateral trust arrangements related thereto), including the Facilities, (xvii) any writeoff of unamortized debt issuance costs upon any prepayment of any Indebtedness, (xviii) fees and expenses associated with any investment permitted pursuant to the Loan Documents or any issuance of capital stock or Indebtedness permitted thereunder (or the consummation of which would be conditioned on the amendment or refinancing of the Facilities) (whether or not consummated), (xix) any fees, including upfront fees, and any other fees and expenses associated or paid in connection with the Loan Documents or the consummation of the Transactions and (xx) any capitalized interest.

“Consolidated Net Income”: for any period, the consolidated net income (or loss) of the Parent and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded, without duplication:

(a)           [reserved];

(b)           the income (or deficit) of any Person (other than a Subsidiary of the Parent) in which the Parent or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Parent or such Subsidiary in the form of dividends or similar distributions;

(c)           solely for purposes of determining the Available Amount, the undistributed earnings of any Subsidiary of the Parent (other than a Loan Party) to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation (other than under any Loan Document or the documentation for any Indebtedness subject to a First Lien Intercreditor Agreement or a Junior Lien Intercreditor Agreement) or Requirement of Law applicable to such Subsidiary;

(d)           any goodwill or other asset impairment charges, write-offs or write-downs or amortization of intangibles;

(e)           any gain or charge attributable to any asset Disposition (including asset retirement costs or sales or issuances of Capital Stock) outside the ordinary course of business (as determined in good faith by such Person);

(f)            (i) any unrealized or realized net foreign currency transactional gains or charges impacting net income (including currency re-measurements of Indebtedness, any net gains or charges resulting from Hedge Agreements for currency exchange risk associated with the above or any other currency related risk, any transactional gains or charges relating to assets and liabilities denominated in a currency other than a functional currency and those resulting from intercompany Indebtedness), (ii) any realized or unrealized gain or charge in respect of (x) any obligation under any Hedge Agreement as determined in accordance with GAAP and/or (y) any other derivative instrument pursuant to, in the case of this clause (y), Financial Accounting Standards Board’s Accounting Standards Codification No. 815-Derivatives and Hedging and (iii) unrealized gains or losses in respect of any Hedge Agreement;

(g)           any net income or charge (less all fees and expenses related thereto) attributable to (i) the early extinguishment or cancellation of Indebtedness or (ii) any derivative transaction under a Hedge Agreement;

(h)           non-cash expenses resulting from any employee benefit or management compensation plan or grant of stock and stock options or other equity and equity-based interests to employees of the Parent or any Subsidiary pursuant to a written plan or agreement (including expenses arising from the grant of stock and stock options prior to the Merger Effective Time) or the treatment of such options or other equity and equity-based interests under variable plan accounting;

(i)            [reserved];

(j)            any (i) write-off or amortization made in such period of deferred financing costs and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness, (ii) amortization of intangible assets and (iii) other amortization (including amortization of goodwill, software, deferred or capitalized financing fees, debt issuance costs, commissions and expenses and other intangible assets);

(k)           fees, costs and expenses incurred, or amortization thereof, in connection with, to the extent permitted hereunder, any Investment, any issuance of debt or equity, any Disposition, any casualty event or any amendments or waivers of the Loan Documents, and refinancing, refunding, renewals or extensions permitted hereunder in connection therewith, in each case, whether or not consummated;

(l)            non-cash compensation charges and/or any other non-cash charges arising from the granting of any stock, stock option or similar arrangement (including any profits interest) or the granting of any restricted stock, stock appreciation right and/or similar arrangement (including any repricing, amendment, modification, substitution or change of any such stock option, restricted stock, stock appreciation right, profits interest or similar arrangement or the vesting of any warrant);

(m)          the effects of adjustments (including the effects of such adjustments pushed down to the Parent and its subsidiaries) in component amounts required or permitted by GAAP (including, without limitation, in the inventory (including any impact of changes to inventory valuation policy methods, including changes in capitalization of variances), property and equipment, lease, rights fee arrangements, software, goodwill, intangible asset (including customer molds), in-process research and development, deferred revenue, advanced billing and debt line items thereof), resulting from the application of recapitalization accounting or acquisition or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition or similar Investment or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(n)           (i) at the election of the Parent with respect to any quarterly period, the cumulative effect (including charges, accruals, expenses and reserves) of a change in law, regulation or accounting principles and changes as a result of the adoption, implementation or modification of accounting policies, including the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period (including any impact resulting from an election by the Company to apply IFRS or other Accounting Changes) and (ii) any costs, Charges, losses, fees or expenses in connection with the implementation or tracking of such changes or modifications specified in the foregoing clause (i), in each case as reasonably determined by the Parent;

(o)           (i) accruals and reserves, contingent liabilities and any non-cash gains or losses on the settlement of any pre-existing contractual or non-contractual relationships that are established or adjusted as a result of changes as a result of the adoption or modification of accounting policies during such period and (ii) accruals, reserves and other Charges that are established or adjusted, in each case within 24 months of the subject transaction, as a result of the Transactions or any acquisition, Investment, Disposition, write down or write off (including the related tax benefit) in accordance with GAAP;

(p)           income or expense related to changes in the fair value of contingent liability in connection with earn-out obligations and similar liabilities in connection with any acquisition or Investments permitted under this Agreement; and

(q)           any extraordinary, exceptional, unusual or nonrecurring gains or losses.

In addition, to the extent not already included in Consolidated Net Income, Consolidated Net Income shall include (i) the amount of proceeds received or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer or indemnifying party and only to the extent that such amount is in fact reimbursed within 365 days of the date of the insurable or indemnifiable event (net of any amount so added back in any prior period to the extent not so reimbursed within the applicable 365-day period), due from liability, casualty or business interruption insurance, reimbursement of expenses and charges that are covered by indemnification and other reimbursement provisions in connection with any acquisition or other Investment or any disposition of any asset permitted under this Agreement or any other expense or charge to the extent such other expense or charge is paid by a third party that is not a Subsidiary on behalf of Parent, any Borrower or a Subsidiary and (ii) the amount of any cash tax benefits related to the tax amortization of intangible assets in such period.

“Consolidated Total Assets”: at any date, all amounts that would, in conformity with GAAP, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the Parent and its Subsidiaries at such date.

“Consolidated Total Debt”: at any date, the aggregate principal amount of debt of the Parent and its Subsidiaries at such date in an amount that would be reflected on a balance sheet prepared as of such date, determined on a consolidated basis in accordance with GAAP, consisting only of (a) Indebtedness for borrowed money, (b) obligations under letters of credit that have not been reimbursed for at least three Business Days following the due date for payment thereof, (c) debt obligations evidenced by promissory notes or similar instruments, (d) Capitalized Lease Obligations and (e) Indebtedness of the type referred to in clause (a) above of any other Person to the extent guaranteed by the Parent or its Subsidiaries. For the avoidance of doubt, Consolidated Total Debt shall exclude Indebtedness in respect of any Permitted Receivables Financing.

“Contingent Purchase Price Obligations”: any earnout obligations or similar deferred or contingent purchase price obligations of the Parent or any of its Subsidiaries incurred or created in connection with any acquisition to the extent such obligations are a liability on the consolidated balance sheet of the Parent in accordance with GAAP.

“Continuing Directors”: the directors of the Parent at the Merger Effective Time (after giving effect to the Merger Transactions), the initial directors of the Parent set forth in the Form 10, and each other director, if, in each case, such other director’s nomination for election to the board of directors of the Parent is recommended or approved by at least a majority of the then Continuing Directors.

“Contractual Obligation”: as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Contribution”: as defined in the recitals hereto.

“Corresponding Tenor”: with respect to any Available Tenor, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Covered Agreement”: as defined in Section 7.13(c).

“Covered Entity”: any of the following:

(i)              a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)             a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)            a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party”: as defined in Section 10.23.

“Credit Agreement Refinancing Indebtedness”: Indebtedness constituting (a) Permitted First Priority Refinancing Debt, (b) Permitted Junior Lien Refinancing Debt or (c) Permitted Unsecured Refinancing Debt; provided that (i) such Indebtedness shall not have a greater principal amount than the principal amount (or accreted value, if applicable) of the Refinanced Debt except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender, prepayment or repayment premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payment) incurred in connection with such refinancing, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under Section 7.2 and, to the extent secured by a Lien, Section 7.3 (and, in each case, the applicable clause of Section 7.2 and Section 7.3 shall be deemed to be utilized by the amount so incurred), (ii) the other terms and conditions of such Indebtedness shall not be materially more restrictive (taken as a whole) on the Parent and its Subsidiaries (as determined by the Parent in good faith) than those applicable to the Refinanced Debt being refinanced or replaced (except for covenants or other provisions (I) that reflect market terms and conditions (taken as a whole) at the time of incurrence (as determined by the Parent in good faith), (II) that are reasonably satisfactory to the Administrative Agent, (III) that are applicable only to periods after the Latest Maturity Date at the time of incurrence of such Indebtedness or (IV) that are also added for the benefit of each Facility remaining outstanding (provided that, in the case of each of clauses (I), (II) and (IV), if any financial maintenance covenant for the benefit of any Credit Agreement Refinancing Indebtedness is added or is more restrictive than the financial maintenance covenants then applicable to any then-existing Tranche A Term Facility or Revolving Facility, such financial maintenance covenants shall be applied to any then-existing Tranche A Term Facility and Revolving Facility), and (iii) such Refinanced Debt shall be repaid, repurchased, retired, defeased or satisfied and discharged, all accrued interest, fees, premiums (if any) and penalties in connection therewith shall be paid, and all commitments thereunder terminated, on the date such Credit Agreement Refinancing Indebtedness is issued, incurred or obtained.

“Credit Party”: the Administrative Agent, any Issuing Lender, the Swingline Lender or any other Lender.

“Cure Amount”: as defined in Section 8.

“Cure Right”: as defined in Section 8.

“Cure Right Expiration Date”: as defined in Section 8.

“Daily Simple SOFR”: means, for any day (a “SOFR Rate Day”), a rate per annum equal SOFR for the day (such day “SOFR Determination Date”) that is five (5) U.S. Government Securities Business Day prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

“Declined Proceeds”: as defined in Section 2.13(e).

“Default”: any of the events specified in Section 8, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

“Defaulting Lender”: any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Parent in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any Issuing Lender, the Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within two Business Days of the date when due, (b) has notified the Parent, the Administrative Agent or any Issuing Lender or the Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Parent, to confirm in writing to the Administrative Agent and the Parent that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Parent), or (d) has, or has a direct or indirect company that has, (i) become the subject of any bankruptcy or insolvency proceeding, (ii) become the subject of a Bail-In Action or (iii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity (but excluding any receiver, custodian, conservator, trustee, administrator or similar Person appointed by a regulatory authority under or based on the applicable law in the country where such Person is subject to home jurisdiction supervision if applicable law requires that such appointment is not to be publicly disclosed); provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender) upon delivery of written notice of such determination to the Parent, each Issuing Lender, the Swingline Lender and each Lender.

“Designated Non-Cash Consideration”: the fair market value (as determined by the Parent in good faith) of non-cash consideration received by the Parent or any Subsidiary in connection with any Disposition pursuant to Section 7.5(h) that is designated as Designated Non-Cash Consideration by a Responsible Officer of the Parent (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of or with respect to such Designated Non-Cash Consideration).

“Disposition”: with respect to any property or right, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof (other than any transaction for purposes of collateral or security to the extent permitted hereunder). The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Disqualified Capital Stock”: any Capital Stock of the Parent which is not Qualified Capital Stock. Notwithstanding the preceding sentence, (A) if such Capital Stock is issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of Borrowers or any Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations and (B) no Capital Stock held by any Permitted Payee shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“Disqualified Lender”: (i) competitors of the Parent and its Subsidiaries identified from time to time to the Administrative Agent, (ii) persons identified to the Arrangers prior to December 13, 2021 and (iii) in each case of clauses (i) and (ii), any of such person’s Affiliates that are (x) clearly identifiable solely by similarity of name or (y) identified in writing by the Parent from time to time to the Administrative Agent; provided that, notwithstanding anything herein to the contrary, (A) in no event shall a supplement apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest in any Loans or Commitments under the Facilities that is otherwise permitted hereunder and (B) no supplements shall become effective until three Business Days after delivery by the Parent to the Administrative Agent of such supplement by electronic mail to JPMDQ_Contact@jpmorgan.com.

“Disregarded Entity” means any entity treated as disregarded as an entity separate from its owner under Treasury Regulations Section 301.7701-3.

“Distribution”: as defined in the recitals hereto.

“Dollar Equivalent”: at any time as to any amount denominated in a Foreign Currency, the equivalent amount in U.S. Dollars as determined by the Administrative Agent at such time on the basis of the Exchange Rate for the purchase of U.S. Dollars with such Foreign Currency.

“Domestic Subsidiary”: any Subsidiary of the Parent organized under the laws of the United States or any state thereof or the District of Columbia.

“EEA Financial Institution”: (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country”: any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority”: any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date”: the date on which the conditions precedent set forth in Section 5.1 are satisfied.

“EMU”: Economic and Monetary Union as contemplated in the Treaty.

“Engagement Letter” the Engagement Letter, dated as of December 13, 2021, among the Company and the Arrangers.

“Environmental Laws”: as to any Person, any and all Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health (solely as it relates to exposure to Materials of Environmental Concern) or the environment, as now or may at any time hereafter be in effect.

“ERISA”: the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“EU Bail-In Legislation Schedule”: the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Euro” or “€”: the single currency of the Participating Member States.

“Event of Default”: any of the events specified in Section 8; provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

“Exchange Act”: the Securities Exchange Act of 1934, as amended.

“Exchange Act Report”: collectively, the Current Reports on Form 8-K and the Quarterly Reports on Form 10-Q of Neogen or 3M filed with or furnished to the SEC subsequent to January 2, 2022 but prior to the Merger Effective Time.

“Exchange Rate”: on any day, with respect to any currency, the rate at which such currency may be exchanged into any other currency, as set forth at approximately 11:00 a.m., London time, on such date as provided by ICE Data Services. In the event that such rate is not provided by ICE Data Services, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be reasonably selected by the Administrative Agent in consultation with the Parent, or, in the event no such service is selected, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 10:00 a.m., Local Time, on such date for the purchase of the relevant currency for delivery two Business Days later; provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent, after consultation with the Parent, may use any reasonable method it deems appropriate to determine such rate, and such determination shall be presumed correct absent manifest error.

“Excluded Assets”: as defined in the Collateral Agreement.

“Excluded Subsidiary”: (i) any Foreign Subsidiary, (ii) any Subsidiary that is not a Wholly-Owned Subsidiary, (iii) any Immaterial Subsidiary, (iv) any Finance Subsidiary or any Special Purpose Finance Subsidiary, (v) any FSHCO, (vi) any Domestic Subsidiary that is a Subsidiary of a CFC or a FSHCO, (vii) any Unrestricted Subsidiary, (viii) any Subsidiary that is prohibited by applicable law existing at the Merger Effective Time or by applicable law or contractual obligation existing at the Merger Effective Time or at the time of the formation or acquisition by the Parent (or any of its Subsidiaries) of such Subsidiary (including pursuant to Indebtedness permitted to be incurred hereunder as assumed Indebtedness if the terms of such Indebtedness prohibit such Subsidiary from guaranteeing the Obligations) (so long as such contractual obligation is not entered into in contemplation of such formation or acquisition) from providing a guarantee under the Guarantee Agreement or from having a Lien on its Capital Stock to secure the Obligations, as the context may require, for so long as such prohibition exists, or if such guarantee or such Lien, as the context may require, would require governmental (including regulatory) consent, approval, license or authorization (unless such consent, approval, license or authorization has been obtained, it being understood that the Parent shall have no obligation to obtain any such consent, approval, license or authorization), (ix) any Subsidiary that is a not-for-profit organization, broker dealer, captive insurance subsidiaries and other special purpose subsidiaries, (x) any Subsidiary whose provision of a guarantee would reasonably be expected to result in adverse tax consequences (other than de minimis tax consequences) to the Parent and its Subsidiaries as determined by the Parent in good faith, (xi) any Subsidiary of the Company or Neogen listed in Schedule 1.1D hereto on the Effective Date and (xii) any other Subsidiary with respect to which, in the reasonable judgment of the Parent, the burden or cost (including any adverse tax consequence) of providing a guarantee under the Guarantee Agreement or a Lien on its Capital Stock to secure the Obligations, as the context may require, will outweigh the benefits to be obtained by the Lenders therefrom; provided that, notwithstanding anything herein to the contrary, in no event shall any Borrower be an Excluded Subsidiary.

“Excluded Swap Obligation”: with respect to any Guarantor (a) any Swap Obligation if, and to the extent that, and only for so long as, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, as applicable, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure to constitute an “eligible contract participant,” as defined in the Commodity Exchange Act and the regulations thereunder, at the time the guarantee of (or grant of such security interest by, as applicable) such Guarantor becomes or would become effective with respect to such Swap Obligation or (b) any other Swap Obligation designated as an “Excluded Swap Obligation” of such Guarantor as specified in any agreement between the relevant Loan Parties and counterparty applicable to such Swap Obligations, and agreed by the Administrative Agent. If a Swap Obligation arises under a master agreement governing more than one Swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to Swaps for which such guarantee or security interest is or becomes illegal.

“Existing Credit Agreement”: the Amended and Restated Credit Agreement, dated as of November 30, 2016 (as amended, amended and restated or otherwise modified from time to time), among Neogen Corporation, as borrower and JPMorgan Chase Bank, N.A., as lender.

“Existing Letter of Credit”: as defined in Section 3.10.

“Existing Revolver Tranche”: as defined in Section 2.26(b).

“Existing Term Loan Tranche”: as defined in Section 2.26(a).

“Expected Cost Savings”: as defined in the definition of “Consolidated EBITDA”.

“Extended Revolving Commitments”: as defined in Section 2.26(b).

“Extended Term Loans”: as defined in Section 2.26(a).

“Extending Revolving Lender”: as defined in Section 2.26(c).

“Extending Term Lender”: as defined in Section 2.26(c).

“Extension Amendment”: as defined in Section 2.26(d).

“Extension Election”: as defined in Section 2.26(c).

“Extension Request”: as defined in Section 2.26(b).

“Extension Series”: as defined in Section 2.26(b).

“Facility”: each of (a) the Tranche A Term Facility, (b) the Revolving Facility and (c) each other credit facility that may be added to this Agreement after the date hereof, and collectively, the “Facilities”.

“FATCA”: Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreements entered into in connection with the implementation of the foregoing and any fiscal or regulatory legislation, rules or practices adopted pursuant to any of the foregoing, or any treaty or convention among Governmental Authorities entered into in connection with the implementation of the foregoing.

“Federal Funds Effective Rate”: for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as shall be set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate; provided that if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Fee Letter”: the Term Loan A Facility Fee Letter, dated as of June 2, 2022, among the Company and the Arrangers.

“Finance Subsidiary”: any Subsidiary of the Parent formed for the sole purpose of engaging in a Permitted Receivables Financing or Supply Chain Financing.

“Financial Covenants”: the covenants set forth in Sections 7.1(a) and 7.1(b).

“First Lien Intercreditor Agreement”: an intercreditor agreement on customary terms or otherwise in a form reasonably acceptable to the Administrative Agent and the Parent, among the Parent, the Subsidiary Guarantors from time to time party thereto, the Collateral Agent and any Other Debt Representatives for the holders of Indebtedness that is permitted under Sections 7.2 and 7.3 to be, and is intended to be, secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations.

“First Lien Leverage Ratio”: with respect to any date of determination, the ratio of (a) Consolidated First Lien Net Debt as of such date less Netted Cash as of such date to (b) Consolidated EBITDA of the Parent and its Subsidiaries for the applicable Test Period.

“Fitch”: Fitch Ratings Inc., together with any successor thereto.

“Fixed Amount”: as defined in Section 1.4(e).

“Floor”: 0.0% per annum.

“Foreign Currencies”: Euro, Sterling, Swiss Francs and Yen.

“Foreign Subsidiary”: any Subsidiary of the Parent that is not a Domestic Subsidiary.

“Funding Office”: the office of the Administrative Agent specified in Section 10.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Parent and the Lenders.

“FSHCO”: (a) a Person, whose only material assets consist of (i) cash or Cash Equivalents and/or (ii) Capital Stock or debt that is treated as equity for United States federal income tax purposes of (A) one or more Foreign Subsidiaries or (B) one or more FSHCOs and (b) a Disregarded Entity, all or substantially all of the assets of which consist of the Capital Stock of one or more Subsidiaries described in part (a) of this definition.

“GAAP”: generally accepted accounting principles in the United States as in effect from time to time, except that (i) for purposes of the definition of any Financial Covenant, GAAP shall be determined on the basis of such principles in effect on the date hereof and consistent with those used in the preparation of the most recent audited financial statements delivered pursuant to Section 4.1, (ii) (a) the amount of any Indebtedness under GAAP with respect to Capital Lease Obligations shall be determined in accordance with the definition of “Capital Lease Obligation” and (iii) any calculation or determination in this Agreement that requires the application of GAAP across multiple quarters need not be calculated or determined using the same accounting standard for each constituent quarter.

At any time after the Merger Effective Time, the Parent may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in this Agreement); provided that any such election, once made, shall be irrevocable; provided, further, any calculation or determination in this Agreement that requires the application of GAAP for periods that include fiscal quarters ended prior to the Parent’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Parent shall give notice of any such election made in accordance with this definition to the Administrative Agent. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness. All references to an accounting rule, regulation, standard, principal, term or measure, as applicable, in this Agreement (x) with respect to GAAP shall be deemed to refer to the equivalent rule, regulation, standard, principal, term or measure with respect to IFRS (if applicable) and (y) with respect to IFRS shall be deemed to refer to the equivalent rule, regulation, standard, principal, term or measure with respect to GAAP (if applicable).

If the Parent notifies the Administrative Agent, following the effectiveness of any applicable change in GAAP or IFRS that would cause a change in the method of calculation of any standards, terms or measures (including all computations of amounts and ratios) used in this Agreement (an “Accounting Change”), that the Parent requests an amendment to any provision hereof to eliminate the effect of such Accounting Change or in the application thereof on the operation of such provision (or if the Required Lenders notify the Parent following the effectiveness of any such Accounting Change that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such Accounting Change or in the application thereof, then such provision shall be interpreted on the basis of GAAP or IFRS, as applicable, as in effect and applied immediately before such Accounting Change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

“Governmental Authority”: any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange, any self-regulatory organization (including the National Association of Insurance Commissioners) and any applicable supranational bodies (such as the European Union or the European Central Bank).

“Guarantee Agreement”: the Guarantee Agreement dated as of the date of the Merger Effective Time, substantially in the form attached as Exhibit A-1, among the Borrowers and the Subsidiary Guarantors party thereto and the Administrative Agent, as the same may be amended, supplemented or otherwise modified from time to time.

“Guarantee Obligation”: as to any Person (the “guaranteeing person”), any obligation of (a) the guaranteeing person or (b) another Person (including any bank under any letter of credit) to induce the creation of which obligation the guaranteeing person has issued a reimbursement, counter indemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Parent in good faith.

“Guarantors”: the collective reference to the Subsidiary Guarantors and any other Person that guarantees payment of all or a portion of the Obligations (including, for the avoidance of doubt, the Borrowers).

“Hedge Agreements”: all interest rate swaps, caps, collar, forward, future or option agreements or similar arrangements dealing with interest rates, currency exchange rates, the exchange of nominal interest obligations or commodities, in each case either generally or under specific contingencies, or any other arrangement constituting a Swap Agreement (including, for the avoidance of doubt, any Lender Hedge Agreements).

“Immaterial Subsidiaries”: at any time, Subsidiaries of the Parent (i) having aggregate total assets (as determined in accordance with GAAP) in an amount of less than 7.5% of Consolidated Total Assets of the Parent and its Subsidiaries as of the last day of the immediately preceding Test Period and (ii) contributing in the aggregate less than 7.5% to Consolidated EBITDA for the most recently ended Test Period. In the event that total assets of all Immaterial Subsidiaries exceed 7.5% of Consolidated Total Assets as of the last day of the immediately preceding Test Period or the total contribution to Consolidated EBITDA of all Immaterial Subsidiaries exceeds 7.5% of Consolidated EBITDA for the relevant period, as the case may be, the Parent will designate Subsidiaries which would otherwise constitute Immaterial Subsidiaries to be excluded as Immaterial Subsidiaries until such 7.5% thresholds are met.

“Incremental Cap”:

(a)           the Shared Incremental Amount, plus

(b)           (i) the amount of any optional prepayment of any Loan (including any Incremental Loan) in accordance with Section 2.12 and/or the amount of any permanent reduction of any undrawn Revolving Commitment (including any undrawn Incremental Revolving Commitment), (ii) the amount of any optional prepayment, redemption, repurchase or retirement of Incremental Equivalent Debt that is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, (iii) the amount of any optional prepayment, redemption, repurchase or retirement of any Refinancing Term Loans or Other Revolving Loans or any Credit Agreement Refinancing Indebtedness previously applied to the permanent prepayment of any Loan, Revolving Commitment or of any Incremental Equivalent Debt referred to in clauses (i) and (ii) above (with respect to any such Credit Agreement Refinancing Indebtedness, in an aggregate amount not to exceed the aggregate amount of Loans, Revolving Commitments or Incremental Equivalent Debt, as applicable, refinanced by such Credit Agreement Refinancing Indebtedness), and (iv) the aggregate amount of any Indebtedness referred to in clauses (i) through (iii) above that is (x) repaid or retired resulting from any assignment to or purchase by such Indebtedness (and/or assignment and/or purchase of such Indebtedness by) the Parent and/or any Subsidiary or (y) terminated pursuant to Section 2.24, which shall be credited to the extent of the principal amount of the Indebtedness repaid, retired or terminated; provided that for each of clauses (i) through (iv), (x) the relevant prepayment, redemption, repurchase, retirement or assignment and/or purchase was not funded with the proceeds of any Long-Term Indebtedness and (y) in the case of any prepayment of Loans under any revolving facility, such prepayment shall be accompanied by a permanent reduction in the commitments in respect thereof, plus

(c)           an unlimited amount so long as, in the case of this clause (c), on the date of incurrence thereof on a Pro Forma Basis after giving effect to the incurrence of the Incremental Facility or the Incremental Equivalent Debt, as applicable, and the application of the proceeds thereof (without netting the cash proceeds thereof) and to any relevant Specified Transaction (and, in the case of any Incremental Revolving Facility then being established, assuming a full drawing thereunder), (i) if such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, the First Lien Leverage Ratio does not exceed either (A) 3.00 to 1.00 or (B) if such Incremental Facility or Incremental Equivalent Debt, as applicable, is incurred in connection with an acquisition or other Investment permitted under this Agreement, the greater of (I) 3.00 to 1.00 and (II) the First Lien Leverage Ratio immediately prior to the incurrence of such Incremental Facility or Incremental Equivalent Debt, as applicable, and the consummation of such acquisition or other permitted Investment, (ii) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, the Senior Secured Leverage Ratio does not exceed either (A) 3.50 to 1.00 or (B) if such Incremental Facility or Incremental Equivalent Debt, as applicable, is incurred in connection with an acquisition or other Investment permitted under this Agreement, the greater of (I) 3.50 to 1.00 and (II) the Senior Secured Leverage Ratio immediately prior to the incurrence of such Incremental Facility or Incremental Equivalent Debt, as applicable, and the consummation of such acquisition or other permitted Investment, and (iii) if such Indebtedness is unsecured, the Total Leverage Ratio does not exceed either (A) 4.50 to 1.00 or (B) if such Incremental Facility or Incremental Equivalent Debt, as applicable, is incurred in connection with an acquisition or other Investment permitted under this Agreement, the greater of (I) 4.50 to 1.00 and (II) the Total Leverage Ratio immediately prior to the incurrence of such Incremental Facility or Incremental Equivalent Debt, as applicable, and the consummation of such acquisition or other permitted Investment;

provided that: (1) any Incremental Facility or Incremental Equivalent Debt may be incurred under one or more of clauses (a) through (c) of this definition as selected by the Parent in its sole discretion, and (2) upon delivery of any financial statements pursuant to Section 6.1 following the initial incurrence or implementation of any Incremental Facility or Incremental Equivalent Debt, to the extent such Incremental Facility or Incremental Equivalent Debt or any portion thereof could, based on such financial statements, have been incurred or made in reliance on clause (c), unless otherwise elected by the Parent, such Incremental Facility or Incremental Equivalent Debt or portion thereof shall automatically be reclassified as having been incurred under clause (c).

“Incremental Commitment”: as defined in Section 2.27(a)(i).

“Incremental Equivalent Debt”: Indebtedness in an amount not to exceed the Incremental Cap incurred by any Loan Party consisting of the incurrence or issuance of one or more series of senior secured notes or loans, junior lien loans or notes, subordinated loans or notes or senior unsecured loans or notes (in each case in respect of the issuance of notes, whether issued in a public offering, Rule 144A or other private placement or purchase or otherwise) or any bridge financing in lieu of the foregoing, or secured or unsecured “mezzanine” debt, in each case, to the extent secured, subject to (x) with respect to Incremental Equivalent Debt secured by a Lien on the Collateral that is junior to the Lien securing the Obligations, a Junior Lien Intercreditor Agreement and (y) with respect to Incremental Equivalent Debt secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, a First Lien Intercreditor Agreement; provided that such Incremental Equivalent Debt shall be subject to the requirements set forth in Sections 2.27(a) mutatis mutandis, except that (a) the requirements set forth in Section 2.27(a)(i), Section 2.27(a)(xiii) and Section 2.27(a)(xvi) shall not apply to such Indebtedness and (b) the requirements set forth in Section 2.27(a)(vi) and (vii) shall not apply to a customary 364-day facility or a customary bridge facility which bridge facility, subject to customary conditions, automatically converts into long-term debt satisfying the requirements of such clauses.

“Incremental Facility”: as defined in Section 2.27(a).

“Incremental Facility Amendment”: an amendment to this Agreement executed by each of (a) the applicable Borrowers, (b) the Administrative Agent and (c) each Lender that agrees to provide all or any portion of the Incremental Facility being incurred pursuant thereto and in accordance with Section 2.27.

“Incremental Loans”: as defined in Section 2.27(a).

“Incremental Revolving Commitments”: as defined in Section 2.26(b).

“Incremental Revolving Facility”: as defined in Section 2.27(a).

“Incremental Revolving Loans”: as defined in Section 2.27(a).

“Incremental Term Facility”: as defined in Section 2.27(a).

“Incremental Term Loans”: as defined in Section 2.27(a).

“Incurred Acquisition Debt”: as defined in Section 7.2(p)(i).

“Incurrence-Based Amount”: as defined in Section 1.4(e).

“Indebtedness”: of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than (x) any such obligations incurred in the ordinary course of such Person’s business maturing less than one year from the creation thereof and (y) without duplication, any trade payables or similar obligations, including accrued expenses owed, to a trade creditor), including Contingent Purchase Price Obligations solely to the extent satisfying the definition thereof, (c) all obligations of such Person evidenced by notes, bonds (excluding surety bonds), debentures or other similar instruments (other than an operating lease, synthetic lease or similar arrangement), (d) for the purposes of Sections 7.2 and 8(e) only, all indebtedness created or arising under any conditional sale or other title retention agreement (other than an operating lease) with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) for the purposes of Sections 7.2 and 8(e) only, all Capital Lease Obligations of such Person; (f) for the purposes of Sections 7.2 and 8(e) only, all obligations of such Person, contingent or otherwise, as an account party under acceptances, surety bonds or similar arrangements (other than obligations arising out of endorsements of instruments for deposit or collection in the ordinary course of business), (g) all unpaid reimbursement obligations of such Person in respect of drawings under letters of credit and surety bonds and, for purposes of Sections 7.2 and 8(e) only, the face amount of all letters of credit issued for the account of such Person, (h) for the purposes of Sections 7.2 and 8(e) only, all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) without limitation of the foregoing, all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation; provided that the amount of any such obligation shall be deemed to be the lesser of the face principal amount thereof and the fair market value of the property subject to such Lien and (j) for the purposes of Sections 7.2 and 8(e) only, all obligations of such Person in respect of Hedge Agreements; provided that, for purposes of Sections 7.2 and 8(e), the amount of “Indebtedness” included with respect to any such Hedge Agreement shall be based on the net termination value thereof. Notwithstanding the foregoing, overdrafts by the Parent and its Subsidiaries in the ordinary course of business in connection with cash management (and not working capital) and trade letter of credit with a maturity of less than 180 days issued in the ordinary course of business shall not constitute Indebtedness.

“Indemnitee”: as defined in Section 10.5.

“Ineligible Institution”: as defined in Section 10.6(b).

“Information”: as defined in Section 4.19(a)(i).

“Initial Asset Sales”: as defined in the recitals hereto.

“Insolvency”: with respect to any Multiemployer Plan, the condition that such Multiemployer Plan is insolvent within the meaning of Section 4245 of ERISA.

“Insolvent”: pertaining to a condition of Insolvency.

“Intellectual Property”: all rights, priorities and privileges, whether arising under United States, multinational or foreign laws or otherwise, relating to copyrights, patents, trademarks, technology, know-how and processes and other intellectual property, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

“Intellectual Property Security Agreement”: means, individually and collectively, the intellectual property security agreement, to be dated as of the Merger Effective Time, together with each other intellectual property security agreement or Intellectual Property Security Agreement Supplement.

“Intellectual Property Security Agreement Supplement”: means, collectively, any intellectual property security agreement supplement entered into in connection with, and pursuant to the terms of, any Intellectual Property Security Agreement.

“Interest Election Request”: a request by the borrower to convert or continue a Borrowing in accordance with Section 2.14.

“Interest Payment Date”: (a) with respect to any ABR Loan (other than a Swingline Loan), the last day of each March, June, September and December and the Maturity Date, (b) with respect to any RFR Loan, (1) each date that is on the numerically corresponding day in each calendar month that is one month after the Borrowing of such Loan (or, if there is no such numerically corresponding day in such month, then the last day of such month) and (2) the Maturity Date, (c) with respect to any Term Benchmark Loan, the last day of each Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Term Benchmark Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period, and the Maturity Date and (d) with respect to any Swingline Loan, the day that such Loan is required to be repaid and the Maturity Date.

“Interest Period”: with respect to any Term Benchmark Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter (in each case, subject to the availability for the Benchmark applicable to the relevant Loan or Commitment), as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to Section 2.18(e) shall be available for specification in such Borrowing Request or Interest Election Request. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a Revolving Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Investments”: as defined in Section 7.8.

“IRS”: shall mean the Internal Revenue Service of the United States Department of Treasury.

“ISDA Definitions”: the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“ISP”: with respect to any Letter of Credit, the “International Standby Practices 1998” published by the International Chamber of Commerce under Publication No. 590 (or such later version thereof as may be in effect at the time of issuance).

“Issuing Lender”: (i) JPMCB and Goldman Sachs Bank USA (in each case, which may act through its Affiliates) or (ii) any other Lender (which may act through its Affiliates) requested by the Parent and reasonably acceptable to the Administrative Agent which agrees to act as an Issuing Lender hereunder, in each case its capacity as issuer of any Letter of Credit. Each reference herein to “Issuing Lender” shall be deemed to be a reference to the relevant Issuing Lender.

“Joinder Agreement”: as defined in Section 2.29.

“Joint Venture”: any Person in which the Parent and/or its Subsidiaries hold less than a majority of the Capital Stock, and which does not constitute a Subsidiary of the Parent, whether direct or indirect.

“JPMCB”: JPMorgan Chase Bank, N.A.

“Judgment Currency”: as defined in Section 10.21(b).

“Junior Lien Intercreditor Agreement”: an intercreditor agreement on customary terms or otherwise in a form reasonably acceptable to the Administrative Agent and the Parent, among the Parent, the Subsidiary Guarantors from time to time party thereto, the Administrative Agent and any Other Debt Representatives for the holders of Indebtedness that is permitted under Sections 7.2 (including for the avoidance of doubt, any relevant Indebtedness incurred in accordance with Sections 2.27 or 2.30) and 7.3 to be, and is intended to be, secured by a Lien on the Collateral that is junior (or, if applicable, pari passu with) to the Liens securing the Obligations.

“Knowledge” or to the “Knowledge”: of any Loan Party or any Subsidiaries of any Loan Party, the actual knowledge, after reasonable good faith investigation, of a Responsible Officer of such Loan Party or such Subsidiary.

“Latest Maturity Date”: at any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Term Loan.

“L/C Commitment”: as to any Revolving Lender, the obligation of such Revolving Lender to issue Letters of Credit pursuant to Section 3 in an aggregate undrawn, unexpired face amount plus the aggregate unreimbursed drawn amount thereof at any time not to exceed the amount set forth under the heading “L/C Commitment” opposite such Revolving Lender’s name on Schedule 1.1A or in the Assignment and Assumption pursuant to which such Revolving Lender becomes a party hereto, in each case, as the same may be changed from time to time pursuant to the terms hereof.

“L/C Exposure”: at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all payments, made by an Issuing Lender pursuant to a Letter of Credit, that have not yet been reimbursed by or on behalf of the applicable Borrower at such time. The L/C Exposure of any Revolving Lender at any time shall be, with respect to such Lender, such Lender’s applicable percentage of the total L/C Exposure at such time.

“L/C Fee Payment Date”: the second Business Day of each January, April, July or October and the last day of the Revolving Commitment Period.

“L/C Obligations”: at any time, an amount equal to the sum of (a) the aggregate then undrawn and unexpired amount of the then outstanding Letters of Credit and (b) the aggregate amount of drawings under Letters of Credit that have not then been reimbursed pursuant to Section 3.5. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, or a Letter of Credit subject to UCP600 allows extension of the expiration date of such Letter of Credit for reasons of Force Majeure stated in Article 36 of UCP600, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“L/C Participants”: with respect to any Letter of Credit issued by an Issuing Lender, the collective reference to all the Revolving Lenders other than the Issuing Lender with respect to such Letter of Credit.

“Lender Affiliate”: (a) with respect to any Lender (i) an Affiliate of such Lender or (ii) any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by such Lender or an Affiliate of such Lender and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Lender Cash Management Obligations”: Cash Management Obligations owed to any Person who is, or was, the Administrative Agent or a Lender (or any Affiliate of the Administrative Agent or any Lender) (x) at the time the agreement governing such Cash Management Obligations was entered into, with respect to any Cash Management Obligations arising from agreement entered into after the Merger Effective Time or (y) as of the Merger Effective Time, with respect to any Cash Management Obligations arising from agreement existing on the Merger Effective Time, in each case of clauses (x) and (y), regardless of whether such Person subsequently ceases to be the Administrative Agent or a Lender or an Affiliate of the Administrative Agent or a Lender.

“Lender Hedge Agreements”: as defined in the Guarantee Agreement.

“Lenders”: as defined in the preamble hereto.

“Letters of Credit”: as defined in Section 3.1(a).

“Letter of Credit Expiration Date”: the day that is five (5) Business Days prior to the scheduled maturity date then in effect for the applicable Class, series or tranche of Revolving Commitments (or, if day is not a Business Day, the next succeeding Business Day).

“Letter of Credit Reimbursement Loan”: as defined in Section 3.5.

“Lien”: any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

“Limited Condition Transaction”: as defined in Section 1.4(d).

“Loan”: any loan made by any Lender pursuant to this Agreement.

“Loan Documents”: this Agreement, the Guarantee Agreement, the Security Documents and the Notes, as the same may be amended, modified or supplemented from time to time.

“Loan Parties”: each Borrower and each Guarantor.

“Local Time”: New York City time in the case of a Loan or Borrowing disbursement denominated in U.S. Dollars.

“Long-Term Indebtedness”: any Indebtedness that, in accordance with GAAP, constitutes (or, when incurred, constituted) a long-term liability; provided that revolving indebtedness shall not constitute Long-Term Indebtedness.

“Majority Facility Lenders”: with respect to any Facility, the holders of more than 50.0% of the aggregate unpaid principal amount of the Total Revolving Extensions of Credit (excluding Revolving Extensions of Credit held by Defaulting Lenders) under the Revolving Facility, the aggregate unpaid principal amount of the Tranche A Term Loans outstanding under the Tranche A Term Facility or in the case of the Revolving Facility, prior to any termination of the Revolving Commitments, the holders (other than Defaulting Lenders) of more than 50.0% of the Total Revolving Commitments (excluding Revolving Commitments of Defaulting Lenders) or in the case of the Tranche A Term Facility, prior to any termination of the Tranche A Term Commitments, the holders (other than Defaulting Lenders) of more than 50.0% of the aggregate Tranche A Term Commitments (excluding Tranche A Term Commitments of Defaulting Lenders).

“Material Acquisition”: any acquisition, or a series of related acquisitions by the Parent or any Subsidiary, of (a) Capital Stock in any Person if, after giving effect thereto, such Person will become a Subsidiary or (b) assets comprising all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of) any Person; provided that, in the case of each of (a) and (b), the aggregate consideration therefor (including Indebtedness assumed in connection therewith, all obligations in respect of deferred purchase price (including obligations under any purchase price adjustment, as estimated in good faith by the Parent, but excluding earnout, contingent payment or similar payments) and all other consideration payable in connection therewith (including payment obligations in respect of noncompetition agreements or other arrangements representing acquisition consideration)) exceeds $100,000,000.

“Material Adverse Effect”: a material adverse effect on (a) the business, property, operations or financial condition of the Parent and its Subsidiaries taken as a whole, (b) the ability of the Loan Parties, taken as a whole, to perform their payment obligations under the Loan Documents or (c) the rights of or benefits available to the Lenders, taken as a whole, under this Agreement or any other Loan Document.

“Materials of Environmental Concern”: any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, in each case that are defined or regulated as such in or under any Requirement of Law relating to the environment, including asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

“Maturity Date”: with respect to the (i) Tranche A Term Facility, the Tranche A Final Maturity Date and (ii) the Revolving Facility, the Revolving Termination Date.

“Maximum Rate”: as defined in Section 10.19.

“Merger”: as defined in the recitals hereto.

“Merger Agreement”: as defined in the recitals hereto.

“Merger Effective Time”: from and after the consummation of the Merger.

“Merger Sub”: as defined in the recitals hereto.

“Merger Transaction Representations”: the representations made by or with respect to the Company and the SpinCo Business in the Merger Agreement as are material to the interests of the Lenders (in their capacities as such) (but only to the extent that Neogen or its applicable affiliates has the right to terminate its obligation to consummate the Merger (or otherwise does not have an obligation to close) under the Merger Agreement as a result of a failure of such representations in the Merger Agreement to be accurate without liability to any of them).

“Merger Transactions”: as defined in the recitals hereto.

“Moody’s”: as defined in the definition of “Cash Equivalents”.

“Multiemployer Plan”: any multiemployer plan as defined in Section 4001(a)(3) of ERISA, which is subject to Title IV of ERISA and is (or during the immediately preceding five (5) plan years has been) contributed to by (or to which there is an obligation to contribute of) the Parent or a Commonly Controlled Entity.

“Neogen”: as defined in the recitals hereto.

“Neogen Business”: as defined in the recitals hereto.

“Net Cash Proceeds”: (a) in connection with any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of attorneys’ fees, accountants’ fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event, as applicable (other than any Lien pursuant to a Security Document and other than (i) any Incremental Equivalent Debt, (ii) Credit Agreement Refinancing Indebtedness, (iii) Ratio Debt, (iv) Incurred Acquisition Debt or (v) any other Indebtedness outstanding at such time that, in each case, is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations) and other fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and (b) in connection with any issuance or sale of Capital Stock or any incurrence of Indebtedness, the cash proceeds received from such issuance or incurrence, net of attorneys’ fees, investment banking fees, accountants’ fees, underwriting discounts and commissions and other fees and expenses actually incurred in connection therewith.

“Netted Cash”: at any date of determination, the aggregate amount of all cash and Cash Equivalents that are not “restricted” in accordance with GAAP (but including the aggregate amount of cash and Cash Equivalents restricted in favor of the Facilities (which may also be restricted in favor of any other Indebtedness secured by a pari passu or junior lien on the Collateral along with the Facilities) of the Parent and its Restricted Subsidiaries as of such date.

“Non-Consenting Lender”: as defined in Section 2.24.

“Non-Excluded Taxes”: Taxes imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document, other than Taxes that are (i) Taxes imposed on or measured by net income (however denominated), franchise Taxes or branch profits Taxes (A) imposed as a result of the Administrative Agent or any Lender being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (B) imposed on the Administrative Agent or any Lender as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction of the Governmental Authority imposing such Tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent or such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced this Agreement or any other Loan Document), (ii) attributable to a Lender’s failure to comply with the requirements of paragraph (e), (f) or (g) of Section 2.21, (iii) U.S. federal withholding taxes imposed on amounts payable to or for the account of a Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which such Lender becomes a party to this Agreement or changes its lending office, except to the extent that, pursuant to Section 2.21, amounts with respect to such Taxes were payable either to such Lender’s assignor (if any) immediately before such Lender acquired such interest or to such Lender immediately before it changed its lending office or (iv) any withholding Taxes imposed pursuant to FATCA.

“Non-Expiring Credit Commitment”: as defined in Section 2.9(e).

“Non-U.S. Lender”: as defined in Section 2.21(f)(ii).

“Notes”: the collective reference to any promissory note evidencing Loans.

“Notice of Designation”: as defined in Section 2.29.

“NYFRB”: the Federal Reserve Bank of New York.

“NYFRB Rate”: for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate”: the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates as so determined be less than 0.00%, such rate shall be deemed to be 0.00% for purposes of this Agreement.

“NYFRB’s Website”: the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Obligations”: the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and Reimbursement Obligations and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrowers, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of the Borrowers to the Administrative Agent or to any Lender (or, in the case of Lender Hedge Agreements or Lender Cash Management Obligations, any Affiliate of the Administrative Agent or any Lender), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document (including, for the avoidance of doubt, any guarantee of Lender Cash Management Obligations and Lender Hedge Agreements in each case arising under the Guarantee Agreement), the Letters of Credit, Lender Cash Management Obligations, Lender Hedge Agreements or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by the Borrowers pursuant hereto) or otherwise.

“Other Applicable Asset Sale Indebtedness”: as defined in Section 2.13(b).

“Other Debt Representative”: with respect to any series of Indebtedness permitted to be incurred and secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with or junior to the Lien securing the Obligations, the trustee, administrative agent, collateral agent, security agent or similar agent under the indenture or agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

“Other Revolving Commitments”: one or more Classes of revolving credit commitments hereunder that result from a Refinancing Amendment.

“Other Revolving Loans”: one or more Classes of Revolving Credit Loans that result from a Refinancing Amendment.

“Other Taxes”: all present or future stamp, court or documentary, intangible, recording, filing or any other similar Taxes imposed by the United States or any political subdivision thereof, that arise from any payment made under, from the execution, delivery or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes imposed with respect to an assignment.

“Overnight Bank Funding Rate”: for any day, the rate comprised of both overnight federal funds and overnight Term Benchmark borrowings denominated in Dollars by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.

“Parent”: (i) prior to the Merger Effective Time, the Company and (ii) at and after the Merger Effective Time, Neogen.

“Parent Entity”: means any entity with respect to which Parent is a direct or indirect Wholly Owned Subsidiary.

“Parent Stock”: Capital Stock of the Parent that constitutes “margin stock” within the meaning of Regulation U.

“Participant”: as defined in Section 10.6(b).

“Participant Register”: as defined in Section 10.6(b).

“Participating Member State”: each state so described in any EMU legislation.

“Patriot Act”: the USA PATRIOT Act, Title III of Pub. L. 107-56, signed into law on October 26, 2001 or any subsequent legislation that amends, supplements or supersedes such Act.

“Payment”: as defined in Section 9.6(c)(i).

“Payment Notice”: as defined in Section 9.6(c)(ii).

“PBGC”: the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).

“Perfection Certificate”: shall mean the Perfection Certificate, dated as of the Merger Effective Time, executed and delivered by the Loan Parties and each other Perfection Certificate or any supplement thereto delivered by any of the Loan Parties pursuant to the terms hereof.

“Permitted First Priority Refinancing Debt”: any Permitted First Priority Refinancing Notes and any Permitted First Priority Refinancing Loans.

“Permitted First Priority Refinancing Loans”: any Credit Agreement Refinancing Indebtedness in the form of secured loans incurred by the Parent and/or the Subsidiary Guarantors in the form of one or more tranches of loans under this Agreement; provided that (i) such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations and (ii) such Indebtedness meets the Permitted Other Debt Conditions.

“Permitted First Priority Refinancing Notes”: any Credit Agreement Refinancing Indebtedness in the form of secured Indebtedness (including any Registered Equivalent Notes) incurred by the Parent and/or the Subsidiary Guarantors in the form of one or more series of senior secured notes (whether issued in a public offering, Rule 144A, private placement or otherwise) or loans not under this Agreement; provided that (i) such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, (ii) such Indebtedness meets the Permitted Other Debt Conditions and (iii) an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to a First Lien Intercreditor Agreement and, if required thereby, any other Applicable Intercreditor Agreement then in effect. Permitted First Priority Refinancing Notes will include any Registered Equivalent Notes issued in exchange therefor.

“Permitted Junior Lien Refinancing Debt”: Credit Agreement Refinancing Indebtedness constituting secured Indebtedness (including any Registered Equivalent Notes) incurred by the Parent and/or the Subsidiary Guarantors in the form of one or more series of junior lien secured notes or junior lien secured loans; provided that (i) such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, (ii) such Indebtedness meets the Permitted Other Debt Conditions and (iii) an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to the Junior Lien Intercreditor Agreement as a “Junior Priority Representative” (or similar term, in each case, to be defined in the Junior Lien Intercreditor Agreement). Permitted Junior Lien Refinancing Debt will include any Registered Equivalent Notes issued in exchange therefor.

“Permitted Other Debt Conditions”: with respect to any Indebtedness, that such applicable Indebtedness (i) is issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or part, existing Term Loans and Revolving Loans (or Commitments in respect to Revolving Loans), or any then-existing Credit Agreement Refinancing Indebtedness (“Refinanced Debt”), (ii) has a maturity no earlier than, and a Weighted Average Life to Maturity equal to or greater than the applicable Refinanced Debt, (iii) is not at any time guaranteed by any Subsidiaries other than Subsidiaries that are Guarantors, and (iv) is not secured by any property or assets of the Parent or any Subsidiaries other than the Collateral.

“Permitted Payee”: any future, current or former director, officer, member of management, manager, employee, independent contractor or consultant (or any Affiliate, immediate family member or transferee of any of the foregoing) of the Parent (or any Subsidiary) or any Parent Entity.

“Permitted Receivables Financing”: (a) any sale by the Parent or a Subsidiary of accounts receivable and related assets to a Finance Subsidiary intended to be (and which shall be treated for the purposes hereof as) a true sale transaction with customary limited recourse based upon the collectability of the receivables sold and the corresponding sale or pledge of such accounts receivable and related assets (or an interest therein) by the Finance Subsidiary, in each case without any guarantee of the collectability of such accounts receivable by the Parent or any other Subsidiary thereof (other than by such Finance Subsidiary); and (b) (i) any sale by the Parent or a Subsidiary of accounts receivable and related assets under a factoring agreement that is intended to be (and which shall be treated for the purposes hereof as) a true sale transaction with customary limited recourse based upon collectability of the receivables sold, without any guarantee by the Parent and any other Subsidiary thereof of the collectability of such accounts receivable and (ii) any sale or financing by any Foreign Subsidiary to or with local buyers or lenders of accounts receivable and related assets in the ordinary course of business, in each case without any guarantee by the Parent or any Domestic Subsidiary. The aggregate principal amount of the proceeds from parties outside the Parent’s consolidated group and which remain outstanding in all transactions described in the preceding clauses (a) and (b) shall not exceed $150,000,000. In addition to accounts receivables and their proceeds, the related assets transferred in a Permitted Receivables Financing may include (A) any collateral for transferred receivables (other than any interest in goods the sale of which gave rise to such receivables) and any agreements supporting or securing payment of transferred receivables, (B) any service contracts or other agreements associated with such receivables and records relating to such receivables, (C) any bank account or lock box maintained primarily for the purpose of receiving collections of transferred receivables and (D) proceeds of all of the foregoing.

“Permitted Refinancing”: with respect to any Person, any modification, refinancing, refunding, renewal, replacement or extension (collectively, a “Refinancing” and the Indebtedness being so Refinanced, the “Refinanced Indebtedness”) of any Indebtedness of such Person; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so modified, refinanced, refunded, renewed, replaced or extended except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender, prepayment or repayment premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payment) incurred in connection with such modification, refinancing, refunding, renewal, replacement or extension, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under Section 7.2 and, to the extent secured by a Lien, Section 7.3 (and, in each case, the applicable clause of Section 7.2 and Section 7.3 shall be deemed to be utilized by the amount so incurred), (b) if such Refinanced Indebtedness is Indebtedness that was outstanding on the Closing Date (or is any Refinanced Indebtedness of Indebtedness that was outstanding on the Closing Date) or the maturity and Weighted Average Life to Maturity of such Refinanced Indebtedness was restricted by this Agreement at the time of incurrence thereof, such modification, refinancing, refunding, renewal, replacement or extension has a maturity no earlier than, and a Weighted Average Life to Maturity equal to or greater than the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended, (c) if such Refinanced Indebtedness is subordinated in right of payment to the Obligations, such modification, refinancing, refunding, renewal, replacement or extension is subordinated in right of payment to the Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Refinanced Indebtedness, (d) such modification, refinancing, refunding, renewal, replacement or extension has no different obligors, or greater guarantees or security than the Refinanced Indebtedness (provided that (i) Indebtedness of any Loan Party may be Refinanced to add or substitute as an obligor another Loan Party and (ii) any Indebtedness of any Subsidiary that is not a Loan Party may be Refinanced to add or substitute as an obligor another Subsidiary that is not a Loan Party, in each case to the extent then permitted under Section 7.2) and (e) if the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended was subject to an Applicable Intercreditor Agreement, the holders of such modified, refinanced, refunded, renewed, replaced or extended Indebtedness (if such Indebtedness is secured) or their representative on their behalf shall become party to the Applicable Intercreditor Agreement(s).

“Permitted Reorganization”: any transaction or undertaking, including Investments, in connection with internal reorganizations and or restructurings (including in connection with tax planning and corporate reorganizations), so long as, after giving effect thereto, (a) the Loan Parties shall comply with the requirements set forth in Section 6.9, (b) neither the guarantee of the Obligations provided to the Credit Parties pursuant to the Guarantee Agreement, taken as a whole, nor the security interest of the Credit Parties (as defined in the Collateral Agreement) in the Collateral, taken as a whole, is materially impaired (including by a material portion of the assets that constitute Collateral immediately prior to such Permitted Reorganization no longer constituting Collateral) as a result of such Permitted Reorganization and (c) the Parent shall not change its jurisdiction of organization or formation in connection therewith to a jurisdiction outside of the United States.

“Permitted Sale/Leasebacks”: as defined in Section 7.11.

“Permitted Unsecured Refinancing Debt”: Credit Agreement Refinancing Indebtedness in the form of unsecured Indebtedness (including any Registered Equivalent Notes) incurred by the Parent and/or the Subsidiary Guarantors in the form of one or more series of unsecured notes or loans; provided that such Indebtedness meets the Permitted Other Debt Conditions (to the extent applicable thereto). Permitted Unsecured Refinancing Debt will include any Registered Equivalent Notes issued in exchange therefor.

“Person”: an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Plan”: at a particular time, any “employee benefit plan” as defined by Section 3(3) of ERISA (other than a Multiemployer Plan) that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA maintained or contributed to by the Parent or a Commonly Controlled Entity or to which the Parent or a Commonly Controlled Entity has or during the immediately preceding five (5) plan years had an obligation to contribute, or in respect of which the Parent or a Commonly Controlled Entity is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Plan Asset Regulations”: 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA, as amended from time to time.

“Pricing Grid”: the pricing grid attached hereto as Annex A.

“Pricing Level”: as defined in the Pricing Grid.

“Prime Rate”: the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“Proceeding”: as defined in Section 10.5.

“Pro Forma Basis” or “pro forma effect”: with respect to any determination of the Total Leverage Ratio, the First Lien Leverage Ratio, the Senior Secured Leverage Ratio, the Consolidated Interest Coverage Ratio, Consolidated EBITDA or Consolidated Net Income (including component definitions thereof), that each Specified Transaction shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which such calculation is being made and that:

(a)           (i) in the case of (A) any Disposition of all or substantially all of the Capital Stock of any Subsidiary or any division and/or product line of the Parent or any Subsidiary or (B) any designation of a Subsidiary as an Unrestricted Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Transaction, shall be excluded as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made and (ii) in the case of any permitted acquisition, Investment and/or designation of an Unrestricted Subsidiary as a Subsidiary described in the definition of the term “Specified Transaction”, income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Transaction shall be included as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with, subject to the limitations set forth in and without duplication with respect to the application of, the definition of “Consolidated EBITDA”,

(b)           any Expected Cost Savings shall be calculated on a Pro Forma Basis as though such Expected Cost Savings had been realized on the first day of the applicable Test Period and as if such Expected Cost Savings were realized in full during the entirety of such period; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with, subject to the limitations set forth in and without duplication with respect to the application of, the definition of “Consolidated EBITDA”,

(c)           any retirement or repayment of Indebtedness (other than normal fluctuations in revolving Indebtedness incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made, and

(d)           any Indebtedness incurred by the Parent or any of its Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that (x) if such Indebtedness has a floating or formula rate, such Indebtedness shall have an implied rate of interest for the applicable Test Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Indebtedness at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Indebtedness), (y) interest on any obligation with respect to any capital lease shall be deemed to accrue at an interest rate determined by a Responsible Officer of the Parent in good faith to be the rate of interest implicit in such obligation in accordance with GAAP and (z) interest on any Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Term Benchmark Loan interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by the Parent.

Notwithstanding anything to the contrary set forth in the immediately preceding paragraph, for the avoidance of doubt, when calculating the Total Leverage Ratio and the Consolidated Interest Coverage Ratio for purposes of the definitions of “Applicable Margin”, “Commitment Fee Rate”, and “Pricing Level” and for purposes of the Financial Covenants (other than for the purpose of determining pro forma compliance with the Financial Covenants as a condition to taking any action under this Agreement), the events described in the immediately preceding paragraph that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect.

“Projections”: the financial projections for the Parent and its Subsidiaries through 2026 delivered to the Arrangers in May 2022.

“Properties”: as defined in Section 4.18(a).

“PTE”: a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Company Costs”: as defined in the definition of “Consolidated EBITDA”.

“QFC”: has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support”: as defined in Section 10.23.

“Qualified Capital Stock”: Capital Stock of the Parent in respect of which no scheduled, mandatory or required payments are due (other than payments in kind) prior to the Latest Maturity Date.

“Ratio Debt”: as defined in Section 7.2(l)(i).

“Reclassifiable Item”: as defined in Section 1.4(a).

“Recovery Event”: any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of the Parent or any of its Subsidiaries.

“Reference Time”: with respect to any setting of the then-current Benchmark means (1) if such Benchmark is the Term SOFR Rate, 5:00 a.m. (Chicago time) on the day that is two U.S. Government Securities Business Days preceding the date of such setting, (2) if the RFR for such Benchmark is Daily Simple SOFR, then four Business Days prior to such setting or (3) if such Benchmark is none of the Term SOFR Rate or Daily Simple SOFR, the time determined by the Administrative Agent in its reasonable discretion.

“Refinanced Debt”: as defined in the definition of “Permitted Other Debt Conditions”.

“Refinanced Indebtedness”: as defined in the definition of “Permitted Refinancing”.

“Refinancing Amendment”: an amendment to this Agreement executed by each of (a) the Parent, (b) the Administrative Agent, (c) each Additional Refinancing Lender and (d) each Lender that agrees to provide any portion of Refinancing Term Loans or Other Revolving Commitments in accordance with Section 2.30.

“Refinancing Series”: Refinancing Term Loans or Refinancing Term Commitments that are established pursuant to the same Refinancing Amendment (or any subsequent Refinancing Amendment to the extent such Refinancing Amendment expressly provides that the Refinancing Term Loans or Refinancing Term Commitments provided for therein are intended to be a part of any previously established Refinancing Series) and that provide for the same All-in Yield and, in the case of Refinancing Term Loans or Refinancing Term Commitments, amortization schedule.

“Refinancing Term Commitments”: one or more Classes of Term Commitments hereunder that are established to fund Refinancing Term Loans of the applicable Refinancing Series hereunder pursuant to a Refinancing Amendment.

“Refinancing Term Loans”: one or more Classes of Term Loans hereunder that result from a Refinancing Amendment.

“Register”: as defined in Section 10.6(d).

“Registered Equivalent Notes”: with respect to any notes originally issued in an offering pursuant to Rule 144A under the Securities Act or other private placement transaction under the Securities Act of 1933, substantially equivalent notes (having the same guarantees) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC.

“Regulation U”: Regulation U of the Board as in effect from time to time.

“Reimbursement Obligation”: the obligation of the applicable Borrower to reimburse an Issuing Lender pursuant to Section 3.5 for amounts drawn under Letters of Credit.

“Related Parties”: as defined in Section 10.5.

“Relevant Governmental Body”: means, the Federal Reserve Board and/or the NYFRB, as applicable, or a committee officially endorsed or convened by the Federal Reserve Board and/or NYFRB or, in each case, any successor thereto.

“Relevant Rate”: (a) with respect to any Term Benchmark Borrowing, the Adjusted Term SOFR Rate or (b) with respect to any RFR Borrowing, the Adjusted Daily Simple SOFR, as applicable.

“Reportable Event”: any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty day notice period is waived.

“Required Lenders”: at any time, the holders (other than Defaulting Lenders) of more than 50.0% of the sum of (i) the aggregate Tranche A Term Commitments (excluding Tranche A Term Commitments of Default Lenders) or, if the Tranche A Term Commitments have been terminated, the aggregate unpaid principal amount of the Term Loans (excluding Term Loans held by Defaulting Lenders) then outstanding and (ii) the Total Revolving Commitments (excluding Revolving Commitments of Defaulting Lenders) then in effect or, if the Revolving Commitments have been terminated, the Total Revolving Extensions of Credit (excluding Revolving Extensions of Credit held by Defaulting Lenders) then outstanding.

“Required Revolving Lenders”: at any time, the holders (other than Defaulting Lenders) of more than 50.0% of the Total Revolving Commitments (excluding Revolving Commitments of Defaulting Lenders) then in effect or, if the Revolving Commitments have been terminated, the Total Revolving Extensions of Credit (excluding Revolving Extensions of Credit held by Defaulting Lenders) then outstanding.

“Requirement of Law”: as to any Person, any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Resolution Authority”: an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer”: the chief executive officer, president or chief financial officer (or, if there is no such officer, any other officer or manager of such Person with equivalent duties) of the Parent or any other applicable Loan Party, but in any event, with respect to financial matters, the chief financial officer, Treasurer or Controller (or, if there is no such officer, any other officer or manager of such Person with equivalent duties) of the Parent or such Loan Party, as the case may be.

“Restricted Debt Payments”: as defined in Section 7.15.

“Restricted Payments”: as defined in Section 7.6.

“Revolver Extension Request”: as defined in Section 2.26(b).

“Revolver Extension Series”: as defined in Section 2.26(b).

“Revolving Commitment”: as to any Revolving Lender, the obligation of such Revolving Lender, if any, to make Revolving Loans and participate in Swingline Loans and Letters of Credit in an aggregate principal and/or face amount not to exceed the amount set forth under the heading “Revolving Commitment” opposite such Lender’s name on Schedule 1.1A or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof. The initial amount of the Total Revolving Commitments is $150,000,000.

“Revolving Commitment Period”: the period from and including the Closing Date to the Revolving Termination Date.

“Revolving Extensions of Credit”: as to any Revolving Lender at any time, an amount equal to the sum of (a) the aggregate principal amount of all Revolving Loans held by such Lender then outstanding, (b) such Lender’s L/C Exposure and (c) such Lender’s Swingline Exposure.

“Revolving Facility”: the Revolving Commitments and the extensions of credit made thereunder.

“Revolving Lender”: each Lender that has a Revolving Commitment or that holds Revolving Loans, including each Lender that became a party hereto as of the Effective Date.

“Revolving Loans”: as defined in Section 2.6(a).

“Revolving Percentage”: as to any Revolving Lender at any time, the percentage which such Lender’s Revolving Commitment then constitutes of the Total Revolving Commitments (or, at any time after the Revolving Commitments shall have expired or terminated, the percentage which the aggregate principal amount of such Lender’s Revolving Extensions of Credit then outstanding constitutes of the aggregate principal amount of the Revolving Extensions of Credit then outstanding).

“Revolving Termination Date”: the date which is the earlier to occur of (a) the fifth anniversary of the Closing Date and (b) the date on which the Revolving Commitments are terminated.

“RFR Borrowing”: as to any Borrowing, the RFR Loans comprising such Borrowing.

“RFR Loan”: a Loan that bears interest at a rate based on the Adjusted Daily Simple SOFR.

“Sanctioned Country”: at any time, a country, region or territory which is itself the subject or target of any Sanctions (on the Effective Date, Cuba, Iran, North Korea, Syria, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person”: at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or by the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, (b) any Person located, organized or resident in a Sanctioned Country or (c) any Person that is deemed to be a target of Sanctions based on the direct or indirect ownership or control of such entity by any other Sanctioned Person.

“Sanctions”: economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or (b) the United Nations Security Council, the European Union (or any of its member states), or Her Majesty’s Treasury of the United Kingdom.

“S&P”: as defined in the definition of “Cash Equivalents”.

“SEC”: the Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.

“Security Documents”: the collective reference to the Collateral Agreement, any Applicable Intercreditor Agreement, the Intellectual Property Security Agreement, the Intellectual Property Security Agreement Supplements, and all other security documents hereafter delivered by any Loan Party to the Administrative Agent granting a Lien on any property of such Loan Party to secure the obligations and liabilities of such Loan Party under any Loan Document.

“Senior Secured Leverage Ratio”: with respect to any date of determination, the ratio of (x) Consolidated Total Debt that is secured by a Lien on the Collateral as of such date less Netted Cash as of such date to (y) Consolidated EBITDA of the Parent and its Subsidiaries for the applicable Test Period.

“Separation”: as defined in the recitals hereto.

“Separation and Distribution Agreement”: as defined in the recitals hereto.

“Shared Incremental Amount”: as of any date of determination, (a) the greater of (x) $300,000,000 and (y) 100.0% of Consolidated EBITDA for the most recently ended Test Period calculated on a Pro Forma Basis minus (b) the aggregate principal amount of all Incremental Facilities, Incremental Equivalent Debt, Ratio Debt and/or Incurred Acquisition Debt incurred or issued in reliance on the Shared Incremental Amount outstanding on such date, in each case after giving effect to any reclassification of any such Indebtedness as having been incurred under clause (c) of the definition of “Incremental Cap” hereunder or clauses (l)(ii) or (p)(i)(B) of Section 7.2, as applicable.

“Significant Subsidiary”: at any time any Subsidiary, which at such time would meet the definition of “significant subsidiary” in Regulation S-X promulgated by the SEC.

“SOFR”: a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator”: the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website”: the NYFRB’s website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Determination Date” has the meaning specified in the definition of “Daily Simple SOFR”.

“SOFR Rate Day” has the meaning specified in the definition of “Daily Simple SOFR”.

“Solvent”: when used with respect to any Person, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person and its consolidated Subsidiaries will, as of such date, exceed the amount of all “liabilities of such Person and its consolidated Subsidiaries, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person and its consolidated Subsidiaries will, as of such date, be greater than the amount that will be required to pay the liability of such Person and its consolidated Subsidiaries on their debts as such debts become absolute and matured, (c) such Person and its consolidated Subsidiaries will not have, as of such date, an unreasonably small amount of capital with which to conduct their business, and (d) such Person and its consolidated Subsidiaries will be able to pay their debts as they mature in the ordinary course of business.

“Special Purpose Finance Subsidiary”: a special purpose entity organized under the laws of any state of the United States of America that is formed by the Parent or any of its Subsidiaries for the purpose of incurring Indebtedness the proceeds of which will be placed in escrow, pending the use of such proceeds, to effect transactions that at the time such proceeds are released from escrow are permitted hereunder.

“Specified Representations”: the representations and warranties of the Company contained in Sections 4.3(a) and (d) (solely with respect to the Patriot Act) (in each case, with respect to the Company), 4.4(a), (b) and (d) (in each case, as it relates to execution, delivery and performance of this Agreement by the Company), 4.4(e) (as it relates to the enforceability of this Agreement against the Company), 4.5(a) (limited to the execution, delivery and performance of this Agreement by the Company and the incurrence of any Borrowing on the Closing Date), 4.12, 4.15 (with respect to the Company), 4.21 and the last sentence of Section 4.22 (limited (x) with respect to any Anti-Corruption Laws, to those described in clause (a) of the definition thereof and (y) to any Borrowing on the Closing Date).

“Specified Transaction”: with respect to any period, any merger, Investment, Disposition, incurrence, assumption or repayment of Indebtedness (including the incurrence of Incremental Facilities), Restricted Payment or designation of a Subsidiary as an Unrestricted Subsidiary or of an Unrestricted Subsidiary as a Subsidiary or other event that by the terms of this Agreement requires “pro forma compliance” with a test or covenant hereunder or requires such test or covenant to be calculated on a “Pro Forma Basis”.

“SpinCo Business”: as defined in the Separation and Distribution Agreement.

“Spinco Cash Distribution”: as defined in the recitals hereto.

“SpinCo Financial Information”: collectively, the audited combined financial statements of the SpinCo Business, which comprise the combined balance sheet as of December 31, 2021 and 2020, and the related combined statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, and any additional historical financial statements of the SpinCo Business delivered pursuant to Section 5.2(d).

“Spinco Securities”: the Company’s $350.0 million in aggregate principal amount of unsecured senior notes to be issued on or prior to the Closing Date.

“Sterling” or “£”: the lawful currency of the United Kingdom of Great Britain and Northern Ireland.

“Subordinated Indebtedness”: of any Person, any Indebtedness of such Person that is contractually subordinated in right of payment to any other Indebtedness of such Person.

“Subsidiary”: as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified (i) all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Parent and (ii) Unrestricted Subsidiaries shall be deemed not to be Subsidiaries of the Parent for any and all purposes of this Agreement and the other Loan Documents. The term “Subsidiary” shall not include any Special Purpose Finance Subsidiary for purposes of Section 7.1 only for so long as the proceeds of the Indebtedness incurred by such Special Purpose Finance Subsidiary are held in escrow.

“Subsidiary Guarantor”: each Subsidiary of the Parent other than any Excluded Subsidiary.

“Subsidiary Holding Company”: as defined in Section 7.4(b).

“Supply Chain Financing”: any agreement under which any bank, financial institution or other person may from time to time provide any financial accommodation to Parent or any Subsidiary in connection with trade payables of Parent or any Subsidiary, in each case issued for the benefit of any such bank, financial institution or such other person that has acquired such trade payables pursuant to “supply chain” or other similar financing for vendors and suppliers of Parent or any Subsidiaries.

“Supported QFC”: as defined in Section 10.23.

“Swap”: any agreement, contract, or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Agreement”: any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, managers, employees or consultants of the Parent or any of its Subsidiaries shall be a “Swap Agreement”.

“Swap Obligation”: with respect to any person, any obligation to pay or perform under any Swap.

“Swingline Commitment”: the obligation of the Swingline Lender to make Swingline Loans pursuant to Section 2.8 in an aggregate principal amount at any one time outstanding not to exceed $15,000,000.

“Swingline Exposure”: at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Revolving Lender at any time shall be equal to its applicable Percentage of the total Swingline Exposure at such time.

“Swingline Lender”: as the context may require, JPMCB, in its capacity as the lender of Swingline Loans.

“Swingline Loans”: as defined in Section 2.8(a).

“Swingline Participation Amount”: as defined in Section 2.9(b).

“Swiss Francs”: the lawful currency of Switzerland.

“Syndication Agent”: Goldman Sachs Bank USA.

“Taxes”: all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, or other similar charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Benchmark”: when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted Term SOFR Rate.

“Term Lenders”: the Tranche A Term Lenders and any other Lender which holds a Term Loan.

“Term Loan Extension Request”: as defined in Section 2.26(a).

“Term Loan Extension Series”: as defined in Section 2.26(a).

“Term Loans”: the Tranche A Term Loans and any term loans made under an Incremental Facility.

“Term SOFR Determination Day”: has the meaning assigned to it under the definition of Term SOFR Reference Rate.

“Term SOFR Rate”: means, with respect to any Term Benchmark Borrowing and for any tenor comparable to the applicable Interest Period, the Term SOFR Reference Rate at approximately 5:00 a.m., Chicago time, two U.S. Government Securities Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the CME Term SOFR Administrator.

“Term SOFR Reference Rate”: means, for any day and time (such day, the “Term SOFR Determination Day”), with respect to any Term Benchmark Borrowing denominated in Dollars and for any tenor comparable to the applicable Interest Period, the rate per annum published by the CME Term SOFR Administrator and identified by the Administrative Agent as the forward-looking term rate based on SOFR. If by 5:00 pm (New York City time) on such Term SOFR Determination Day, the “Term SOFR Reference Rate” for the applicable tenor has not been published by the CME Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Rate has not occurred, then, so long as such day is otherwise a U.S. Government Securities Business Day, the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the CME Term SOFR Administrator, so long as such first preceding U.S. Government Securities Business Day is not more than five (5) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

“Test Period”: for any date of determination, the most recent period of four consecutive fiscal quarters of the Parent ended prior to such date of determination in respect of which financial statements have been delivered to the Administrative Agent pursuant to Section 6.1 (or, prior to the delivery of any financial statements pursuant to Section 6.1, the most recent period of four consecutive fiscal quarters ended on or prior to the Merger Effective Time).

“Ticking Fee”: as defined in Section 2.10(b).

“Total Leverage Ratio”: with respect to any date of determination, the ratio of (x) Consolidated Total Debt as of such date less Netted Cash as of such date to (y) Consolidated EBITDA of the Parent and its Subsidiaries for the applicable Test Period.

“Total Revolving Commitments”: at any time, the aggregate amount of the Revolving Commitments then in effect. The Total Revolving Commitments may be increased or reduced from time to time pursuant to Sections 2.27 and 2.11, respectively.

“Total Revolving Extensions of Credit”: at any time, the aggregate amount of the Revolving Extensions of Credit of the Revolving Lenders outstanding at such time.

“Tranche A Final Maturity Date”: the date which is the fifth anniversary of the Closing Date; provided, however, if such date is not a Business Day, the Tranche A Final Maturity Date shall be the next preceding Business Day.

“Tranche A Term Commitment”: as to any Tranche A Term Lender, the obligation of such Tranche A Term Lender to make a Tranche A Term Loan to the Company pursuant to Section 2.3. The initial aggregate amount of the Tranche A Term Commitments is $650,000,000 and, on the Effective Date, each Tranche A Term Lender will hold a Tranche A Term Commitment in an amount equal to the amount set forth opposite its name on Schedule 1.1A or, thereafter, in the Assignment and Assumption pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof.

“Tranche A Term Facility”: the Tranche A Term Commitments and the extensions of credit made thereunder.

“Tranche A Term Lender”: each Lender that holds a Tranche A Term Loan or a Tranche A Term Commitment.

“Tranche A Term Loan”: as defined in Section 2.3.

“Tranche A Term Percentage”: as to any Tranche A Term Lender at any time, the percentage which the aggregate principal amount of such Lender’s Tranche A Term Loan then outstanding constitutes of the aggregate principal amount of all of the Tranche A Term Loans then outstanding.

“Transaction Agreements”: as defined in the recitals hereto.

“Transactions”: as defined in the recitals hereto.

“Transferee”: any Assignee or Participant.

“Treaty”: the Treaty establishing the European Economic Community, being the Treaty of Rome of March 25, 1957 as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed on February 7, 1992 and came into force on November 1, 1993) and as may from time to time be further amended, supplemented or otherwise modified.

“Type”: when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted Term SOFR Rate, the Alternate Base Rate or the Adjusted Daily Simple SOFR.

“UCP”: with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce Publication No. 600 (or such later version thereof as may be in effect at the time of issuance).

“UK Financial Institutions”: any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority”: the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement”: means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“United States” or “U.S.”: the United States of America.

“Unrestricted Subsidiary”: (a) any Subsidiary of the Parent that is designated as an Unrestricted Subsidiary by the Parent pursuant to Section 6.10 subsequent to the Merger Effective Time and (b) any subsidiary of an Unrestricted Subsidiary.

“U.S. Dollars” or “$”: dollars in lawful currency of the United States.

“U.S. Government Securities Business Day”: means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person”: as defined in Section 2.21(f)(i).

“U.S. Special Resolution Regime”: as defined in Section 10.23.

“U.S. Tax Compliance Certificate”: as defined in Section 2.21(f)(ii)(C).

“Weighted Average Life to Maturity”: when applied to any Indebtedness at any date, the number of years obtained by dividing: (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (ii) the then outstanding principal amount of such Indebtedness; provided that, for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being extended, replaced, refunded, refinanced, renewed or defeased, the effect of any amortization or prepayment prior to the date of the applicable extension, replacement, refunding, refinancing, renewal or defeasance shall be disregarded.

“Wholly Owned Subsidiary”: as to any Person, any other Person all of the Capital Stock of which (other than directors’ qualifying shares required by law) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.

“Withholding Agent”: any Loan Party and the Administrative Agent.

“Write-Down and Conversion Powers”: (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

“Yen”: the lawful currency of Japan.

1.2           Other Definitional Provisions.

(a)           Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b)           As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to the Parent and its Subsidiaries not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP, (ii) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (iii) the word “incur” shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words “incurred” and “incurrence” shall have correlative meanings), and (iv) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights.

(c)           The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified. Unless the context otherwise requires, the word “or” shall not be exclusive.

(d)           The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(e)           Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to (i) any election under Accounting Standards Codification 825-10-25 (previously referred to as Statement of Financial Accounting Standards 159) (or any other Accounting Standards Codification, International Accounting Standard or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Parent or any subsidiary at “fair value,” as defined therein, (ii) any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification, International Accounting Standard or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof and (iii) the application of Accounting Standards Codification 480, 815, 805 and 718 (to the extent these pronouncements under Accounting Standards Codification 718 result in recording an equity award as a liability on the consolidated balance sheet of the Parent and its Subsidiaries in the circumstance where, but for the application of the pronouncements, such award would have been classified as equity).

(f)            Notwithstanding anything to the contrary herein, no Default or Event of Default shall arise as a result of any limitation or threshold set forth in U.S. Dollars in Section 7 or Section 8 (or in any defined term used in any such Section) being exceeded solely as a result of changes in currency exchange rates from the currency exchange rates applicable at the time or times the relevant transaction was entered into or designated as a Cash Management Obligation or relevant event occurred provided that, for purposes of determining whether a new transaction or designation or event complies with or exceeds any such limitation or threshold set forth in U.S. Dollars in Section 7 or Section 8 (or in any defined term used in any such Section), the then current currency exchange rates shall be applied to all previous transactions or designations or events made or determined in reliance on such limitation.

(g)           The headings, subheadings and table of contents used herein or in any other Loan Document are solely for convenience of reference and shall not constitute a part of any such document or affect the meaning, construction or effect of any provision thereof.

1.3           Currency Conversion.

(a)           If more than one currency or currency unit are at the same time recognized by the central bank of any country as the lawful currency of that country, then (i) any reference in the Loan Documents to, and any obligations arising under the Loan Documents in, the currency of that country shall be translated into or paid in the currency or currency unit of that country designated by the Administrative Agent and (ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognized by the central bank for conversion of that currency or currency unit into the other, rounded up or down by the Administrative Agent as it deems appropriate in its reasonable discretion.

(b)           If a change in any currency of a country occurs, this Agreement shall be amended (and each party hereto agrees to enter into any supplemental agreement necessary to effect any such amendment) to the extent that the Administrative Agent determines such amendment to be necessary to reflect the change in currency and to put the Lenders and the Loan Parties in the same position, so far as possible, that they would have been in if no change in currency had occurred.

1.4           Terms Generally; Pro Forma Calculations.

(a)           For purposes of determining compliance at any time with Sections 7.2, 7.3, 7.4, 7.5, 7.6, 7.8, 7.10 and 7.15, in the event that any Indebtedness, Lien, Restricted Payment, Restricted Debt Payment, Investment, Disposition and/or Affiliate transactions or portion thereof, as applicable, at any time meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such Sections 7.2 (other than Section 7.2(a), 7.2(c) and 7.2(q)), 7.3 (other than Section 7.3(j)), 7.4, 7.5, 7.6, 7.8 and 7.15 (each of the foregoing, a “Reclassifiable Item”), the Parent, in its sole discretion, may, from time to time, divide, classify or reclassify such Reclassifiable Item (or portion thereof) under one or more clauses of each such Section and will only be required to include such Reclassifiable Item (or portion thereof) in any one category; provided that, upon delivery of any financial statements pursuant to Section 6.1 following the initial incurrence or making of any such Reclassifiable Item, if such Reclassifiable Item could, based on such financial statements, have been incurred or made in reliance on any “ratio-based” basket or exception, such Reclassifiable Item shall automatically be reclassified as having been incurred or made under the applicable provisions of such “ratio-based” basket or exception, as applicable (in each case, subject to any other applicable provision of such “ratio-based” basket or exception, as applicable). It is understood and agreed that any Indebtedness, Lien, Restricted Payment, Restricted Debt Payment, Investment, Disposition and/or Affiliate transaction need not be permitted solely by reference to one category of permitted Indebtedness, Lien, Restricted Payment, Restricted Debt Payment, Investment, Disposition and/or Affiliate transaction under Sections 7.2, 7.3, 7.4, 7.5, 7.6, 7.8, 7.10 and 7.15, respectively, but may instead be permitted in part under any combination thereof or under any other available exception.

(b)           Notwithstanding anything to the contrary herein, but subject to Sections 1.4(c), (d) and (e) and the last paragraph of the definition of “Pro Forma Basis”, all financial ratios and tests (including the First Lien Leverage Ratio, the Senior Secured Leverage Ratio, the Total Leverage Ratio, the Consolidated Interest Coverage Ratio and the amount of Consolidated Net Income and Consolidated EBITDA contained in this Agreement that are calculated with respect to any applicable Test Period during which any Specified Transaction occurs) shall be calculated with respect to such applicable Test Period and such Specified Transaction on a Pro Forma Basis. Further, if since the beginning of any such applicable Test Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Specified Transaction has occurred or (y) any Person that subsequently became a Subsidiary or was merged, amalgamated or consolidated with or into the Parent or any of its Subsidiaries since the beginning of such applicable Test Period has consummated any Specified Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a Pro Forma Basis for such applicable Test Period as if such Specified Transaction had occurred at the beginning of the applicable Test Period.

(c)           For purposes of determining the permissibility of any action, change, transaction or event that requires a calculation of any financial ratio or financial test (including any First Lien Leverage Ratio test, any Senior Secured Leverage Ratio test, any Total Leverage Ratio test and/or any Consolidated Interest Coverage Ratio test) and/or the amount of Consolidated EBITDA or Consolidated Net Income, such financial ratio, financial test or amount shall, subject to clause (d) below, be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio, financial test or amount occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(d)           Notwithstanding anything to the contrary herein (including in connection with any calculation made on a Pro Forma Basis), to the extent that the terms of this Agreement require (i) compliance with any financial ratio or financial test (including any First Lien Leverage Ratio test, any Senior Secured Leverage Ratio test, any Total Leverage Ratio test and/or any Consolidated Interest Coverage Ratio test) and/or any cap expressed as a percentage of Consolidated Net Income or Consolidated EBITDA, (ii) accuracy of any representation or warranty or the absence of a Default or Event of Default (or any type of default or event of default), in each case other than for purposes of the making of any Revolving Extension of Credit (other than under an Incremental Revolving Facility and to the extent not prohibited by the terms of the applicable Incremental Facility Amendment) or (iii) compliance with any basket or other condition, as a condition to (A) the consummation of any acquisition, or Investment (whether by merger, amalgamation, consolidation or other business combination or the acquisition of Capital Stock or otherwise, the consummation of which by the Parent is not conditioned on the availability of, or obtaining, third party financing), (B) the redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock requiring notice in advance of such redemption, repurchase, satisfaction and discharge or repayment and (C) any any transaction entered into in connection with a transaction described in the foregoing (A) or (B) (clauses (A), (B) and (C), collectively, a “Limited Condition Transaction”), the determination of whether the relevant condition is satisfied may be made, at the election of the Parent, (I) in the case of any such acquisition, consolidation, business combination or similar Investment, at the time of (or on the basis of the most recent financial statements delivered pursuant to Section 6.1) either (x) the execution of a letter of intent or the definitive agreement with respect to such acquisition, consolidation, business combination, similar Investment (or, solely in connection with an acquisition, consolidation or business combination to which the United Kingdom City Code on Takeovers and Mergers applies, the date on which a “Rule 2.7 Announcement” of a firm intention to make an offer) or the establishment of a commitment with respect to such Indebtedness or (y) the consummation of such acquisition, consolidation, business combination or Investment and (II) in the case of any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, at the time of (or on the basis of the most recent financial statements delivered pursuant to Section 6.1 at the time of) (x) delivery of irrevocable notice with respect to such redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness or (y) the redemption, repurchase, defeasance, satisfaction and discharge or repayment of such Indebtedness, in each case, after giving effect on a Pro Forma Basis to the relevant acquisition, consolidation, business combination or similar Investment and/or Restricted Debt Payment, incurrence of Indebtedness or other transaction (including the intended use of proceeds of any Indebtedness to be incurred in connection therewith) and any other acquisition, consolidation, business combination or similar Investment, redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, incurrence of Indebtedness or other transaction that has not been consummated but with respect to which the Parent has elected to test any applicable condition prior to the date of consummation in accordance with this Section 1.4(d), and no Default or Event of Default shall be deemed to have occurred solely as a result of an adverse change in such test or condition occurring after the time such election is made (but any subsequent improvement in the applicable ratio, test or amount may be utilized by the Parent or any Subsidiary). For the avoidance of doubt, if the Parent shall have elected the option set forth in clause (x) of any of the preceding clauses (I) or (II) in respect of any transaction, then (i) the Parent shall be permitted to consummate such transaction even if any applicable test or condition shall cease to be satisfied subsequent to the Parent’s election of such option and (ii) any further determination with respect to incurrence tests prior to the earlier of the consummation of such Limited Condition Transaction and the termination of such Limited Condition Transaction will require the Parent to comply with such tests on a Pro Forma Basis assuming the applicable Limited Condition Transactions have been consummated and indebtedness has been incurred (including any applicable incurrence or extinguishment of indebtedness). The provisions of this paragraph (d) shall also apply in respect of the incurrence of any Incremental Facility.

(e)           Notwithstanding anything to the contrary herein, unless the Parent otherwise notifies the Administrative Agent, with respect to any amount incurred (including under Section 2.27 (including the definition of Incremental Cap used therein)) or transaction entered into (or consummated) in reliance on a provision of this Agreement that does not require compliance with a financial ratio or financial test (including any First Lien Leverage Ratio test, any Senior Secured Leverage Ratio test, any Total Leverage Ratio test and/or any Consolidated Interest Coverage Ratio test) (any such amount, including any amount drawn under the Revolving Facility, any or any other permitted revolving facility and any cap expressed as a percentage of Consolidated EBITDA, a “Fixed Amount”) substantially concurrently with any amount incurred or transaction entered into (or consummated) in reliance on a provision of this Agreement that requires compliance with a financial ratio or financial test (including any First Lien Leverage Ratio test, any Senior Secured Leverage Ratio test, any Total Leverage Ratio test and/or any Consolidated Interest Coverage Ratio test) (any such amount, an “Incurrence-Based Amount”), it is understood and agreed that (i) the incurrence of the Incurrence-Based Amount shall be calculated first without giving effect to any Fixed Amount but giving full pro forma effect to the use of proceeds of such Fixed Amount and the related transactions and (ii) the incurrence of the Fixed Amount shall be calculated thereafter. Unless the Parent elects otherwise, the Parent shall be deemed to have used amounts under an Incurrence-Based Amount then available to the Parent prior to utilization of any amount under a Fixed Amount then available to the Parent.

(f)            The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Parent dated such date prepared in accordance with GAAP.

(g)           The increase in any amount of Indebtedness or any increase in any amount secured by any Lien by virtue of the accrual of interest, the accretion of accreted value, the payment of interest or a dividend in the form of additional Indebtedness, amortization of original issue discount and/or any increase in the amount of Indebtedness outstanding solely as a result of any fluctuation in the exchange rate of any applicable currency shall be deemed to be permitted Indebtedness for purposes of Section 7.2 and will be deemed not to be the granting of a Lien for purposes of Section 7.3.

(h)           For purposes of determining compliance with Section 7.2 or Section 7.3, if any Indebtedness or Lien is incurred in reliance on a basket measured by reference to a percentage of Consolidated EBITDA, and any refinancing or replacement thereof would cause the percentage of Consolidated EBITDA to be exceeded if calculated based on the Consolidated EBITDA on the date of such refinancing or replacement, such percentage of Consolidated EBITDA will be deemed not to be exceeded so long as the principal amount of such refinancing or replacement Indebtedness or other obligation does not exceed an amount sufficient to repay the principal amount of such Indebtedness or other obligation being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender, prepayment or repayment premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payment) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under Section 7.2 and, to the extent secured by a Lien, Section 7.3 (and, in each case, the applicable clause of Section 7.2 and Section 7.3 shall be deemed to be utilized by the amount so incurred).

(i)            For the avoidance of doubt, for purposes of determining compliance with Section 7.2(h), (j), (l), (n) and (p) and any other comparable provision of Section 7.2, a Permitted Refinancing in respect of Indebtedness incurred pursuant to a U.S. Dollar-denominated or Consolidated EBITDA-governed basket shall not increase capacity to incur Indebtedness under such U.S. Dollar-denominated or EBITDA-governed basket, and such U.S. Dollar-denominated or EBITDA-governed basket shall be deemed to continue to be utilized by the amount of the original Indebtedness incurred unless and until the Indebtedness incurred to effect such Permitted Refinancing is no longer outstanding.

(j)            Any financial ratios required to be maintained by the Parent pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

(k)           For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law: (i) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (ii) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired (or, if such subsequent Person ceases to be a Subsidiary of the original Person, disposed of) on the first date of its existence by the holders of its Capital Stock at such time.

1.5           [Reserved].

1.6           Interest Rates; Benchmark Notification. The interest rate on a Loan denominated in dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 2.18 provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission, performance or any other matter related to any interest rate used in this Agreement, or with respect to any alternative or successor rate thereto, or replacement rate thereof, including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the existing interest rate being replaced or have the same volume or liquidity as did any existing interest rate prior to its discontinuance or unavailability. The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate used in this Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Section 2.          AMOUNT AND TERMS OF LOANS AND COMMITMENTS

2.1           [Reserved].

2.2           [Reserved].

2.3           Tranche A Term Commitments. Subject to the terms and conditions hereof, each Tranche A Term Lender severally agrees to make a term loan denominated in U.S. Dollars (a “Tranche A Term Loan”) to the Company in one single installment on the Closing Date in an amount not to exceed such Tranche A Term Lender’s Tranche A Term Commitment. The Tranche A Term Loans may from time to time be Term Benchmark Loans or ABR Loans, as determined by the Company and notified to the Administrative Agent in accordance with Sections 2.4 and 2.14, or pursuant to Section 2.18, RFR Loans.

2.4           Procedure for Tranche A Term Loan Borrowing. The Company shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 12:00 Noon, New York City time, on the anticipated Closing Date in the case of ABR Loans or one U.S. Government Securities Business Day prior to the anticipated Closing Date in the case of Term Benchmark Loans) requesting that the Tranche A Term Lenders make the Tranche A Term Loans on the Closing Date and specifying (i) the amount and the Type of Loans to be borrowed, (ii) the anticipated Closing Date and (iii) in the case of Term Benchmark Loans, the length of the initial Interest Period therefor. Each such Borrowing shall be in an amount equal to (x) in the case of ABR Loans, $1,000,000 or a whole multiple thereof and (y) in the case of Term Benchmark Loans, $5,000,000 or a whole multiple of $1,000,000 in excess thereof. Upon receipt of such notice of Borrowing the Administrative Agent shall promptly notify each Tranche A Term Lender thereof. Each Tranche A Term Lender will make the amount of its Tranche A Term Loan available to the Administrative Agent for the account of the Company at the Funding Office prior to 2:00 p.m., New York City time, on the Closing Date. Such Borrowing will then be made available to the Company by the Administrative Agent crediting the account of the Company on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Tranche A Term Lenders and in like funds as received by the Administrative Agent.

2.5           Repayment of Term Loans. The Tranche A Term Loan of each Tranche A Term Lender shall be repaid (i) in 19 consecutive quarterly installments, commencing with the first full fiscal quarter ending after the Closing Date, each of which shall be in an amount equal to such Lender’s Tranche A Term Percentage multiplied by the amount set forth below opposite each installment (as such payments may be adjusted from time to time as a result of the application of prepayments in accordance with Section 2.12 or 2.13, an extension pursuant to Section 2.26 or an increase pursuant to Section 2.27, in each case subject solely to the applicable conditions set forth therein (and without, for the avoidance of doubt, the consent of any Lenders or other parties)) and (ii) on the Tranche A Final Maturity Date, the remainder of the principal amount of the Tranche A Term Loans outstanding on such date, together in each case with accrued but unpaid interest on the principal amount to be paid to but excluding the date of such payment:

Installment	Amount
First full fiscal quarter after Closing Date	$4,062,500
Second fiscal quarter after Closing Date	$4,062,500
Third fiscal quarter after Closing Date	$4,062,500
Fourth fiscal quarter after Closing Date	$4,062,500
Fifth fiscal quarter after Closing Date	$4,062,500
Sixth fiscal quarter after Closing Date	$4,062,500
Seventh fiscal quarter after Closing Date	$4,062,500
Eighth fiscal quarter after Closing Date	$4,062,500
Ninth fiscal quarter after Closing Date	$8,125,000
Tenth fiscal quarter after Closing Date	$8,125,000
Eleventh fiscal quarter after Closing Date	$8,125,000
Twelfth fiscal quarter after Closing Date	$8,125,000
Thirteenth fiscal quarter after Closing Date	$8,125,000
Fourteenth fiscal quarter after Closing Date	$8,125,000
Fifteenth fiscal quarter after Closing Date	$8,125,000
Sixteenth fiscal quarter after Closing Date	$8,125,000
Seventeenth fiscal quarter after Closing Date	$12,187,500
Eighteenth fiscal quarter after Closing Date	$12,187,500
Nineteenth fiscal quarter after Closing Date	$12,187,500

2.6           Revolving Commitments.

(a)           Subject to the terms and conditions hereof, each Revolving Lender severally agrees to make revolving credit loans denominated in U.S. Dollars (“Revolving Loans”) to the Borrowers, in each case from time to time at such Borrower’s request during the Revolving Commitment Period in an aggregate principal amount at any one time outstanding which, when added to the sum of (i) such Lender’s Revolving Percentage of the sum of (x) the L/C Obligations then outstanding and (y) the aggregate principal amount of the Revolving Loans then outstanding and (ii) such Lender’s Swingline Exposure then outstanding (which, in the case of the Swingline Lender, shall be the aggregate principal amount of all Swingline Loans outstanding at such time less the participation amounts otherwise funded by the Revolving Lenders other than a Swingline Lender) does not exceed the amount of such Lender’s Revolving Commitment, after giving effect to the use of proceeds of any Revolving Loans to repay any Swingline Loans. During the Revolving Commitment Period each Borrower may use the Revolving Commitments by borrowing, prepaying the Revolving Loans in whole or in part, and reborrowing, all in accordance with the terms and conditions hereof. The Revolving Loans may from time to time be Term Benchmark Loans or ABR Loans, as determined by the applicable Borrower and notified to the Administrative Agent in accordance with Sections 2.7 or 2.14, or pursuant to Section 2.18, RFR Loans.

(b)           Each Borrower shall repay all outstanding Revolving Loans made to such Borrower on the Revolving Termination Date.

(c)           The Borrower may, subject to the conditions to Borrowing set forth herein, request that any such repayment of a Swingline Loan be financed with the proceeds of a Borrowing under the Revolving Facility, upon which the Borrower’s obligation to make such repayment of such Swingline Loan shall be satisfied by the resulting borrowing under the Revolving Facility.

2.7           Procedure for Revolving Loan Borrowing.

(a)           Subject to the terms and conditions hereof, each Borrower may borrow Revolving Loans under the Revolving Commitments during the Revolving Commitment Period on any Business Day prior to the Revolving Termination Date; provided that such Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent (a) prior to 12:00 Noon, New York City time, three U.S. Government Securities Business Days prior to the requested Borrowing Date, in the case of Term Benchmark Loans, (b) prior to 12:00 Noon, New York City time, on the requested Borrowing Date, in the case of ABR Loans or (c) if available pursuant to Section 2.18, prior to 11:00 a.m., New York City time, three U.S. Government Securities Business Days prior to the requested Borrowing Date, in the case of RFR Loans), specifying (i) the amount and the Type of Loans to be borrowed, (ii) the requested Borrowing Date and (iii) in the case of Term Benchmark Loans, the initial Interest Period therefor. Each such Borrowing of Revolving Loans shall be in an amount equal to (x) in the case of ABR Loans or RFR Loans, $1,000,000 or a whole multiple thereof (or, if the then aggregate Available Revolving Commitments are less than $1,000,000, such lesser amount) and (y) in the case of Term Benchmark Loans, $5,000,000 or a whole multiple of $1,000,000 in excess thereof, respectively; provided further that not greater than $0 (exclusive of any usage of the Revolving Facility for working capital) of the Revolving Facility shall be available on the Closing Date to fund the Transactions (including payment of related fees and expenses). Upon receipt of any such notice of Borrowing under the Revolving Facility from a Borrower, the Administrative Agent shall promptly notify each Lender under the Revolving Facility thereof. In the case of a Borrowing under the Revolving Facility, each Revolving Lender will make the amount of its Revolving Percentage of such Borrowing of Revolving Loans available to the Administrative Agent for the account of such Borrower at the Funding Office prior to 2:00 p.m., New York City time, on the Borrowing Date requested by such Borrower in funds immediately available to the Administrative Agent. Such Borrowing will then be made available to such Borrower by the Administrative Agent crediting the account of such Borrower on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Revolving Lenders and in like funds as received by the Administrative Agent.

(b)           [Reserved].

(c)           Each Lender may, at its option, make any Loan available to any Borrower by causing any foreign or domestic branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of such Borrower to repay such Loan in accordance with the terms of this Agreement.

2.8           Swingline Commitments.

(a)           Subject to the terms and conditions hereof, the Swingline Lender agrees, solely on a discretionary basis if it so elects, to make a portion of the credit otherwise available to a Borrower under the Revolving Commitments by making swing line loans to such Borrower denominated in U.S. Dollars (the “Swingline Loans”); provided that no Borrower shall request, and the Swingline Lender shall not make, any Swingline Loan if, after giving effect to the making of such Swingline Loan (i) the aggregate amount of the Available Revolving Commitments would be less than zero, (ii) the aggregate amount of all Swingline Loans would exceed the Swingline Commitment or (iii) the sum of (x) the Swingline Exposure of such Swingline Lender (which shall be the aggregate principal amount of all Swingline Loans outstanding at such time less the participation amounts otherwise funded by the Revolving Lenders other than a Swingline Lender), (y) the aggregate principal amount of outstanding Revolving Loans made by such Swingline Lender (in its capacity as a Revolving Lender) and (z) the L/C Exposure of such Swingline Lender (in its capacity as a Revolving Lender) shall not exceed its Revolving Commitment then in effect. During the Revolving Commitment Period, each Borrower may use the Swingline Commitment by borrowing, repaying and reborrowing, all in accordance with the terms and conditions hereof. Swingline Loans shall be ABR Loans only.

(b)           The applicable Borrower shall repay to the Swingline Lender the then unpaid principal amount of each Swingline Loan no later than the earlier of (a) the tenth Business Day after the making of such Swingline Loan and (b) the Revolving Termination Date.

2.9           Procedure for Swingline Borrowing; Refunding of Swingline Loans.

(a)           Whenever a Borrower desires that the Swingline Lender make Swingline Loans, it shall give the Swingline Lender irrevocable telephonic notice confirmed promptly in writing (which telephonic notice must be received by the Swingline Lender not later than 2:00 p.m. New York City time on the proposed Borrowing Date), specifying (i) the amount to be borrowed and (ii) the requested Borrowing Date (which shall be a Business Day during the Revolving Commitment Period). Each Borrowing under the Swingline Commitment shall be in an amount equal to $100,000 or a whole multiple of $100,000 in excess thereof. Not later than 3:00 p.m. New York City time on the Borrowing Date specified in a notice in respect of Swingline Loans, the Swingline Lender, if it so elects, shall make available to the Administrative Agent at the Funding Office an amount in immediately available funds equal to the amount of the Swingline Loan to be made by the Swingline Lender. The Administrative Agent shall make the proceeds of such Swingline Loan available to the applicable Borrower on such Borrowing Date by depositing such proceeds in the account of the applicable Borrower with the Administrative Agent on such Borrowing Date in immediately available funds.

(b)           The Swingline Lender, at any time and from time to time in its sole and absolute discretion may, require each Revolving Lender to purchase for cash an undivided participating interest in the then outstanding Swingline Loans made by the Swingline Lender by paying to the Swingline Lender an amount (the “Swingline Participation Amount”) equal to (i) such Revolving Lender’s Revolving Percentage times (ii) the sum of the aggregate principal amount of Swingline Loans made by the Swingline Lender then outstanding.

(c)           Whenever, at any time after the Swingline Lender has received from any Revolving Lender such Lender’s Swingline Participation Amount, the Swingline Lender receives any payment on account of the applicable Swingline Loans, the Swingline Lender will distribute to such Lender its Swingline Participation Amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s participating interest was outstanding and funded and, in the case of principal and interest payments, to reflect such Lender’s pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swingline Loans made by the Swingline Lender then due); provided, however, that in the event that such payment received by the Swingline Lender is required to be returned, such Revolving Lender will return to the Swingline Lender any portion thereof previously distributed to it by the Swingline Lender.

(d)           Each Revolving Lender’s obligation to purchase participating interests pursuant to Section 2.9(b) shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such Revolving Lender or any Borrower may have against the Swingline Lender, any Borrower or any other Person for any reason whatsoever; (ii) the occurrence or continuance of a Default or the failure to satisfy any of the other conditions specified in Section 5; (iii) any adverse change in the condition (financial or otherwise) of any Borrower; (iv) any breach of this Agreement or any other Loan Document by any Borrower, any other Loan Party or any other Lender; or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

(e)           If the maturity date shall have occurred in respect of any tranche of Revolving Commitments at a time when another Class(es), tranche(s) or series of Revolving Commitments is or are in effect with a longer maturity date (each, a “Non-Expiring Credit Commitment” and collectively, the “Non-Expiring Credit Commitments”), then with respect to each outstanding Swingline Loan, if consented to by the Swingline Lender, on the earliest occurring maturity date, such Swingline Loan shall be deemed reallocated to the Class(es), tranche(s) or series of the Non-Expiring Credit Commitments on a pro rata basis; provided that to the extent that the amount of such reallocation would cause the aggregate credit exposure to exceed the aggregate amount of such Non-Expiring Credit Commitments, immediately prior to such reallocation the amount of Swingline Loans to be reallocated equal to such excess shall be repaid. Upon the maturity date of any tranche of Revolving Commitments, the sublimit for Swingline Loans may be reduced as agreed between the Swingline Lender and the Parent, without the consent of any other Person.

2.10         Commitment Fees, Ticking Fee, etc.

(a)           The Borrowers agree to pay to the Administrative Agent for the account of each Revolving Lender a commitment fee for the period from and including the Closing Date to the last day of the Revolving Commitment Period, computed at the Commitment Fee Rate on the average daily Available Revolving Commitment of such Lender during the period for which payment is made, payable quarterly in arrears on the fifteenth Business Day of each January, April, July and October and on the Revolving Termination Date, commencing on the first of such dates to occur after the Closing Date.

(b)           The Company agrees to pay to the Administrative Agent, for the ratable account of the Tranche A Term Lenders, a ticking fee (the “Ticking Fee”) (for the avoidance of doubt, without duplication of the “Ticking Fee” (as defined in the Fee Letter) it being understood and agreed that the Ticking Fee set forth herein is the “Ticking Fee” set forth in the Fee Letter) that will accrue on the undrawn portion of the aggregate principal (i.e., face) amount of the Tranche A Term Commitments in effect from time to time during the period from and including September 1, 2022 to but excluding the Closing Date (or, if earlier, the date on which all commitments in respect of the Term Loan A Facility have been terminated), at a rate per annum equal to 0.35% during such period. Such Ticking Fee shall be calculated on the basis of the actual number of days elapsed in a 360-day year and shall be payable to the Administrative Agent on the earlier of (x) the date on which all Tranche A Term Commitments have been terminated and (y) the Closing Date (or if such date is not a Business Day, then on the next following Business Day).

(c)           The Borrowers agree to pay to the Administrative Agent the agency fee in the amount and on the dates previously agreed to in writing by the Parent and the Administrative Agent.

2.11         Termination or Reduction of Commitments. The Parent shall have the right, upon not less than three Business Days’ notice (or shorter notice period approved by the Administrative Agent) to the Administrative Agent, to terminate the Revolving Commitments or the Tranche A Term Commitments, from time to time, to reduce the amount of the Revolving Commitments or the Tranche A Term Commitments; provided that no such termination or reduction of Revolving Commitments shall be permitted if, after giving effect thereto and to any prepayments of the Revolving Loans and Swingline Loans made on the effective date thereof, the Total Revolving Extensions of Credit would exceed the Total Revolving Commitments. Any such partial reduction shall be in an amount equal to $1,000,000, or a whole multiple thereof, and shall reduce permanently the applicable Commitments then in effect. Each reduction of the Revolving Commitments shall be made ratably among the Revolving Lenders in accordance with their respective Revolving Commitments and each reduction of the Tranche A Term Commitments shall be made ratably among the Tranche A Term Lenders in accordance with their respective Tranche A Term Commitment. Notwithstanding the foregoing, the Parent may rescind or postpone any notice of termination of any of the Commitments if such termination would have resulted from a refinancing of all or any portion of any Facility or Facilities, which refinancing shall not be consummated or otherwise shall be delayed. To the extent not previously terminated, all unused Tranche A Term Commitments hereunder shall terminate on the earlier of (i) the Closing Date (after giving effect to the Loans made on such date) and (ii) 11:59 p.m. (New York City time) on the date that is five Business Days after the Outside Date (as defined in and determined in accordance with the terms of the Merger Agreement as in effect on December 13, 2021). To the extent not previously terminated, all Revolving Commitments shall terminate at 11:59 p.m. (New York City time) on the date that is five Business Days after the Outside Date (as defined in and determined in accordance with the terms of the Merger Agreement as in effect on December 13, 2021) unless the Closing Date has occurred on or prior to such date.

2.12         Optional Prepayments. The Borrowers may at any time and from time to time prepay the Loans, in whole or in part, without premium or penalty (except as set forth below), upon notice delivered to the Administrative Agent (a) in the case of a prepayment of Term Benchmark Loans, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment, (b) on the same Business Day in the case of ABR Loans and (c) in the case of a prepayment of RFR Loans, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment, which notice shall specify the date and amount of prepayment and the Type of Loans to be prepaid; provided, that if a Term Benchmark Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, such Borrower shall also pay any amounts owing pursuant to Section 2.22. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (except in the case of Revolving Loans that are ABR Loans and Swingline Loans that are ABR Loans) accrued interest to such date on the amount prepaid; provided that notwithstanding anything to the contrary contained in this Agreement, the Parent may rescind, or extend the date for prepayment specified in, any notice of prepayment under this Section 2.12, if such prepayment would have resulted from a refinancing of all or any portion of any Facility or Facilities which refinancing shall not be consummated or shall otherwise be delayed. Partial prepayments of Tranche A Term Loans and Revolving Loans shall be in an aggregate principal amount of $1,000,000 or a whole multiple thereof. Partial prepayments of Swingline Loans shall be in an aggregate principal amount of $100,000 or a whole multiple thereof. Any optional prepayments of the Term Loans shall be applied to the remaining installments thereof as selected by the Parent (or absent any such selection in the direct order of maturity).

2.13         Mandatory Prepayments.

(a)           If, after the Merger Effective Time, any Indebtedness shall be incurred by the Parent or any of its Subsidiaries (other than any permitted Indebtedness incurred in accordance with Section 7.2 (except for Credit Agreement Refinancing Indebtedness which shall be applied in accordance with clause (iii) of the definition thereof)), an amount equal to 100.0% of the Net Cash Proceeds thereof shall be applied on the date of such issuance or incurrence toward the prepayment of the Term Loans as set forth in Section 2.13(d).

(b)           If on any date after the Merger Effective Time the Parent or any of its Subsidiaries shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, an amount equal to 100% of the Net Cash Proceeds shall be applied on the fifth Business Day following the receipt thereof toward the prepayment of the Term Loans as set forth in Section 2.13(d); provided, that, notwithstanding the foregoing, at the option of the Parent, the Parent may reinvest the Net Cash Proceeds in the business of the Parent or any of its Subsidiaries within (x) 18 months following the receipt of such Net Cash Proceeds or (y) 24 months following the receipt of such Net Cash Proceeds, in the event that the Parent or any of its Subsidiaries shall have entered into a binding commitment within 18 months following the receipt of such Net Cash Proceeds to reinvest such Net Cash Proceeds in the business of the Parent or any of its Subsidiaries (it being understood that if any portion of such Net Cash Proceeds are no longer intended to be reinvested or are not reinvested within such 24-month period, an amount equal to 100% of such Net Cash Proceeds shall be applied on the fifth Business Day after the Parent reasonably determines that such Net Cash Proceeds are no longer intended to be or are not reinvested within such 24-month period toward prepayment of the Term Loans as set forth in Section 2.13(d)); provided that if at the time that any such prepayment would be required, the Parent or any of its Subsidiaries is required to prepay or offer to repurchase with the Net Cash Proceeds of such Asset Sale or Recovery Event any Incremental Equivalent Debt, Credit Agreement Refinancing Indebtedness, Ratio Debt, Incurred Acquisition Debt or any other Indebtedness outstanding at such time, in each case that is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations pursuant to the terms of the documentation governing such Indebtedness (such Indebtedness required to be offered to be so repurchased, “Other Applicable Asset Sale Indebtedness”), then the Parent may apply the Net Cash Proceeds on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Term Loans and Other Applicable Asset Sale Indebtedness at such time) to the prepayment of such Other Applicable Asset Sale Indebtedness; it being understood that the portion of the Net Cash Proceeds allocated to the Other Applicable Asset Sale Indebtedness shall not exceed the amount of the Net Cash Proceeds required to be allocated to the Other Applicable Asset Sale Indebtedness pursuant to the terms thereof (and the remaining amount, if any, of the Net Cash Proceeds shall be allocated to the Term Loans in accordance with the terms hereof), and the amount of the prepayment of the Term Loans that would have otherwise been required pursuant to this Section 2.13(b) shall be reduced accordingly.

(c)           [Reserved].

(d)           The application of any prepayment pursuant to Section 2.13(a) or (b) shall reduce the outstanding principal amounts of the Term Loans held by the Lenders on a pro rata basis and shall be applied to the remaining scheduled principal installments thereof as directed by the Company (and, in the absence of such direction, in direct order of maturity). The application of any prepayment of Term Loans pursuant to this Section 2.13 shall be made, first, to ABR Loans, second, to RFR Loans and third, to Term Benchmark Loans. Each prepayment of the Loans under this Section 2.13 shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid.

(e)           Each Lender may elect, by notice to the Administrative Agent at or prior to the time and in the manner specified by the Administrative Agent, prior to any prepayment of Term Loans required to be made by a Borrower pursuant to Section 2.13(b), to decline all (but not a portion) of its prepayment (such declined amounts, the “Declined Proceeds”), which Declined Proceeds may be retained by the Parent and used for any purpose not prohibited hereunder; provided that, for the avoidance of doubt, no Lender may reject any prepayment made under Section 2.13(a) above to the extent that such prepayment is made with the proceeds of any Credit Agreement Refinancing Indebtedness incurred to refinance all or a portion of the Term Loans. If any Lender fails to deliver a notice to the Administrative Agent of its election to decline receipt of its ratable percentage of any mandatory prepayment within the time frame specified by the Administrative Agent, such failure will be deemed to constitute an acceptance of such Lender’s ratable percentage of the total amount of such mandatory prepayment of the Term Loans.

(f)            [Reserved].

(g)           If at any time the Total Revolving Extensions of Credit exceed 105% of the Total Revolving Commitments, the Borrowers shall, within one Business Day of notice thereof from the Administrative Agent, prepay the Revolving Loans in an amount equal to the amount of such excess or, to the extent the principal amount of Revolving Loans outstanding is less than the amount of such excess, cash collateralize L/C Obligations in respect of any Letters of Credit (in an amount equal to 101% of the undrawn face amount thereof) (or backstop or provide credit support reasonably acceptable to the applicable Issuing Lender), in each case to the extent necessary to eliminate any such excess.

(h)           Notwithstanding any other provisions of Section 2.13, to the extent any or all of the Net Cash Proceeds from any Asset Sale or Recovery Event received by a Foreign Subsidiary are prohibited or delayed by any applicable local law (including financial assistance, corporate benefit restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of such Foreign Subsidiary) from being repatriated or passed on to or used for the benefit of the Parent or any applicable Domestic Subsidiary (the Parent hereby agreeing to cause the applicable Foreign Subsidiary to promptly take all actions reasonably required by the applicable local law to permit such repatriation as long as such repatriation does not create a non-de minimis adverse tax consequence) or if the Parent has determined in good faith that repatriation of any such amount to the Parent or any applicable Domestic Subsidiary would have non-de minimis adverse tax consequences with respect to such amount, the portion of such Net Cash Proceeds so affected will not be required to be applied to prepay Term Loans at the times provided in this Section 2.13 but may be retained by the applicable Foreign Subsidiary for so long, but only so long, as the applicable local law will not permit repatriation or the passing on to or otherwise using for the benefit of the Parent or the applicable Domestic Subsidiary, or the Parent believes in good faith that such non-de minimis adverse tax consequence would result, and once such repatriation of any of such affected Net Cash Proceeds is permitted under the applicable local law or the Parent determines in good faith that such repatriation would no longer would have such non-de minimis adverse tax consequences, such repatriation will be promptly effected and such repatriated Net Cash Proceeds will be promptly (and in any event not later than five Business Days after such repatriation) applied (net of additional taxes payable or reasonably estimated to be payable as a result thereof) to the prepayment of the applicable Term Loans as otherwise required pursuant to this Section 2.13; provided that, notwithstanding the foregoing, the Parent and the applicable Foreign Subsidiary shall have no obligation to repatriate any Net Cash Proceeds (or take any further action with respect thereto) from and after the date that is twelve months after the receipt of such Net Cash Proceeds.

2.14         Conversion and Continuation Options.

(a)           Any Borrower may elect from time to time to convert Term Benchmark Loans to ABR Loans by giving the Administrative Agent at least two Business Days’ prior irrevocable notice of such election, provided that any such conversion of Term Benchmark Loans may only be made on the last day of an Interest Period with respect thereto. Any Borrower may elect from time to time to convert ABR Loans to Term Benchmark Loans or RFR Loans by giving the Administrative Agent at least three Business Days’ prior irrevocable notice of such election (which notice shall specify in the case of Term Benchmark Loans the length of the initial Interest Period therefor); provided that no ABR Loan under a particular Facility may be converted into a Term Benchmark Loan when any Event of Default has occurred and is continuing and the Majority Facility Lenders in respect of such Facility have determined in its or their sole discretion not to permit such conversions. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

(b)           [reserved].

(c)           Any Term Benchmark Loan shall be continued as such upon the expiration of the then current Interest Period with respect thereto unless the applicable Borrower gives notice to the Administrative Agent, in accordance with the applicable provisions of the term “Interest Period” set forth in Section 1.1, of a different length of the next Interest Period to be applicable to such Loans or elects to convert such Loan to an ABR Loan or an RFR Loan; provided that no Term Benchmark Loan denominated under a particular Facility may be continued as such when any Event of Default has occurred and is continuing and the Majority Facility Lenders in respect of such Facility have determined in its or their sole discretion not to permit such continuations; and provided, further, that if such continuation is not permitted pursuant to the preceding proviso such Term Benchmark Loans shall be automatically converted to ABR Loans on the last day of such then expiring Interest Period. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

2.15         Limitations on Term Benchmark Borrowings. Notwithstanding anything to the contrary in this Agreement, all Borrowings, conversions and continuations of Term Benchmark Loans hereunder and all selections of Interest Periods hereunder shall be in such amounts and be made pursuant to such elections so that, after giving effect thereto, the aggregate principal amount of the Term Benchmark Loans comprising each Term Benchmark Tranche shall be equal to the Applicable Minimum Amount.

2.16         Interest Rates and Payment Dates.

(a)           Each Term Benchmark Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Adjusted Term SOFR Rate determined for such day plus the Applicable Margin.

(b)           Each RFR Loan, if available pursuant to Section 2.18, shall bear interest at a rate per annum equal to the Adjusted Daily Simple SOFR plus the Applicable Margin.

(c)           Each ABR Loan shall bear interest at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin.

(d)           (i) If all or a portion of the principal amount of or interest on any Loan or Reimbursement Obligation shall not be paid when due and payable (whether at the stated maturity, by acceleration or otherwise and after giving effect to any grace or cure periods applicable thereto), such overdue amounts shall bear interest at a rate per annum equal to (x) in the case of overdue amounts in respect of any Loan, the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section plus 2% or (y) in the case of overdue amounts in respect of any Reimbursement Obligation, the rate applicable to ABR Loans under the Revolving Facility plus 2%, and (ii) if all or a portion of any interest, commitment fee or other amount payable hereunder shall not be paid when due and payable (whether at the stated maturity, by acceleration or otherwise and after giving effect to any grace or cure periods applicable thereto), such overdue amount shall bear interest at a rate per annum equal to the rate then applicable to ABR Loans under the relevant Facility plus 2% (or, in the case of any such other amounts that do not relate to a particular Facility, the rate then applicable to ABR Loans under the Revolving Facility plus 2%), in each case, with respect to clauses (i) and (ii) above, from the date of such non-payment until such amount is paid in full (as well after as before judgment).

(e)           Interest shall be payable in arrears on each Interest Payment Date; provided that interest accruing pursuant to paragraph (d) of this Section shall be payable from time to time on demand.

2.17         Computation of Interest and Fees.

(a)           Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed, except that, with respect to ABR Loans the rate of interest on which is calculated on the basis of the Prime Rate, the interest thereon shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Parent and the relevant Lenders of each determination of a Term Benchmark Rate. Any change in the interest rate on a Loan resulting from a change in the Alternate Base Rate or Daily Simple SOFR shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Parent and the relevant Lenders of the effective date and the amount of each such change in interest rate.

(b)           Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrowers and the Lenders absent manifest error. The Administrative Agent shall, at the request of the Parent, deliver to the Parent a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.17(a).

2.18         Alternate Rate of Interest.

(a)           Subject to clauses (b), (c), (d), (e) and (f) of this Section 2.18.

(i)              the Administrative Agent determines (which determination shall be conclusive absent manifest error) (A) prior to the commencement of any Interest Period for a Term Benchmark Borrowing, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR Rate (including because the Term SOFR Reference Rate is not available or published on a current basis), for such Interest Period or (B) at any time, that adequate and reasonable means do not exist for ascertaining the applicable Adjusted Daily Simple SOFR; or

(ii)             the Administrative Agent is advised by the Required Lenders that (A) prior to the commencement of any Interest Period for a Term Benchmark Borrowing, the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period or (B) at any time, Adjusted Daily Simple SOFR will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing;

then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders by telephone, telecopy or electronic mail as promptly as practicable thereafter and, until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.14 or a new Borrowing Request in accordance with the terms of Section 2.4 or Section 2.7, as applicable, (1) any Interest Election Request that requests the conversion of any Revolving Borrowing to, or continuation of any Revolving Borrowing as, a Term Benchmark Borrowing and any Borrowing Request that requests a Term Benchmark Revolving Borrowing shall instead be deemed to be an Interest Election Request or a Borrowing Request, as applicable, for (x) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not also then subject to the circumstances described in Section 2.18(a)(i) or (ii) above or (y) an ABR Borrowing if the Adjusted Daily Simple SOFR also is the subject of Section 2.18(a)(i) or (ii) above and (2) any Borrowing Request that requests an RFR Borrowing shall instead be deemed to be a Borrowing Request, as applicable, for an ABR Borrowing; provided that if the circumstances giving rise to such notice affect only one Type of Borrowings, then all other Types of Borrowings shall be permitted. Furthermore, if any Term Benchmark Loan or RFR Loan is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this Section 2.18(a) with respect to a Relevant Rate applicable to such Term Benchmark Loan or RFR Loan, then until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.14 or a new Borrowing Request in accordance with the terms of Section 2.4 or Section 2.7, as applicable, (1) any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan, be converted by the Administrative Agent to, and shall constitute, (x) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not also then subject to the circumstances described in Section 2.18(a)(i) or (ii) above or (y) an ABR Loan if the Adjusted Daily Simple SOFR also is then subject to the circumstances described in Section 2.18(a)(i) or (ii) above, on such day, and (2) any RFR Loan shall on and from such day be converted by the Administrative Agent to, and shall constitute an ABR Loan.

(b)           Notwithstanding anything to the contrary herein or in any other Loan Document (and any Swap Agreement shall be deemed not to be a “Loan Document” for purposes of this Section 2.18), if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

(c)           Notwithstanding anything to the contrary herein or in any other Loan Document, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes in consultation with the Borrower from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(d)           The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (e) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.18, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.18.

(e)           Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f)            Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a Term Benchmark Borrowing or RFR Borrowing of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any request for a Term Benchmark Borrowing into a request for a Borrowing of or conversion to (A) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not the subject of a Benchmark Transition Event or (B) an ABR Borrowing if the Adjusted Daily Simple SOFR is the subject of a Benchmark Transition Event. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of ABR. Furthermore, if any Term Benchmark Loan or RFR Loan is outstanding on the date of the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a Relevant Rate applicable to such Term Benchmark Loan or RFR Loan, then until such time as a Benchmark Replacement is implemented pursuant to this Section 2.18, (1) any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan, be converted by the Administrative Agent to, and shall constitute, (x) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not the subject of a Benchmark Transition Event or (y) an ABR Loan if the Adjusted Daily Simple SOFR is the subject of a Benchmark Transition Event, on such day and (2) any RFR Loan shall on and from such day be converted by the Administrative Agent to, and shall constitute an ABR Loan.

2.19         Pro Rata Treatment and Payments.

(a)           Each Borrowing by a Borrower from the Revolving Lenders hereunder, each payment by a Borrower on account of any commitment fee and any reduction of the Revolving Commitments shall be made pro rata according to the respective Revolving Percentages of the Revolving Lenders.

(b)           Each payment (including each prepayment) by a Borrower on account of principal of and interest on the Revolving Loans shall be made pro rata according to the respective outstanding principal amounts of the Revolving Loans then held by the Revolving Lenders, except as otherwise provided in Section 2.28.

(c)           Each payment (including each prepayment) by a Borrower on account of principal of and interest and premium, if any, on the Tranche A Term Loans shall be made pro rata according to the respective outstanding principal amounts of the Tranche A Term Loans then held by the Tranche A Term Lenders. Subject to Section 2.13(d), the amount of each principal prepayment of the Tranche A Term Loans shall be applied to reduce the then remaining installments of the Tranche A Term Loans in the direct order of maturity. Amounts prepaid on account of the Tranche A Term Loans may not be reborrowed.

(d)           [Reserved].

(e)           All payments (including prepayments) to be made by a Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 2:00 p.m., New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at its Funding Office, in U.S. Dollars and in immediately available funds. The Administrative Agent shall distribute such payments to the Lenders promptly upon receipt in like funds as received. If any payment hereunder (other than payments on the Term Benchmark Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a Term Benchmark Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension.

(f)            Unless the Administrative Agent shall have been notified in writing by any Lender prior to a Borrowing that such Lender will not make the amount that would constitute its share of such Borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon at a rate equal to the daily average NYFRB Rate. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive absent manifest error. If such Lender’s share of such Borrowing is not made available to the Administrative Agent by such Lender within three Business Days of such Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate, on demand, from the applicable Borrower.

(g)           Unless the Administrative Agent shall have been notified in writing by the applicable Borrower prior to the date of any payment being made hereunder that the applicable Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the applicable Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the applicable Borrower within three Business Days of such required date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount which was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate. Nothing herein shall be deemed to limit the rights of the Administrative Agent or any Lender against any Borrower.

2.20         Requirements of Law.

(a)           If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Credit Party with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:

(i)              shall subject such Credit Party to any Tax (except for Non-Excluded Taxes, Taxes described in clauses (i) through (iv) of the definition of Non-Excluded Taxes and Other Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

(ii)             shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement (including any insurance charge or other assessment) against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Credit Party or any Letter of Credit or participation therein; or

(iii)            shall impose on such Credit Party or the loan interbank or other relevant market any other condition, cost or expense affecting this Agreement or the Loans made by such Credit Party or any Letter of Credit or participation therein (other than Taxes);

and the result of any of the foregoing is to increase the cost to such Credit Party, by an amount that such Credit Party deems to be material, of making, converting into, continuing or maintaining Loans or issuing or participating in Letters of Credit or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrowers shall pay such Credit Party, following thirty (30) days’ prior written demand and delivery of the calculation of such amount, any additional amounts necessary to compensate such Credit Party for such increased cost or reduced amount receivable. If any Credit Party becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Parent (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled together with a calculation of such amount claimed; provided that failure or delay on the part of any Credit Party to demand compensation pursuant to this Section 2.20(a) shall not constitute a waiver of such Credit Party’s right to demand such compensation; provided further that the Borrowers shall not be required to compensate a Lender pursuant to this paragraph for any amounts incurred more than 90 days prior to the date that such Lender notifies the Parent of such Lender’s intention to claim compensation therefor; and provided further that, if the circumstances giving rise to such claim have a retroactive effect, then such 90-day period shall be extended to include the period of such retroactive effect; provided further that in respect of clause (a)(i), the Parent shall be required to make such payment only if the respective Lender certifies that it generally requires similarly situated borrowers in comparable syndicated credit facilities to which it is a lender to make similar payments.

(b)           If any Credit Party shall have determined that the adoption of or any change in any Requirement of Law regarding capital or liquidity requirements or in the interpretation or application thereof or compliance by such Credit Party, or any corporation controlling such Credit Party with any request or directive regarding capital or liquidity requirements (whether or not having the force of law) from any Governmental Authority made subsequent to the Effective Date shall have the effect of reducing the rate of return on such Credit Party’s or such corporation’s capital as a consequence of its obligations hereunder or under or in respect of any Letter of Credit to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Credit Party’s or such corporation’s policies with respect to capital adequacy or liquidity) by an amount deemed by such Lender to be material, then from time to time, after submission by such Credit Party to the Parent (with a copy to the Administrative Agent) of a written request therefor, the Borrowers shall pay to such Credit Party such additional amount or amounts as will compensate such Credit Party for such reduction; provided that the Borrowers shall not be required to compensate a Lender pursuant to this paragraph for any amounts incurred more than 90 days prior to the date that such Lender notifies the Parent of such Lender’s intention to claim compensation therefor; provided further that, if the circumstances giving rise to such claim have a retroactive effect, then such 90-day period shall be extended to include the period of such retroactive effect; and provided further that the Parent shall be required to make such payment only if the respective Lender certifies that it generally requires similarly situated borrowers in comparable syndicated credit facilities to which it is a lender to make similar payments.

(c)           Notwithstanding anything herein to the contrary (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority), or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a change in a Requirement of Law, regardless of the date enacted, adopted or issued.

(d)           A certificate as to any additional amounts payable pursuant to this Section submitted by any Credit Party to the Parent (with a copy to the Administrative Agent) shall be conclusive absent manifest error. The obligations of the Borrowers pursuant to this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

2.21         Taxes.

(a)           Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made free and clear of, and without deduction or withholding for or on account of, any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is a Non-Excluded Tax or an Other Tax, then the amount payable by the applicable Loan Party to the Credit Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the Credit Party receives an amount that such Credit Party would have received had no such deduction or withholding been made. Whenever any Non-Excluded Taxes or Other Taxes are payable by any Loan Party to a Governmental Authority pursuant to this Section 2.21, as soon as practicable thereafter the applicable Loan Party shall send to the Administrative Agent the original or certified copy of a receipt issued by such Governmental Authority evidencing such payment.

(b)           In addition, the Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of any Other Taxes.

(c)           The Loan Parties shall indemnify each Credit Party, within 10 days after demand therefor, for the full amount of any Non-Excluded Taxes or Other Taxes (including Non-Excluded Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Credit Party or required to be withheld or deducted from a payment to such Credit Party and any reasonable expenses arising therefrom or with respect thereto, whether or not such Non-Excluded Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided, however, that the Loan Parties shall not be obligated to indemnify such Credit Party pursuant to this Section 2.21 in respect of penalties, interest and other liabilities are attributable to the bad faith, gross negligence or willful misconduct of such Credit Party. After a Credit Party learns of the imposition of Non-Excluded Taxes or Other Taxes, such Credit Party will act in good faith to promptly notify the Parent of its obligations thereunder. A certificate as to the amount of such payment or liability delivered to the applicable Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d)           Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for any Taxes (i) attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Non-Excluded Taxes or Other Taxes and without limiting the obligation of such Loan Party to do so) or (ii) attributable to such Lender’s failure to comply with the provisions of Section 10.6(b) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (d).

(e)           If the Administrative Agent or any Lender is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document, such Administrative Agent or Lender shall deliver to the Parent and the Administrative Agent at the time or times prescribed by applicable law or reasonably requested by the Parent or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Parent or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Parent or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Parent or the Administrative Agent as will enable the Parent or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.21(f)) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(f)            Without limiting the generality of the foregoing,

(i)            Each Lender (or Transferee) that is a “United States person” as defined in Section 7701(a)(30) of the Code (a “U.S. Person”) shall deliver to the Parent and the Administrative Agent, on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Parent or the Administrative Agent), a properly completed and duly signed copy of IRS Form W-9 (or any successor form) certifying that such Lender is exempt from U.S. federal backup withholding tax.

(ii)           Each Lender (or Transferee) that is not a U.S. Person (a “Non-U.S. Lender”) shall, to the extent it is legally entitled to do so, deliver to the Parent and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Parent or the Administrative Agent.):

(A)          in the case of a Non-U.S. Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, a properly completed and duly signed copy of IRS Form W- 8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, two completed and duly signed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(B)           in case of a Non-U.S. Lender claiming that its extension of credit will generate U.S. effectively connected income, a properly completed and duly signed copy of IRS Form W-8ECI;

(C)           in the case of a Non-U.S. Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit F-1 to the effect that such Non-U.S. Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Parent within the meaning of Section 871(h)(3)(B) of the Code, or a CFC related to the Parent as described in Section 881(c)(3)(C) of the Code and that the income is not effectively connected income (a “U.S. Tax Compliance Certificate”) and (y) a properly completed and executed copy of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(D)           to the extent a Non-U.S. Lender is not the beneficial owner, a properly completed and executed copy of IRS Form W-8IMY, accompanied by a properly completed and executed copy of IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-2 or F-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Non-U.S. Lender is a partnership and one or more direct or indirect partners of such Non-U.S. Lender are claiming the portfolio interest exemption, such Non-U.S. Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-4 on behalf of each such direct and indirect partner.

(iii)          Any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Parent and the Administrative Agent on or about the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Parent or the Administrative Agent), a completed and duly signed copy of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Parent or the Administrative Agent to determine the withholding or deduction required to be made;

(iv)          If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA (which term for purposes of this clause (iv) shall include any amendments made to FATCA after the date of this Agreement) if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Parent and the Administrative Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Parent or the Administrative Agent, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Parent or the Administrative Agent as may be necessary for the Parent and the Administrative Agent to comply with their obligations under FATCA, to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment; and

(v)           The Administrative Agent shall deliver to the Parent an executed copy of whichever of the following is applicable:

(A)          if the Administrative Agent is a U.S. Person, IRS Form W-9 certifying to such Administrative Agent’s exemption from U.S. federal backup withholding; or

(B)           if the Administrative Agent is not a U.S. Person, (x) IRS Form W-8ECI with respect to payments received for its own account; and (y) IRS Form W-8IMY with respect to any amounts payable to the Administrative Agent for the accounts of others, clarifying that it is a U.S. branch of a foreign bank or insurance company described in Section 1.1441-1(b)(2)(iv)(A) of the United States Treasury Regulations that is a “participating foreign financial institution” or PFFI (including a reporting Model 2 FFI), registered deemed-compliant FFI (including a reporting Model 1 FFI), or “non-financial foreign entity” that is using this form as evidence of its agreement with the withholding agent to be treated as a U.S. Person with respect to any payments associated with this withholding certificate.

(g)           The Administrative Agent and each Lender agree that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Parent and the Administrative Agent in writing of its legal inability to do so.

(h)           If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.21 (including by the payment of additional amounts pursuant to this Section 2.21), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.21(h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.21(h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.21(h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.21(h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i)            For purposes of this Section 2.21, the term “Lender” includes any Issuing Lender and the term “applicable law” includes FATCA.

(j)            Each party’s obligations under this Section shall survive the resignation or replacement of the Administrative Agent or any assignment or rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

2.22         Indemnity. With respect to Term Benchmark Loans, each Borrower agrees to indemnify each Lender and to hold each Lender harmless from any loss or expense that such Lender may sustain or incur as a consequence of (a) default by such Borrower in making a Borrowing of, conversion into or continuation of Term Benchmark Loans after such Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by such Borrower in making any prepayment of or conversion from Term Benchmark Loans after such Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a payment of Term Benchmark Loans (including pursuant to Sections 2.24 or 10.1(c)) on a day that is not the last day of an Interest Period with respect thereto. Such indemnification, which shall be payable within 30 days of written demand therefor, may include an amount equal to the excess, if any, of (i) the amount of interest that would have accrued on the amount so prepaid or returned, or not so borrowed, converted or continued, for the period from the date of such prepayment or return or of such failure to borrow, convert or continue to the last day of such Interest Period (or, in the case of a failure to borrow, convert or continue, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Loans provided for herein (excluding, however, the Applicable Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) that would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the applicable interbank market. A certificate as to any amounts payable pursuant to this Section submitted to the Parent by any Lender shall be conclusive absent manifest error. This covenant shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

2.23         Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Sections 2.20 or 2.21 with respect to such Lender, it will, if requested by the Parent, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event with the object of avoiding (or mitigating) the consequences of such event; provided, that such designation is made on terms that, in the good faith judgment of such Lender, (i) would eliminate or reduce the amounts payable pursuant to Section 2.20 or Section 2.21, as the case may be, in the future, (ii) would not subject such Lender to (A) any unreimbursed cost or expense or (B) significant investment of time or effort and (iii) would not otherwise be materially disadvantageous to such Lender, and provided, further, that nothing in this Section shall affect or postpone any of the obligations of any Borrower or the rights of any Lender pursuant to Section 2.20 or 2.21. The Parent hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation.

2.24         Replacement of Lenders. The Parent shall be permitted, at its sole expense and effort, with respect to any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.20 or Section 2.21, (b) has become a Defaulting Lender hereunder or (c) in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby” (or any other Class or group of Lenders other than the Required Lenders or Required Revolving Lenders) with respect to which Required Lender or Required Revolving Lender consent, as applicable (or the consent of Lenders holding loans or commitments of such Class or lesser group representing more than 50.0% of the sum of the total loans and unused commitments of such Class or lesser group at such time) has been obtained, as applicable, is a non-consenting Lender (each such Lender, a “Non-Consenting Lender”) (1) to replace such Lender, with a replacement bank, financial institution or entity; provided that (i) the replacement bank, financial institution or entity shall purchase, at par, all Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (ii) the applicable Borrower shall be liable to such replaced Lender under Section 2.22 for any losses suffered or expenses incurred by such Lender if any Term Benchmark Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (iii) the replacement bank, financial institution, or entity if not already a Lender, shall be reasonably satisfactory to the Administrative Agent to the extent such consent is required pursuant to Section 10.6, (iv) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 10.6 (provided that the applicable Borrower shall be obligated to pay the registration and processing fee referred to therein) or pursuant to other procedures agreed upon by the Parent and the Administrative Agent including deemed assignments upon payment to the replaced Lender of amounts required to be paid to it pursuant to this Section 2.24, (v) until such time as such replacement shall be consummated, the applicable Borrower shall pay all additional amounts (if any) required pursuant to Section 2.20 or 2.21, as the case may be, and (vi) any such replacement shall not be deemed to be a waiver of any rights that any Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender or (2) terminate the Commitment of such Lender and (a) in the case of a Lender (other than an Issuing Lender), repay all Obligations (other than contingent expense reimbursement and indemnification obligations) of the Borrowers owing to such Lender relating to the applicable Loans, Commitments and participations held by such Lender as of such termination date, and (b) in the case of an Issuing Lender, repay all Obligations (other than contingent expense reimbursement and indemnification obligations) of the Borrowers owing to such Issuing Lender relating to the applicable Loans and participations held by the Issuing Lender as of such termination date and cancel or backstop on terms satisfactory to such L/C Issuer any Letters of Credit issued by it. No action by or consent of any Lender referred to in this Section 2.24, including any Defaulting Lender or Non-Consenting Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of the amounts described in the immediately preceding sentence.

2.25         [Reserved].

2.26         Extension of the Facilities.

(a)           The Parent may at any time and from time to time after the Merger Effective Time, request that all or a portion of the Term Loans of a given Class (or series or tranche thereof) (each, an “Existing Term Loan Tranche”) be amended to extend the scheduled maturity date(s) with respect to all or a portion of any principal amount of such Term Loans (any such Term Loans which have been so amended, “Extended Term Loans”) and to provide for other terms applicable thereto consistent with this Section 2.26. In order to establish any Extended Term Loans, the Parent shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Term Loan Tranche) (each, a “Term Loan Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which shall (x) be identical as offered to each Lender under such Existing Term Loan Tranche (including as to the proposed interest rates and fees payable) and offered pro rata to each Lender under such Existing Term Loan Tranche and (y) be identical to the Term Loans under the Existing Term Loan Tranche from which such Extended Term Loans are to be amended, except that: (i) all or any of the scheduled amortization payments of principal of the Extended Term Loans may be delayed to later dates than the scheduled amortization payments of principal of the Term Loans of such Existing Term Loan Tranche, to the extent provided in the applicable Extension Amendment; (ii) the All-in Yield with respect to the Extended Term Loans may be different than the All-in Yield for the Term Loans of such Existing Term Loan Tranche, in each case, to the extent provided in the applicable Extension Amendment; (iii) the Extension Amendment may provide for other covenants and terms that apply solely to any period after the Latest Maturity Date that is in effect on the effective date of the Extension Amendment; and (iv) the Extended Term Loans may have prepayment premiums or call protection as may be agreed by the Parent and the Lenders thereof; provided that that (A) in no event shall the final maturity date of any Extended Term Loans of a given Term Loan Extension Series at the time of establishment thereof be earlier than the maturity date of the applicable Existing Term Loan Tranche, (B) the Weighted Average Life to Maturity of any Extended Term Loans of a given Term Loan Extension Series at the time of establishment thereof shall be no shorter than the remaining Weighted Average Life to Maturity of the applicable Existing Term Loan Tranche, (C) all documentation in respect of such Extension Amendment shall be consistent with the foregoing and (D) any Extended Term Loans may participate on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis) in any mandatory repayments or prepayments hereunder, in each case as specified in the respective Term Loan Extension Request. Any Class of Extended Term Loans amended pursuant to any Term Loan Extension Request shall be designated a series (each, a “Term Loan Extension Series”) of Extended Term Loans for all purposes of this Agreement; provided that any Extended Term Loans amended from an Existing Term Loan Tranche may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Term Loan Extension Series with respect to such Existing Term Loan Tranche. Each Term Loan Extension Series of Extended Term Loans incurred under this Section 2.26 shall be in an aggregate principal amount that is not less than $20,000,000 (or such lesser amount as to which the Administrative Agent may agree).

(b)           The Parent may at any time and from time to time after the Merger Effective Time, in its sole discretion, request that all or a portion of the Revolving Commitments or commitments in respect of an Incremental Revolving Facility (“Incremental Revolving Commitments”) of a given Class (or series or tranche thereof) (each, an “Existing Revolver Tranche”) be amended to extend the maturity date with respect to all or a portion of any principal amount of such Revolving Commitments or Incremental Revolving Commitments (any such Revolving Commitments or Incremental Revolving Commitments which have been so amended, “Extended Revolving Commitments”) and to provide for other terms consistent with this Section 2.26. In order to establish any Extended Revolving Commitments, the Parent shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Revolver Tranche) (each, a “Revolver Extension Request” and together with a Term Loan Extension Request, an “Extension Request”) setting forth the proposed terms of the Extended Revolving Commitments to be established, which shall (x) be identical as offered to each Lender under such Existing Revolver Tranche (including as to the proposed interest rates and fees payable) and offered pro rata to each Lender under such Existing Revolver Tranche and (y) be identical to the Revolving Commitments under the Existing Revolver Tranche from which such Extended Revolving Commitments are to be amended, except that: (i) the maturity date of the Extended Revolving Commitments may be delayed to a later date than the maturity date of the Revolving Commitments of such Existing Revolver Tranche, to the extent provided in the applicable Extension Amendment; (ii) the All-in Yield with respect to extensions of credit under the Extended Revolving Commitments (whether in the form of interest rate margin, upfront fees, commitment fees, OID or otherwise) may be different than the All-in Yield for extensions of credit under the Revolving Commitments of such Existing Revolver Tranche, in each case, to the extent provided in the applicable Extension Amendment; (iii) the Extension Amendment may provide for other covenants and terms that apply solely to any period after the Latest Maturity Date that is in effect on the effective date of the Extension Amendment; and (iv) all Borrowings under the applicable Revolving Commitments (i.e., the Existing Revolver Tranche and the Extended Revolving Commitments of the applicable Revolver Extension Series) and repayments thereunder shall be made on a pro rata basis (except for (I) payments of interest and fees at different rates on Extended Revolving Commitments (and related outstandings) and (II) repayments required upon the maturity date of the non-extending Revolving Commitments); provided, further, that all documentation in respect of such Extension Amendment shall be consistent with the foregoing. Any Extended Revolving Commitments amended pursuant to any Revolver Extension Request shall be designated a series (each, a “Revolver Extension Series” (and together with a Term Loan Extension Series, any “Extension Series”)) of Extended Revolving Commitments for all purposes of this Agreement; provided that any Extended Revolving Commitments amended from an Existing Revolver Tranche may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Revolver Extension Series with respect to such Existing Revolver Tranche. Each Revolver Extension Series of Extended Revolving Commitments incurred under this Section 2.26 shall be in an aggregate principal amount that is not less than $10,000,000 (or such lesser amount as to which the Administrative Agent may agree).

(c)           The Parent shall provide the applicable Extension Request at least three (3) Business Days (or such shorter period as may be agreed by the Administrative Agent) prior to the date on which Lenders under the Existing Term Loan Tranche or Existing Revolver Tranche, as applicable, are requested to respond, and shall agree to such procedures, if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.26. No Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Tranche amended into Extended Term Loans or any of its Revolving Commitments amended into Extended Revolving Commitments, as applicable, pursuant to any Extension Request. Any Lender holding a Loan under an Existing Term Loan Tranche (each, an “Extending Term Lender”) wishing to have all or a portion of its Term Loans under the Existing Term Loan Tranche subject to such Extension Request amended into Extended Term Loans and any Revolving Lender (each, an “Extending Revolving Lender”) wishing to have all or a portion of its Revolving Commitments under the Existing Revolver Tranche subject to such Extension Request amended into Extended Revolving Commitments, as applicable, shall notify the Administrative Agent (each, an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Term Loans under the Existing Term Loan Tranche or Revolving Commitments under the Existing Revolver Tranche, as applicable, which it has elected to request be amended into Extended Term Loans or Extended Revolving Commitments, as applicable (subject to any minimum denomination requirements imposed by the Administrative Agent). In the event that the aggregate principal amount of Term Loans under the Existing Term Loan Tranche or Revolving Commitments under the Existing Revolver Tranche, as applicable, in respect of which applicable Term Lenders or Revolving Lenders, as the case may be, shall have accepted the relevant Extension Request exceeds the amount of Extended Term Loans or Extended Revolving Commitments, as applicable, requested to be extended pursuant to the Extension Request, Term Loans or Revolving Commitments, as applicable, subject to Extension Elections shall be amended to Extended Term Loans or Revolving Commitments, as applicable, on a pro rata basis (subject to rounding by the Administrative Agent, which shall be conclusive absent manifest error) based on the aggregate principal amount of Term Loans or Revolving Commitments, as applicable, included in each such Extension Election.

(d)           Extended Term Loans and Extended Revolving Commitments shall be established pursuant to an amendment (each, an “Extension Amendment”) to this Agreement among the Parent, the Administrative Agent and each Extending Term Lender or Extending Revolving Lender, as applicable, providing an Extended Term Loan or Extended Revolving Commitment, as applicable, thereunder, which shall be consistent with the provisions set forth in Sections 2.26(a) or (b) above, respectively (but which shall not require the consent of any other Lender). The effectiveness of any Extension Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 5.3 and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of reaffirmation agreements or such amendments to the Security Documents as may be reasonably requested by the Administrative Agent in order to ensure that the Extended Term Loans or Extended Revolving Commitments, as applicable, are provided with the benefit of the applicable Loan Documents. The Parent may, at its election, specify as a condition to consummating any Extension Amendment that a minimum amount (to be determined and specified in the relevant Extension Request in the Parent’s sole discretion and as may be waived by the Parent) of Term Loans, Revolving Commitments or Incremental Revolving Commitments (as applicable) of any or all applicable Classes be tendered. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Extension Amendment. Each of the parties hereto hereby agrees that this Agreement and the other Loan Documents may be amended pursuant to an Extension Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of the Extended Term Loans or Extended Revolving Commitments, as applicable, incurred pursuant thereto, (ii) modify the scheduled repayments set forth in Section 2.5 with respect to any Existing Term Loan Tranche subject to an Extension Election to reflect a reduction in the principal amount of the Term Loans thereunder in an amount equal to the aggregate principal amount of the Extended Term Loans amended pursuant to the applicable Extension Election (with such amount to be applied ratably to reduce scheduled repayments of such Term Loans required pursuant to Section 2.5), (iii) modify the prepayments set forth in Section 2.5 to reflect the existence of the Extended Term Loans and the application of prepayments with respect thereto, (iv) make such other changes to this Agreement and the other Loan Documents consistent with the provisions and intent of Section 10.1 (but without the consent of any Lenders called for therein) and (v) effect such other amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Parent, to effect the provisions of this Section 2.26, and the Lenders hereby expressly authorize the Administrative Agent to enter into any such Extension Amendment.

(e)           No extension of Loans pursuant to any Extension Election in accordance with this Section 2.26 shall constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement.

(f)            This Section 2.26 shall supersede any provisions in Section 2.19 or 10.1 to the contrary.

2.27         Incremental Loan Extensions.

(a)           The Parent may, at any time after the Merger Effective Time, on one or more occasions pursuant to an Incremental Facility Amendment (i) add one or more new Classes of term facilities (which may be additional Tranche A Term Loans or term “b” loans) and/or increase the principal amount of any Term Loans of any existing Class by requesting new term loan commitments to be added to such Loans (any such new Class or increase, an “Incremental Term Facility” and any loans made pursuant to an Incremental Term Facility, “Incremental Term Loans”) or (ii) add one or more new Classes of revolving commitments and/or increase the aggregate amount of the Revolving Commitments of any existing Class (any such new Class or increase, an “Incremental Revolving Facility” and, together with any Incremental Term Facility, “Incremental Facilities”, or either or any thereof, an “Incremental Facility”; and the loans thereunder, “Incremental Revolving Loans” and, together with any Incremental Term Loans, “Incremental Loans”) in an aggregate outstanding principal amount not to exceed the Incremental Cap; provided that:

(i)            no commitments in respect of Incremental Loans (“Incremental Commitment”) in respect of any Incremental Term Facility may be in an amount that is less than $10,000,000 (or such lesser amount to which the Administrative Agent may reasonably agree),

(ii)           except as separately agreed from time to time between the Parent and any Lender, no Lender shall be obligated to provide any Incremental Commitment, and the determination to provide such commitments shall be within the sole and absolute discretion of such Lender (it being agreed that the Parent shall not be obligated to offer the opportunity to any Lender to participate in any Incremental Facility),

(iii)          no Incremental Facility or Incremental Loan (nor the creation, provision or implementation thereof) shall require the approval of any existing Lender other than in its capacity, if any, as a lender providing all or part of such Incremental Facility or Incremental Loan,

(iv)          [reserved];

(v)           the All-in-Yield applicable to any Incremental Facility shall be determined by the Parent and the lender or lenders providing such Incremental Facility,

(vi)          the final maturity date of any Incremental Term Facility shall be no earlier than the Latest Maturity Date in respect of the Tranche A Term Facility and any other Incremental Term Facility then outstanding, and Incremental Term Facilities consisting of a tranche A term facility (i.e., a term loan facility having amortization, tenor and other terms customary for the term loan A market) may have different mandatory prepayments from the Tranche A Facility so long as such prepayments are added for the benefit of the Tranche A Facility and the Tranche A Facility participates on a ratable basis in such prepayments; provided, that the foregoing limitation shall not apply to a customary 364-day loan facility or a customary bridge facility which bridge facility, subject to customary conditions, automatically converts into long-term debt satisfying the requirements of this clause (vi),

(vii)         the Weighted Average Life to Maturity of any Incremental Term Facility shall be no shorter than the remaining Weighted Average Life to Maturity of the Tranche A Term Facility; provided, that the foregoing limitation shall not apply to a customary 364-day loan facility or a customary bridge facility which bridge facility, subject to customary conditions, automatically convert into long-term debt satisfying the requirements of this clause (vii); provided, further, that the foregoing shall not apply to the extent the Weighted Average Life to Maturity of any Incremental Term Facility is shorter than the Weighted Average Life to Maturity of the Tranche A Facility solely to the extent necessary to make such Incremental Term Facility fungible with the Tranche A Term Facility,

(viii)        subject to clauses (vi) and (vii) above, any Incremental Term Facility may otherwise have an amortization schedule as determined by the Parent and the lenders providing such Incremental Term Facility,

(ix)           subject to clause (v) above, to the extent applicable, the fees payable in connection with any Incremental Facility shall be determined by the Parent and the arrangers and/or lenders providing such Incremental Facility,

(x)            (A) each Incremental Facility shall (i) rank pari passu with (but without regard to the control of remedies) or junior to the initial Term Loans (in the case of any Incremental Term Facility) and pari passu with (but without regard to the control of remedies) or junior to the initial Revolving Loans (in the case of Incremental Revolving Loans), in each case in right of payment and security or (ii) be unsecured and (B) no Incremental Facility may be (x) guaranteed by any Subsidiaries other than Subsidiaries that are Guarantors or (y) secured by Liens on any assets other than the Collateral,

(xi)           any Incremental Term Facility may provide for the ability to participate (A) a pro rata basis or non-pro rata basis in any voluntary prepayment of Term Loans, in each case, made pursuant to Section 2.12 and (B) on a pro rata or less than pro rata basis (but not on a greater than pro rata basis, other than in the case of prepayment with proceeds of Indebtedness refinancing such Incremental Term Loans) in any mandatory prepayment of Term Loans required pursuant to Section 2.13(b),

(xii)          no Event of Default shall exist immediately prior to or after giving effect to the effectiveness of such Incremental Facility (except in connection with any Limited Condition Transaction, where solely to the extent required by the Lenders providing such Incremental Facility, no such Event of Default shall exist at the time as elected by the Parent pursuant to Section 1.4(d)),

(xiii)         after giving effect to such Incremental Facility, the condition set forth in Section 5.3(a) shall be satisfied (except in connection with any Limited Condition Transaction, where solely to the extent required by the Lenders providing such Incremental Facility, the condition set forth in Section 5.3(a) shall be satisfied at the time as elected by the Parent pursuant to Section 1.4(d)),

(xiv)        except as otherwise required or permitted in clauses (i) through (xi) above, all other terms of any Incremental Facility shall be as agreed between the Parent and the Lenders providing such Incremental Facility; provided to the extent such terms are not consistent with the terms in respect of the applicable Facility, they shall be not materially more restrictive (as determined by the Parent in good faith), when taken as a whole, than those under such applicable Facility (except for covenants or other provisions (w) that reflect market terms and conditions (taken as a whole) at the time of incurrence (as determined by the Parent in good faith), (x) applicable only to periods after the maturity date of such applicable Facility, (y) that are also added for the benefit of each applicable Facility or (z) that are reasonably satisfactory to the Administrative Agent (provided that, in the case of each of clauses (w), (y) and (z), if any financial maintenance covenant for the benefit of any Incremental Facility is added or is more restrictive than the financial maintenance covenants then applicable to any then-existing Tranche A Term Facility or Revolving Facility, such financial maintenance covenants shall be applied to any then-existing Tranche A Term Facility and Revolving Facility)), provided that any Incremental Facility in the form of term “b” loans (such Incremental Facility loans, “Term B Loans”) (x) may include a customary “excess cash flow” mandatory prepayment event, (y) may have customary call-protection, including “soft-call” protection in connection with any repricing transaction and (z) may also, to the extent so provided in the applicable Incremental Facility Amendment, specify whether (A) the applicable Term Lenders shall have any voting rights in respect of the financial covenants under the Loan Documents (it being agreed that if any subsequently incurred Term B Loans shall have such voting rights, all then outstanding Term B Loans shall also have similar voting rights) and (B) any breach of such covenants would result in a default or event of default for such Term Lenders prior to an acceleration of Commitments or Loans by the applicable Lenders in accordance with the terms hereof as a result of such breach (it being agreed that if any subsequently incurred Term B Loans shall have such a default, all then outstanding Term B Loans shall also have a similar default),

(xv)         the proceeds of any Incremental Facility may be used for working capital, Capital Expenditures and other general corporate purposes of the applicable Borrowers and their subsidiaries (including permitted Restricted Payments, Investments, permitted acquisitions, Restricted Debt Payments) and any other purpose not prohibited by the terms of the Loan Documents, and

(xvi)        on the date of the making of any Incremental Term Loans that will be added to any Class of then existing Term Loans, and notwithstanding anything to the contrary set forth in Sections 2.16, such Incremental Term Loans shall be added to (and constitute a part of, be of the same Type as and, at the election of the Parent, have the same Interest Period as) each Borrowing of outstanding Term Loans of such Class on a pro rata basis (based on the relative sizes of such Borrowings), so that each Term Lender providing such Incremental Term Loans will participate proportionately in each then-outstanding Borrowing of Term Loans of such Class; it being acknowledged that the application of this clause may result in new Incremental Term Loans having Interest Periods (the duration of which may be less than one month) that begin during an Interest Period then applicable to outstanding Term Benchmark Loans of the relevant Class and which end on the last day of such Interest Period.

(b)           Incremental Commitments may be provided by any existing Lender or by any other bank, financial institution or other entity that is not an Ineligible Institution (any such other bank, financial institution or other entity being called an “Additional Lender”); provided that the Administrative Agent (and, in the case of any Incremental Revolving Facility, the Swingline Lender and any Issuing Lender) shall have consented (such consent not to be unreasonably withheld, conditioned or delayed) to the relevant Additional Lender’s provision of Incremental Commitments if such consent would be required under Section 10.6(c) for an assignment of Loans to such Additional Lender.

(c)           Each Lender or Additional Lender providing a portion of any Incremental Commitment shall execute and deliver to the Administrative Agent and the Parent all such documentation (including the relevant Incremental Facility Amendment) as may be reasonably required by the Administrative Agent to evidence and effectuate such Incremental Commitment. On the effective date of such Incremental Commitment, each Additional Lender shall become a Lender for all purposes in connection with this Agreement.

(d)           As a condition precedent to the effectiveness of any Incremental Facility or the making of any Incremental Loans, (i) upon its request, the Administrative Agent shall have received reaffirmation agreements, supplements or amendments as it shall reasonably require, (ii) the Administrative Agent shall have received, from each Additional Lender, an administrative questionnaire in the form provided to such Additional Lender by the Administrative Agent (the “Administrative Questionnaire”) and such other documents as it shall reasonably require from such Additional Lender and (iii) the Administrative Agent and applicable Additional Lenders shall have received all fees required to be paid in respect of such Incremental Facility or Incremental Loans.

(e)           Upon the implementation of any Incremental Revolving Facility pursuant to this Section 2.27:

(i)             if such Incremental Revolving Facility establishes Revolving Commitments of the same Class as any then-existing Class of Revolving Commitments, (i) each Revolving Lender immediately prior to such increase will automatically and without further act be deemed to have assigned to each relevant Lender under such Incremental Revolving Facility, and each relevant Lender under such Incremental Revolving Facility will automatically and without further act be deemed to have assumed a portion of such Revolving Lender’s participations hereunder in outstanding Letters of Credit and Swingline Loans such that, after giving effect to each deemed assignment and assumption of participations, all of the Revolving Lenders’ (including each Lender’s under such Incremental Revolving Facility) (A) participations hereunder in Letters of Credit and (B) participations hereunder in Swingline Loans shall be held on a pro rata basis on the basis of their respective Revolving Commitments (after giving effect to any increase in the Revolving Commitment pursuant to this Section 2.27) and (ii) the existing Revolving Lenders of the applicable Class shall assign Revolving Loans to certain other Revolving Lenders of such Class (including the Revolving Lenders providing the relevant Incremental Revolving Facility), and such other Revolving Lenders (including the Revolving Lenders providing the relevant Incremental Revolving Facility) shall purchase such Revolving Loans, in each case to the extent necessary so that all of the Revolving Lenders of such Class participate in each outstanding Borrowing of Revolving Loans pro rata on the basis of their respective Revolving Commitments of such Class (after giving effect to any increase in the Revolving Commitment pursuant to this Section 2.27); it being understood and agreed that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to this clause (i); and

(ii)            if such Incremental Revolving Facility establishes Revolving Commitments of a new Class, (1) the borrowing and repayment (except for (A) payments of interest and fees at different rates on any Revolving Facility, (B) repayments required upon the maturity date of any Revolving Facility and (C) repayments made in connection with any permanent repayment and termination of any Revolving Commitments (subject to clause (3) below)) of Incremental Revolving Loans after the effective date of such Incremental Revolving Facility shall be made on a pro rata basis with any then-existing Revolving Facility, (2) all Swingline Loans and/or Letters of Credit made or issued, as applicable, under such Incremental Revolving Facility shall be participated on a pro rata basis by all Revolving Lenders and (3) any permanent repayment of Revolving Loans with respect to, and reduction or termination of Revolving Commitments under, any Revolving Facility after the effective date of any Incremental Revolving Facility shall be made on a pro rata basis or less than pro rata basis with all other Revolving Facilities, except that the applicable Borrowers shall be permitted to permanently repay Revolving Loans and terminate Revolving Commitments of any Revolving Facility on a greater than pro rata basis (I) as compared to any other Revolving Facilities with a later maturity date than such Revolving Facility or (II) with the proceeds of Indebtedness refinancing such Revolving Facility.

(f)            On the date of effectiveness of any Incremental Revolving Facility, the maximum amount of L/C Exposure and/or Swingline Loans, as applicable, permitted hereunder shall increase by an amount, if any, agreed upon by the Administrative Agent, the Parent and the relevant Issuing Lender and/or the Swingline Lender, as applicable.

(g)           The Lenders hereby irrevocably authorize the Administrative Agent to enter into any Incremental Facility Amendment and/or any amendment to any other Loan Document with the Parent or the applicable Borrowers as may be necessary in order to establish new or any increase in any Classes or sub-Classes in respect of Loans or commitments pursuant to this Section 2.27 and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Parent in connection with the establishment or increase, as applicable, of such Classes or sub-Classes, in each case on terms consistent with this Section 2.27 (including with respect to the appointment of a Subsidiary Guarantor as a Borrower in respect of such Incremental Facility).

(h)           Notwithstanding anything to the contrary in this Section 2.27 (including Section 2.27(d)) or in any other provision hereof or of any other Loan Document, if the proceeds of any Incremental Facility are intended to be applied to finance an acquisition or other Investment and the lenders providing such Incremental Facility so agree, the availability thereof shall be subject solely to customary “SunGard” or “certain funds” conditionality (including the making and accuracy of customary specified representations in connection with such acquisition or other Investment).

(i)            This Section 2.27 shall supersede any provision in Section 2.19 or 10.1 to the contrary.

2.28         Defaulting Revolving Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Revolving Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Revolving Lender is a Defaulting Lender:

(a)           commitment fees shall cease to accrue on the Available Revolving Commitment (if any) of such Defaulting Lender pursuant to Section 2.10(a);

(b)           if there are any Swingline Loans outstanding or Letters of Credit outstanding at the time such Revolving Lender becomes a Defaulting Lender then:

(i)            all or any part of such outstanding Swingline Loans or outstanding Letters of Credit shall be reallocated among the Revolving Lenders that are not Defaulting Lenders in accordance with their respective Revolving Percentages but only to the extent the sum of all outstanding Revolving Extensions of Credit of the Revolving Lenders that are not Defaulting Lenders does not exceed the total of all Revolving Commitments of the Revolving Lenders that are not Defaulting Lenders (for the avoidance of doubt, no Lender shall be required to make Revolving Extensions of Credit in excess of its Revolving Commitment);

(ii)           if the reallocation described in clause (i) above cannot, or can only partially, be effected, each applicable Borrower shall within one Business Day following notice by the Administrative Agent (x) first, prepay such Defaulting Lender’s Revolving Percentage of the outstanding Swingline Loans (after giving effect to any partial reallocation pursuant to clause (i) above) and (y) second, (1) if a drawing is made under any Letter of Credit, such Borrower shall reimburse the applicable Issuing Lender in accordance with Section 3.5 and (2) if a Letter of Credit is requested by such Borrower in accordance with Section 3.2 during any period where there is a Defaulting Lender that is a Revolving Lender, such Borrower shall enter into an arrangement reasonably satisfactory to the applicable Issuing Lender to cover in whole or in part (which such arrangement may include cash collateralization) the exposure of the applicable Issuing Lender related to the participating interests of such Defaulting Lender in such newly issued Letter of Credit (after giving effect to any partial reallocation pursuant to clause (i) above) for so long as such Lender is a Defaulting Lender or until such Lender is replaced pursuant to Section 2.24;

(iii)          if and so long as a Borrower cash collateralizes any portion of such Defaulting Lender’s Revolving Percentage of outstanding Letters of Credit pursuant to clause (ii) above, then such Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 3.3 with respect thereto;

(iv)          upon any reallocation described in clause (i) above, the fees payable to the Revolving Lenders pursuant to Sections 2.10(a) and 3.3 shall be adjusted accordingly to re-allocate such fees among the Revolving Lenders which are not Defaulting Lenders; and

(v)           if any such Defaulting Lender’s Revolving Percentage of outstanding Letters of Credit is neither cash collateralized nor reallocated pursuant to clause (i) above, then, without prejudice to any rights or remedies of the applicable Issuing Lender or any Lender hereunder, all letter of credit fees payable under Section 3.3 with respect to such Defaulting Lender’s Revolving Percentage of outstanding Letters of Credit shall be payable to the relevant Issuing Lender until such cash collateralization and/or reallocation occurs;

(c)           no Swingline Lender shall be required to fund any Swingline Loan and no Issuing Lender shall be required to issue, amend or increase any Letter of Credit, unless it is reasonably satisfied that the related exposure will be covered in whole or in part by the Revolving Commitments of the Revolving Lenders that are not Defaulting Lenders and/or cash collateral or other arrangements will be provided by each applicable Borrower in accordance with clause (b)(ii) above, and participating interests in any such newly issued or increased Letter of Credit or newly made Swingline Loan shall be (i) allocated among the Revolving Lenders that are not Defaulting Lenders and/or (ii) covered by arrangements made by each applicable Borrower pursuant to clause (b)(ii) above in a manner consistent with clauses (b)(i) and (ii) (and any such Defaulting Lenders shall not participate therein);

(d)           the Revolving Commitment and Revolving Extensions of Credit of such Defaulting Lender shall not be included in determining whether the Required Lenders or the Majority Facility Lenders under the Revolving Facility have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.1); provided, that this clause (d) shall not apply in the case of an amendment, waiver or other modification requiring the consent of all Lenders or each Lender affected thereby; and

(e)           any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender pursuant to Section 10.7 but excluding Section 2.24) shall, in lieu of being distributed to such Defaulting Lender and without duplication, be retained by the Administrative Agent in a segregated interest-bearing account reasonably satisfactory to the Administrative Agent and the applicable Borrower(s) and, subject to any applicable requirements of law, be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, pro rata, to the payment of any amounts owing by such Defaulting Lender to any Issuing Lender or the Swingline Lender hereunder, (iii) third, if so determined by the Administrative Agent or requested by an Issuing Lender or the Swingline Lender, held in such account as cash collateral for existing or (unless such Defaulting Lender has no remaining unutilized Revolving Commitment) future funding obligations of such Defaulting Lender in respect of any existing or (unless such Defaulting Lender has no remaining unutilized Revolving Commitment) future participation in any Swingline Loan or Letter of Credit, (iv) fourth, to the funding of any Revolving Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent, (v) fifth, if so determined by the Administrative Agent and the applicable Borrower(s), unless such Defaulting Lender has no remaining unutilized Revolving Commitment, held in such account as cash collateral for future funding obligations of the Defaulting Lender in respect of any Revolving Loans under this Agreement, (vi) sixth, to the payment of any amounts owing to any Issuing Lender or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by such Issuing Lender or the Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, (vii) seventh, to the payment of any amounts owing to the applicable Borrower(s) as a result of any judgment of a court of competent jurisdiction obtained by such Borrower(s) against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and (viii) eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction, provided, that, with respect to this clause (viii), if such payment is (A) a prepayment of the principal amount of any Revolving Loans or Reimbursement Obligations as to which a Defaulting Lender has funded its participation and (B) made at a time when the conditions set forth in Section 5.3 are satisfied, such payment shall be applied solely to prepay the Revolving Loans of, and Reimbursement Obligations owed to, all Revolving Lenders that are not Defaulting Lenders under the Revolving Facility pro rata prior to being applied to the prepayment of any Revolving Loans of, or Reimbursement Obligations owed to, any Defaulting Lender. On the Revolving Termination Date, any remaining amounts not previously applied (except for amounts in connection with clause (vii) above) shall be returned to the applicable Defaulting Lender.

In the event that the Administrative Agent, the applicable Borrower(s), each Issuing Lender and the Swingline Lender each reasonably determines that any such Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then (i) the outstanding Swingline Loans and outstanding Letters of Credit of the Revolving Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Commitment and on such date such Lender shall purchase at par such of the Revolving Loans of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Revolving Percentage and (ii) any arrangements made by the applicable Borrower(s) pursuant to clause (b)(ii) above shall be terminated and any cash collateral or arrangement provided by such Borrower(s) in accordance thereto will be terminated or promptly returned to such Borrower(s), as applicable.

The provisions of this Agreement relating to funding, payment and other matters with respect to the Revolving Facility may be adjusted by the Administrative Agent, with the consent of the Borrowers (such consent not to be unreasonably withheld), to the extent necessary to give effect to the provisions of this Section 2.28.

Subject to Section 10.20, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from such Lender becoming a Defaulting Lender, including any claim of a non-Defaulting Lender as a result of such non-Defaulting Lender’s increased exposure following such reallocation

2.29         Designation of Neogen as a Borrower. The Company shall be permitted, so long as no Event of Default shall have occurred and be continuing: to designate Neogen as a Borrower (effective no earlier than the Merger Effective Time) under the Revolving Facility upon (A) 3 Business Days (or such shorter period as may be agreed by the Administrative Agent) prior written notice to the Administrative Agent (such notice to contain the name, primary business address and taxpayer identification number of Neogen) (a “Notice of Designation”), (B) the execution and delivery by the Company, Neogen and the Administrative Agent of a Joinder Agreement, substantially in the form of Exhibit D (a “Joinder Agreement”), providing for Neogen to become a Borrower, (C) compliance by the Company and Neogen with Section 6.9(c), (D) delivery by the Company or Neogen of all documentation and information as is reasonably requested in writing by the Lenders at least three days prior to the anticipated effective date of such designation required by U.S. regulatory authorities under applicable “know your customer” and anti- money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation with respect to Neogen, and (E) upon its reasonable request, the delivery to the Administrative Agent of (1) corporate or other applicable resolutions, incorporation or other applicable constituent documents, officer’s certificates and legal opinions in respect of Neogen in each case reasonably necessary and equivalent to comparable documents delivered on the Closing Date for the Company and (2) such other documents with respect thereto as the Administrative Agent shall reasonably request.

2.30         Refinancing Facilities.

(a)           On one or more occasions after the Merger Effective Time, the applicable Borrower may obtain, from any Lender or any other bank, financial institution or other institutional lender or investor (other than an Ineligible Institution) that agrees to provide any portion of Refinancing Term Loans or Other Revolving Commitments pursuant to a Refinancing Amendment in accordance with this Section 2.30 (each, an “Additional Refinancing Lender”) (provided that the Administrative Agent, the Swingline Lender and each Issuing Lender, if applicable, shall have consented (not to be unreasonably withheld or delayed) to such Lender’s or Additional Refinancing Lender’s providing such Refinancing Term Loans or Other Revolving Commitments to the extent such consent, if any, would be required under Section 10.6(c) for an assignment of Revolving Commitments or Loans to such Lender or Additional Refinancing Lender), Credit Agreement Refinancing Indebtedness in respect of all or any portion of any Class, as selected by the applicable Borrower in its sole discretion, of Term Loans or Revolving Loans (or unused Commitments in respect thereof) then outstanding under this Agreement, in the form of Refinancing Term Loans, Refinancing Term Commitments, Other Revolving Commitments, or Other Revolving Loans; provided that notwithstanding anything to the contrary in this Section 2.30 or otherwise, (1) the borrowing and repayment (except for (A) payments of interest and fees at different rates on Other Revolving Commitments (and related outstandings), (B) repayments required upon the maturity date of the Other Revolving Commitments and (C) repayment made in connection with a permanent repayment and termination of commitments (subject to clause (3) below)) of Loans with respect to Other Revolving Commitments after the date of obtaining any Other Revolving Commitments shall be made on a pro rata basis with all other Revolving Commitments, (2) subject to the provisions of Section 2.9(e) and Section 3.9 to the extent dealing with Swingline Loans and Letters of Credit which mature or expire after a maturity date when there exist Other Revolving Commitments with a longer maturity date, all Swingline Loans and Letters of Credit shall be participated on a pro rata basis by all Lenders with Commitments in accordance with their percentage of the Commitments in respect of Revolving Loans (and except as provided in Section 2.9(e) and Section 3.9, without giving effect to changes thereto on an earlier maturity date with respect to Swingline Loans and Letters of Credit theretofore incurred or issued), (3) the permanent repayment of Revolving Loans with respect to, and termination of, Other Revolving Commitments after the date of obtaining any Other Revolving Commitments shall be made on a pro rata basis with all other Revolving Commitments in respect of Revolving Loans, except that the Parent shall be permitted to permanently repay and terminate commitments of any such Class on a better than a pro rata basis as compared to any other Class with a later maturity date than such Class and (4) assignments and participations of Other Revolving Commitments and Other Revolving Loans shall be governed by the same assignment and participation provisions applicable to Revolving Commitments and Revolving Loans.

(b)           Unless being entered into in connection with a Limited Condition Transaction (in which case the applicable terms of Section 1.4(d) shall apply) the effectiveness of any Refinancing Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 5.3 and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of reaffirmation agreements and/or such amendments to the Security Documents as may be reasonably requested by the Administrative Agent in order to ensure that such Credit Agreement Refinancing Indebtedness is provided with the benefit of the applicable Loan Documents.

(c)           Each issuance of Credit Agreement Refinancing Indebtedness under Section 2.30(a) shall be in an aggregate principal amount that is (x) not less than $10,000,000 and (y) an integral multiple of $1,000,000 in excess thereof.

(d)           Each of the parties hereto hereby agrees that this Agreement and the other Loan Documents may be amended pursuant to a Refinancing Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of the Credit Agreement Refinancing Indebtedness incurred pursuant thereto and (ii) make such other changes to this Agreement and the other Loan Documents consistent with the provisions and intent of the third paragraph of Section 10.1 (without the consent of the Required Lenders called for therein) and (iii) effect such other amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Parent, to effect the provisions of this Section 2.30, and the Required Lenders hereby expressly authorize the Administrative Agent to enter into any such Refinancing Amendment.

(e)           This Section 2.30 shall supersede any provisions in Section 2.19 or 10.1 to the contrary.

Section 3.          LETTERS OF CREDIT

3.1           L/C Commitments.

(a)           Subject to the terms and conditions hereof, each Issuing Lender, in reliance on the agreements of the Revolving Lenders set forth in this Section 3, agrees to issue standby letters of credit (“Letters of Credit”) for the account of any Borrower (or for the joint and several account of any Borrower and Parent or any of its Subsidiaries) on any Business Day in such form as may be approved from time to time by such Issuing Lender; provided that such Issuing Lender shall have no obligation to issue any Letter of Credit if, after giving effect to such issuance, the then outstanding L/C Obligations of such Issuing Lender would exceed such Issuing Lender’s L/C Commitment then in effect; provided further that no Issuing Lender shall issue any Letter of Credit if, after giving effect to such issuance, (i) the aggregate amount of the Available Revolving Commitments would be less than zero or (ii) the aggregate undrawn amount of outstanding Letters of Credit and unpaid Reimbursement Obligations under the Revolving Facility would exceed $30,000,000. Each Letter of Credit shall (i) be denominated in U.S. Dollars or any Foreign Currency and (ii) expire (or be subject to termination by notice from the relevant Issuing Lender to the beneficiary thereof) no later than the earlier of (x) the first anniversary of its date of issuance and (y) the Letter of Credit Expiration Date; provided that any Letter of Credit with a one-year term may provide for the automatic extension thereof for additional one-year periods (each, an “Auto-Extension Letter of Credit”) (which shall in no event extend beyond the Letter of Credit Expiration Date except to the extent cash collateralized or backstopped pursuant to arrangements reasonably acceptable to the relevant Issuing Lender and the applicable Borrower); provided that any such Auto-Extension Letter of Credit must, if requested by the Issuing Lender, permit the Issuing Lender to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued.

(b)           No Issuing Lender shall at any time be obligated to issue any Letter of Credit hereunder if such issuance would conflict with, or cause such Issuing Lender or any L/C Participant to exceed any limits imposed by, any applicable Requirement of Law or any pre-existing generally applicable internal policies of such Issuing Lender applicable to Letters of Credit issued by such Issuing Lender.

3.2           Procedure for Issuance of Letter of Credit. Any Borrower may from time to time request that any Issuing Lender issue a Letter of Credit by delivering to such Issuing Lender at its address for notices specified herein an Application therefor, completed to the satisfaction of such Issuing Lender, and such other certificates, documents and other papers and information as such Issuing Lender may request. Upon receipt of any Application, the relevant Issuing Lender shall promptly issue the Letter of Credit requested thereby (but in no event shall any Issuing Lender be required to issue any Letter of Credit earlier than three Business Days after its receipt of the Application therefor and all such other certificates, documents and other papers and information relating thereto) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed to by the relevant Issuing Lender and the applicable Borrower. The relevant Issuing Lender shall furnish a copy of such Letter of Credit to the applicable Borrower promptly following the issuance thereof. The relevant Issuing Lender shall promptly furnish to the Administrative Agent, which shall in turn promptly furnish to the Lenders, notice of the issuance of each Letter of Credit (including the amount thereof).

3.3           Fees and Other Charges.

(a)           Each applicable Borrower will pay a fee on all outstanding Letters of Credit in U.S. Dollars (with respect to any Letters of Credit denominated in a Foreign Currency, based on the Dollar Equivalent thereof) issued for the account of such Borrower (or for the joint and several account of such Borrower and any Subsidiary) at a per annum rate equal to the Applicable Margin then in effect with respect to Term Benchmark Loans or RFR Loans, as the case may be, at such time under the Revolving Facility, shared ratably among the Revolving Lenders. Such fees shall be payable quarterly in arrears on each L/C Fee Payment Date after the issuance date. In addition, each applicable Borrower shall pay to the relevant Issuing Lender for its own account a fronting fee equal to 0.125% per annum (or such lesser amount separately agreed in writing between the relevant Issuing Lender and the Parent) of the undrawn and unexpired amount of each Letter of Credit issued by such Issuing Lender for the account of such Borrower (or for the joint and several account of such Borrower and any Subsidiary), payable quarterly in arrears on each L/C Fee Payment Date after the issuance date.

(b)           In addition to the foregoing fees, each applicable Borrower shall pay or reimburse each Issuing Lender for such normal and customary costs and expenses as are incurred or charged by such Issuing Lender in issuing, negotiating, effecting payment under, amending or otherwise administering any Letter of Credit issued for the account of such Borrower (or for the joint and several account of such Borrower and any Subsidiary).

3.4           L/C Participations.

(a)           Each Issuing Lender irrevocably agrees to grant and hereby grants to each L/C Participant, and, to induce such Issuing Lender to issue Letters of Credit hereunder, each L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from such Issuing Lender, on the terms and conditions hereinafter stated, for such L/C Participant’s own account and risk an undivided interest equal to such L/C Participant’s Revolving Percentage in such Issuing Lender’s obligations and rights under each Letter of Credit issued hereunder and the amount of each draft paid by such Issuing Lender thereunder. Each L/C Participant unconditionally and irrevocably agrees with each Issuing Lender that, if a draft is paid under any Letter of Credit issued for such Issuing Lender is not reimbursed in full by the applicable Borrower in accordance with the terms of this Agreement such L/C Participant shall pay to such Issuing Lender upon demand at such Issuing Lender’s address for notices specified herein an amount in U.S. Dollars equal to such L/C Participant’s Revolving Percentage (determined, in the case of any Letter of Credit denominated in a Foreign Currency, on the date such draft is drawn) of the amount of such draft, or any part thereof, that is not so reimbursed (whether or not the conditions to Borrowing set forth in Section 5.3 are satisfied) (based on, in the case of any Letter of Credit denominated in a Foreign Currency, the Dollar Equivalent of the amount of such draft, or any part thereof, that is not so reimbursed). Each L/C Participant’s obligation to purchase participating interests pursuant to this Section 3.4(a) shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such L/C Participant or any Borrower may have against any Issuing Lender, any Borrower or any other Person for any reason whatsoever; (ii) the occurrence or continuance of a Default or the failure to satisfy any of the other conditions specified in Section 5; (iii) any adverse change in the condition (financial or otherwise) of any Borrower; (iv) any breach of this Agreement or any other Loan Document by any Borrower, any other Loan Party or any other Lender; or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

(b)           If any amount required to be paid by any L/C Participant to any Issuing Lender pursuant to Section 3.4(a) in respect of any unreimbursed portion of any payment made by such Issuing Lender under any Letter of Credit is paid to such Issuing Lender within three Business Days after the date such payment is due, such L/C Participant shall pay to such Issuing Lender on demand an amount equal to the product of (i) such amount, times (ii) the daily average Federal Funds Effective Rate during the period from and including the date such payment is required to the date on which such payment is immediately available to the relevant Issuing Lender, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 360. If any such amount required to be paid by any L/C Participant pursuant to Section 3.4(a) is not made available to the relevant Issuing Lender by such L/C Participant within three Business Days after the date such payment is due, such Issuing Lender shall be entitled to recover from such L/C Participant, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to ABR Loans under the Revolving Facility. A certificate of the relevant Issuing Lender submitted to any L/C Participant with respect to any amounts owing under this Section shall be conclusive absent manifest error.

(c)           Whenever, at any time after any Issuing Lender has made payment under any Letter of Credit and has received from any L/C Participant its pro rata share of such payment in accordance with Section 3.4(a), such Issuing Lender receives any payment related to such Letter of Credit (whether directly from the applicable Borrower or otherwise, including proceeds of collateral applied thereto by such Issuing Lender), or any payment of interest on account thereof, such Issuing Lender will distribute to such L/C Participant its pro rata share thereof; provided, however, that in the event that any such payment received by such Issuing Lender shall be required to be returned by such Issuing Lender, such L/C Participant shall return to such Issuing Lender the portion thereof previously distributed by such Issuing Lender to it.

3.5           Reimbursement Obligation of the Borrowers. Each applicable Borrower agrees to reimburse the relevant Issuing Lender in U.S. Dollars (in the case of any Letter of Credit denominated in a Foreign Currency, in an amount equal to the Dollar Equivalent of such draft) no later than the first Business Day following each date on which such Issuing Lender notifies such Borrower of the date and amount of a draft presented under any Letter of Credit issued for the account of such Borrower (or for the joint and several account of such Borrower and any Subsidiary) and paid by such Issuing Lender for the amount of (a) such draft so paid and (b) any fees, charges or other costs or expenses incurred by such Issuing Lender in connection with such payment. Each such payment shall be made to the relevant Issuing Lender at its address for notices specified herein in lawful money of the United States and in immediately available funds. Interest shall be payable on any and all amounts remaining unpaid by the applicable Borrower under this Section from the date such amounts become payable (whether at stated maturity, by acceleration or otherwise) until payment in full at the rate set forth in (i) until the second Business Day following the date of the applicable drawing, Section 2.16(c) and (ii) thereafter, Section 2.16(d). The Borrowers may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.7 or 2.8 that any payment required pursuant to this Section 3.5 be financed with a Revolving Loan or a Swingline Loan in an equivalent amount (any such Borrowing, a “Letter of Credit Reimbursement Loan”) and, to the extent so financed, the obligation of the Borrowers to make such payment shall be discharged and replaced by the resulting Revolving Loan or Swingline Loan.

3.6           Obligations Absolute. Each applicable Borrower’s obligations under this Section 3 shall be absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by any Issuing Lender under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of any setoff, counterclaim or defense to payment that any Borrower may have or may have had against any Issuing Lender, any beneficiary of a Letter of Credit or any other Person, (v) any waiver by the Issuing Lender of any requirement that exists for the Issuing Lender’s protection and not the protection of any Borrower or any waiver by the Issuing Lender which does not in fact materially prejudice the applicable Borrower, (vi) honor of a demand for payment presented electronically even if such Letter of Credit requires that demand be in the form of a draft, or (vii) any payment made by the Issuing Lender in respect of an otherwise complying item presented after the date specified as the expiration date of, or the date by which documents must be received under, such Letter of Credit if presentation after such date is authorized by the Uniform Commercial Code, the ISP or the UCP, as applicable.

Each Borrower also agrees with each Issuing Lender that such Issuing Lender shall not be responsible for, and such Borrower’s Reimbursement Obligations under Section 3.5 shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among any Borrower and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of any Borrower against any beneficiary of such Letter of Credit or any such transferee. No Issuing Lender shall be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the bad faith, gross negligence or willful misconduct of such Issuing Lender. Each Borrower agrees that any action taken or omitted by any Issuing Lender under or in connection with any Letter of Credit or the related drafts or documents, unless taken or omitted with bad faith, gross negligence or willful misconduct as found by a final and nonappealable decision of a court of competent jurisdiction, shall be binding on such Borrower and shall not result in any liability of such Issuing Lender to such Borrower. The foregoing shall not be construed to excuse any Issuing Lender from liability to the applicable Borrower to the extent of any direct damages (as opposed to consequential, special, indirect or punitive damages, claims in respect of which are hereby waived by each Borrower to the extent permitted by applicable law) suffered by such Borrower that are caused by such Issuing Lender’s failure to exercise the agreed standard of care as found by a final and nonappealable decision of a court of competent jurisdiction in determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that each Issuing Lender shall have exercised the agreed standard of care in the absence of bad faith, gross negligence or willful misconduct on the part of such Issuing Lender as found by a final and nonappealable decision of a court of competent jurisdiction.

3.7           Letter of Credit Payments. If any draft shall be presented for payment under any Letter of Credit, the relevant Issuing Lender shall, within a period stipulated by the terms and conditions of such Letter of Credit following its receipt of such draft, examine such draft. The Issuing Lender shall, promptly after such examination, notify the applicable Borrower of the date and amount of such draft. The responsibility of the relevant Issuing Lender to any Borrower in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are in substantial compliance with the terms of such Letter of Credit. The relevant Issuing Lender may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

3.8           Applications. To the extent that any provision of any Application related to any Letter of Credit is inconsistent with the provisions of this Section 3, the provisions of this Section 3 shall apply.

3.9           Provisions Related to Letters of Credit in Respect of Extended Revolving Commitments. If the Letter of Credit Expiration Date in respect of any Class, tranche or series of Revolving Commitments occurs prior to the expiry date of any Letter of Credit, then (i) if consented to by the Issuing Lender which issued such Letter of Credit, if one or more other Classes, tranches or series of Revolving Commitments in respect of which the Letter of Credit Expiration Date shall not have so occurred are then in effect, such Letters of Credit for which consent has been obtained shall automatically be deemed to have been issued (including for purposes of the obligations of the Revolving Lenders to purchase participations therein and to make Revolving Loans and payments in respect thereof pursuant to Sections 3.4 and 3.5 under (and ratably participated in by Lenders pursuant to) the Revolving Commitments in respect of such non-terminating tranches up to an aggregate amount not to exceed the aggregate amount of the unutilized Revolving Commitments thereunder at such time (it being understood that no partial face amount of any Letter of Credit may be so reallocated) and (ii) to the extent not reallocated pursuant to immediately preceding clause (i), the Parent shall cash collateralize at 101% of the undrawn face amount any such Letter of Credit. Upon the maturity date of any tranche of Revolving Commitments, the sublimit for Letters of Credit may be reduced as agreed between the Issuing Lender and the Parent, without the consent of any other Person.

3.10         Rollover of Existing Letters of Credit. On and after the Merger Effective Time, each letter of credit identified on Schedule 3.10 (each, an “Existing Letter of Credit”) shall be deemed to be a Letter of Credit issued hereunder at the Merger Effective Time for all purposes under this Agreement and the other Loan Documents, and the issuer of each Existing Letter of Credit shall be deemed to be an Issuing Lender for all purposes hereunder and under the other Loan Documents with respect to such Existing Letter of Credit.

Section 4.          REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans and issue or participate in the Letters of Credit, the Parent and, as to itself, each other Borrower (if any) hereby represent and warrant to the Administrative Agent and each Lender on the Effective Date (solely with respect to the Specified Representations), the Closing Date, the Merger Effective Time and on each other date thereafter of any extension of credit hereunder (it being understood, in each case, that no representations or warranties relating to the Neogen Business shall be made by the Company prior to the Merger Effective Time) that:

4.1           Financial Condition.

(a)           The SpinCo Financial Information fairly presents, in all material respects, the financial condition and results of operations of the SpinCo Business, as of the dates indicated therein and for the periods referred to therein; provided that the SpinCo Financial Information and the representations and warranties in this Section 4.1(a) are qualified by the fact that (i) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within 3M’s combined financial statements, and (ii) the SpinCo Financial Information assumes certain allocated charges and credits, which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would incur on a standalone basis. The SpinCo Financial Information was prepared based on the accrual basis of accounting consistently applied by 3M and consistent with the methodologies described in the sell-side financial due diligence report prepared by a “big four” accounting firm, dated October 30, 2020, and supplemented as of October 25, 2021, related to the unaudited, adjusted carve out statement of revenue and expenses and select balance sheet information of the SpinCo Business for the periods indicated therein, and were derived from the financial reporting systems and the consolidated financial statements of 3M, which consolidated financial statements were prepared in accordance with GAAP.

(b)           The audited consolidated balance sheets of the Parent most recently delivered pursuant to Section 6.1(a) and the related consolidated statements of income and cash flows of the Parent for such fiscal year, and the unaudited consolidated balance sheet of the Parent most recently delivered pursuant to Section 6.1(b) and the related consolidated statements of income and cash flows of the Parent for such quarterly period, in each case, present fairly in all material respects the financial condition of the Parent as at such dates, and the combined results of its operations and its combined cash flows for the applicable annual or quarterly period then ended. All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by BDO USA, LLP and disclosed therein).

4.2           No Change. Except as set forth in any Exchange Act Reports, since December 31, 2021, there has not occurred any change, development or event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

4.3           Existence; Compliance with Law. Each of the Parent and its Subsidiaries (a) is (except in the case of any Immaterial Subsidiary) duly organized, validly existing and in good standing (to the extent such concept is relevant in the applicable jurisdiction) under the laws of the jurisdiction of its organization, (b) has the corporate or other organizational power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation or other entity and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and (d) is in compliance with all Requirements of Law (including, to the extent applicable, the Patriot Act) except, in the case of clauses (a) (except with respect to the Parent), (b), (c) and (d), to the extent that the failure to be qualified or comply would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.4           Power; Authorization; Enforceable Obligations. (a) Each Loan Party has the corporate or other organizational power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of each Borrower, to borrow hereunder. (b) Each Loan Party has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of each Borrower, to authorize the Borrowings on the terms and conditions of this Agreement. (c) No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the Transaction and the Borrowings hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the other Loan Documents, except (i) consents, authorizations, filings and notices described in Schedule 4.4, which consents, authorizations, filings and notices have been obtained or made and are in full force and effect or will have been obtained or made and be in full force and effect on the Merger Effective Time or (ii) where the failure to obtain such consent or authorization, or failure to file or provide notice would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. (d) Each Loan Document has been duly executed and delivered on behalf of each Loan Party that is a party thereto. (e) This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party that is a party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

4.5           No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents, the issuance of Letters of Credit, the Borrowings hereunder and the use of the proceeds thereof will not violate (a) the Certificate of Incorporation and By-Laws or other organizational or governing documents of the Parent or any of its Subsidiaries and (b) any other Requirement of Law or any Contractual Obligation of the Parent or any of its Subsidiaries and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation (other than the Liens created by the Security Documents), except to the extent, in this clause (b), such violation would not reasonably be expected to have a Material Adverse Effect.

4.6           Litigation. Except as disclosed in any Exchange Act Report, no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the Knowledge of any Borrower, threatened by or against the Parent or any of its Subsidiaries or against any of their respective properties or revenues (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby, or (b) that would reasonably be expected to have a Material Adverse Effect.

4.7           No Default.

(a)           Neither the Parent nor any of its Subsidiaries is in default under or with respect to any of its Contractual Obligations which such default has resulted in a Material Adverse Effect.

(b)           No Default has occurred and is continuing (it being understood that this representation is made only after the Merger Effective Time).

4.8           Ownership of Property. Each of the Parent and its Subsidiaries has title in fee simple to, or a valid leasehold interest in, all its material real property and good title to, or a valid leasehold interest in, all its other property, except where such failure would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.9           Intellectual Property. The Parent and each of its Subsidiaries owns, or is licensed to use, all material Intellectual Property, other than patents, necessary for the conduct of its business as currently conducted, and to the Knowledge of the Parent, the Parent and each of its Subsidiaries owns, or is licensed to use, all material patents necessary for the conduct of its business as currently conducted, and no claim has been asserted and is pending by any Person challenging or questioning the use of any such material Intellectual Property (including such patents) or the validity of any such material Intellectual Property (including such patents), nor does the Parent know of any valid basis for any such claim, except, in each of the foregoing cases, as would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect. No use of Intellectual Property by the Parent and its Subsidiaries infringes on the rights of any Person, except where such use would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.10         Taxes. Except as would not be expected to result in a Material Adverse Effect, each of the Parent and each of its Subsidiaries has filed or caused to be filed all Federal, state and other tax returns that are required to be filed and has paid all Taxes (whether or not shown to be due and payable on said returns or assessments made against it or any of its property) by any Governmental Authority (other than any amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the Parent or such Subsidiary, as the case may be).

4.11         [Reserved].

4.12         Federal Regulations. No part of the proceeds of any Loans will be used by Parent or any of its Subsidiaries for “buying” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect or for any purpose that violates the provisions of the Regulations of the Board.

4.13         Labor Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against the Parent or any of its Subsidiaries pending or, to the Knowledge of the Parent, threatened and (b) hours worked by and payment made to employees of the Parent and its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters.

4.14         ERISA. During the five-year period prior to the date on which this representation is made, except as would not reasonably be expected to have a Material Adverse Effect, (a) neither a Reportable Event nor a “failure to meet the minimum funding standards” (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred with respect to any Plan, (b) each Plan has complied with the applicable provisions of ERISA and the Code, and (c) no termination of a Plan under Section 4041(c) of ERISA has occurred, and no Lien in favor of the PBGC or a Plan has arisen, during such five-year period. The present value of all accrued benefits under each Plan (based on those assumptions used to fund such Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Plan allocable to such accrued benefits by an amount which would reasonably be expected to have a Material Adverse Effect. Neither the Company, Neogen, nor any Commonly Controlled Entity of the Company or Neogen has had a complete or partial withdrawal from any Multiemployer Plan that has resulted or would reasonably be expected to result in a Material Adverse Effect. Except as would not reasonably be expected to result in a Material Adverse Effect, no such Multiemployer Plan is or is expected to be Insolvent.

4.15         Investment Company Act; Other Regulations. No Loan Party is required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.16         Subsidiaries. Schedule 4.16 sets forth the name and jurisdiction of formation of each Subsidiary and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Loan Party, in each case, on the Effective Date.

4.17         Use of Proceeds.

(a)           The proceeds of the Term Loans made on the Closing Date will be used to finance the Spinco Cash Contribution and the other Transactions, to pay fees and expenses relating to the Transactions and, from and after the Merger Effective Time, to finance working capital and general corporate purposes of the Parent and its Subsidiaries.

(b)           The proceeds of the Revolving Loans shall be used to finance the working capital needs and general corporate purposes of the Parent and its Subsidiaries or for any other purpose not prohibited under this Agreement.

(c)           The proceeds of the Swingline Loans and the Letters of Credit shall be used for working capital and general corporate purposes or for any other purpose not prohibited under this Agreement.

4.18         Environmental Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect:

(a)           the facilities and real properties owned, leased or operated by the Parent or any of its Subsidiaries (the “Properties”) do not contain any Materials of Environmental Concern under circumstances that constitute a violation of, or would reasonably be expected to give rise to liability under, any Environmental Law;

(b)           neither the Parent nor any of its Subsidiaries has received any written notice of violation, alleged violation, non-compliance, liability or potential liability regarding Environmental Laws with regard to any of the Properties or the business operated by the Parent or any of its Subsidiaries (the “Business”) nor does any Borrower have Knowledge of any such threatened notice;

(c)           Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location that would be reasonably expected to give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that would reasonably be expected to give rise to liability under, any Environmental Law;

(d)           no judicial proceeding or governmental or administrative action is pending or, to the Knowledge of any Borrower, threatened, under any Environmental Law to which the Parent or any Subsidiary is or, to the knowledge of any Borrower, will be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders or administrative orders or other orders in effect under any Environmental Law with respect to the Properties or the Business;

(e)           there has been no release or threatened release of Materials of Environmental Concern at or from the Properties, or arising from or related to the operations of the Parent or any Subsidiary in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws; and

(f)            the Parent and its Subsidiaries are, and have in the last five years been in compliance, with all applicable Environmental Laws.

4.19         Accuracy of Information, etc.

(a)           (i) Written factual information, other than the Projections, forward-looking statements, estimates and information of a general economic or industry specific nature (the “Information”), that has been made available to the Administrative Agent or the Arrangers in connection with the transactions contemplated by this Agreement, concerning the SpinCo Business, the Parent, its Subsidiaries, the Transactions and the other transactions contemplated by this Agreement, when taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto and to any information contained in any public filing made by 3M or Neogen with the SEC) and (ii) the Projections have been prepared in good faith based upon assumptions believed by the Parent to be reasonable at the time furnished (it being recognized by us that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material).

(b)           As of the Effective Date, to the best Knowledge of the Company, the information included in the Beneficial Ownership Certification provided on or prior to the Effective Date to any Lender in connection with this Agreement is true and correct in all material respects.

4.20         Security Documents. The Collateral Agreement will, upon execution and delivery thereof, be effective to create in favor of the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a legal, valid and enforceable (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally) security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Stock described in the Collateral Agreement, when the Administrative Agent (or its designee or agent) obtains control of stock certificates representing such Pledged Stock (as defined in the Collateral Agreement), in the case of the other Collateral described in the Collateral Agreement (other than any Intellectual Property constituting Collateral), when financing statements and other filings in appropriate form are or have been filed in the appropriate offices pursuant to Section 6.12, and, in the case of Intellectual Property constituting Collateral, when financing statements and other filings in appropriate form are or have been filed in the appropriate offices and appropriate filings have been filed with the United States Patent and Trademark Office or United States Copyright Office, as applicable, the Collateral Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof to the extent a security interest can be perfected by filings or other action required thereunder as security for the Obligations (as defined in the Collateral Agreement), in each case prior and superior in right to Liens of any other Person (except, Liens permitted by Section 7.3).

4.21         Solvency. As of the Closing Date after giving pro forma effect to the Merger Transactions (other than the Merger) and the incurrence, as applicable, of Borrowings hereunder and the Spinco Securities (and/or the Bridge Loans, if applicable), Parent and its Subsidiaries on a consolidated basis, are Solvent.

4.22         Anti-Corruption Laws and Sanctions. The Parent has implemented and maintains in effect policies and procedures reasonably designed to promote compliance by the Parent, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Parent, its Subsidiaries and, to the Knowledge of the Parent, its directors, officers, employees and agents, acting in their capacity as such, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. None of (a) the Parent, any Subsidiary or, to the Knowledge of the Parent, any of the Parent’s directors, officers or employees, or (b) to the Knowledge of the Parent, any agent of the Parent or any Subsidiary that will act in any capacity in connection with or benefit from the credit facilities established hereby, is a Sanctioned Person. No Loan or Letter of Credit, or direct or, to any Borrower’s Knowledge, indirect use of proceeds thereof, will violate Anti-Corruption Laws or applicable Sanctions.

4.23         Affected Financial Institutions. No Loan Party is an Affected Financial Institution.

Section 5.          CONDITIONS PRECEDENT

5.1           Conditions to the Effective Date. The effectiveness of this Agreement is subject to the prior or concurrent satisfaction of the following conditions precedent:

(a)           Credit Agreement. The Administrative Agent shall have received this Agreement, executed and delivered by the Company, the Administrative Agent and the Lenders, dated the Effective Date.

(b)           KYC. The Administrative Agent shall have received, at least three Business Days prior to the Effective Date, all documentation and other information about the Company as has been reasonably requested in writing at least ten Business Days prior to the Effective Date by the Administrative Agent or the Arrangers that they reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation.

(c)           [Reserved].

(d)           Effective Date Certificate. The Administrative Agent (or its counsel) shall have received a certificate of the Company, dated as of the Effective Date executed by a secretary, assistant secretary or other senior officer (as the case may be) thereof, which shall (A) certify that attached thereto is a true and complete copy of the resolutions or written consents of its board of directors authorizing the entry into the Loan Documents to which it is a party and the Borrowings, and that such resolutions or written consents have not been modified, rescinded or amended and are in full force and effect, (B) identify by name and title and bear the signatures of the officers, managers, directors or authorized signatories of the Company authorized to sign the Loan Documents to which it is a party on the Effective Date, (C) certify that attached thereto is a true and complete copy of the certificate or articles of incorporation (or other equivalent thereof) of the Company and a true and correct copy of its by-laws or similar document and (D) attach a certificate of good standing (or equivalent), if available in the applicable jurisdiction, dated as of a recent date from the Company’s jurisdiction of organization.

(e)           Legal Opinion. The Administrative Agent shall have received the executed legal opinion in the customary form of Wachtell, Lipton, Rosen & Katz special New York counsel to the Company.

For purposes of determining compliance with the conditions specified in this Section 5.1, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Effective Date specifying its objection thereto. The Administrative Agent shall give the Borrower and the Lenders notice of occurrence of the Effective Date. The giving of such notice by the Administrative Agent shall conclusively be deemed to constitute an acknowledgement by the Administrative Agent and each Lender that each of the conditions precedent set forth in this Section 5.1 shall have been satisfied in accordance with its respective terms or shall have been irrevocably waived by such Person.

5.2           Conditions to the Closing Date. The occurrence of the Closing Date and the agreement of each Lender to make extensions of credit hereunder on the Closing Date is subject to the prior or concurrent satisfaction (or waiver by the Required Lenders (other than Section 5.2(i), which shall be subject to the consent of each affected Lender)) of the following conditions precedent:

(a)           Effective Date. The Effective Date shall have occurred.

(b)           Fees. The Administrative Agent shall have received payment in cash of all fees required to be paid on the Closing Date and reimbursement in respect of all reasonable out-of-pocket expenses required to be reimbursed on the Closing Date in each case pursuant to the Fee Letter, the Administrative Agent Fee Letter or this Agreement, and the Revolving Facility Arrangement Fee as defined in and payable pursuant to the Engagement Letter, to the extent, in the case of expenses, invoiced at least three Business Days prior to the Closing Date.

(c)           Closing Certificates. The Administrative Agent (or its counsel) shall have received (i) a certificate of a Responsible Officer of the Company certifying satisfaction of the conditions set forth in clauses (e) and (h) of this Section 5.2, (ii) a certificate of a Responsible Officer of the Company, certifying that not later than one Business Day following the Closing Date the Merger, the Contribution, the Spinco Cash Distribution and the Distribution are expected to be consummated in all material respects in accordance with the terms of the Merger Agreement and the Separation and Distribution Agreement, as applicable, without giving effect to any modifications, consents, amendments or waivers thereto by Neogen that in each case are materially adverse to the interests of the Lenders or the Arrangers, in their capacities as such (in each case, it being understood and agreed that any change in the definition of “SpinCo Material Adverse Effect” in the Merger Agreement shall be deemed to be materially adverse to the Lenders and the Arrangers, in their capacities as such), unless the Arrangers shall have provided their written consent thereto (such consent not to be unreasonably withheld, conditioned or delayed) and (iii) a certificate of the Company, dated as of the Closing Date executed by a secretary, assistant secretary or other senior officer (as the case may be) thereof, which shall (A)(1) certify that attached thereto is a true and complete copy of the resolutions or written consents of its board of directors authorizing the entry into the Loan Documents to which it is a party and the Borrowings, and that such resolutions or written consents have not been modified, rescinded or amended and are in full force and effect, (2) identify by name and title and bear the signatures of the officers, managers, directors or authorized signatories of the Company authorized to sign the Loan Documents to which it is a party on the Closing Date, (3) certify that attached thereto is a true and complete copy of the certificate or articles of incorporation (or other equivalent thereof) of the Company certified by the relevant authority of the jurisdiction of organization of the Company and a true and correct copy of its by-laws and (4) attach certificate of good standing as of a recent date from the Company’s jurisdiction of incorporation, or (B) certify that there have been no changes to the certificate provided pursuant to Section 5.1(e) above, and such certificate remains true, correct and complete on the Closing Date and attach a certificate of good standing as of a recent date from the Company’s jurisdiction of incorporation.

(d)           Historical Financial Statements. The Administrative Agent shall have received (i) audited combined balance sheets of the SpinCo Business for the two most recently completed fiscal years ended at least 90 days before the Closing Date, and related combined statements of income, comprehensive income, changes in equity and cash flows of the SpinCo Business for the three most recently completed fiscal years ended at least 90 days before the Closing Date, (ii) unaudited interim combined balance sheets and related statements of income, comprehensive income and cash flows of the SpinCo Business for any subsequent interim financial period ended at least 60 days prior to the Closing Date, and (except with respect to the combined balance sheet) for the comparable period of the prior fiscal year, (iii) audited consolidated annual balance sheets of the Neogen Business for the two most recently completed fiscal years ended at least 60 days before the Closing Date, and related statements of operations and comprehensive income, stockholders equity and cash flows of the Neogen Business for the three most recently completed fiscal years ended at least 60 days before the Closing Date, (iv) unaudited interim consolidated balance sheets and related statements of operations and comprehensive income and cash flows of the Neogen Business for any subsequent interim financial period ended at least 45 days prior to the Closing Date, and (except with respect to the consolidated balance sheet) for the comparable period of the prior fiscal year and (v) customary unaudited pro forma financial statements of the Combined Business giving effect to the Transactions, as of the date of and for the period ending on the date of the latest financial statements of Neogen pursuant to the applicable clause above, in the form customarily included in an offering memorandum for an offering of non-convertible, high-yield debt securities issued pursuant to Rule 144A under the Securities Act, but which need not be prepared in compliance with Regulation S-X of the Securities Act of 1933, as amended, or include adjustments for purchase accounting. The public filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, of any of the foregoing financial statements, will satisfy the requirements under clauses (i), (ii), (iii), (iv) or (v), as applicable, of the first sentence of this paragraph. The Arrangers hereby acknowledge receipt of (a) the audited financial statements referred to in clause (i) above for the 2020 and 2021 fiscal years of the SpinCo Business, (b) the unaudited financial statements referred to in clause (ii) above for the fiscal quarter of the SpinCo Business ending March 31, 2022, (c) the audited financial statements referred to in clause (iii) above for the 2020 and 2021 fiscal years of the Neogen Business, (d) the unaudited financial statements referred to in clause (iv) above for the fiscal quarters of the Neogen Business ending August 31, 2021, November 30, 2021 and February 28, 2022 and (e) the unaudited pro forma financial statements of the Combined Business referred to in clause (v) above as of and for the period ending February 28, 2022.

(e)           Material Adverse Effect. Except as otherwise disclosed or identified in (a) the Company SEC Documents (as defined in the Merger Agreement as in effect on December 13, 2021) filed and publicly available on the SEC’s EDGAR database at least one Business Day (as defined in the Merger Agreement as in effect on December 13, 2021) prior to the date of the Merger Agreement (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the SpinCo Disclosure Schedule (as defined in the Merger Agreement as in effect on December 13, 2021) (it being understood that each such disclosure shall also apply to each other representation and warranty contained in Article V of the Merger Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), since June 30, 2021, there has not been any SpinCo Material Adverse Effect (as defined in the Merger Agreement as in effect on December 13, 2021).

(f)            [Reserved].

(g)           Solvency Certificate. The Administrative Agent shall have received a solvency certificate dated as of the Closing Date in substantially the form of Exhibit G from a Responsible Officer of the Company.

(h)           Specified Representations and Merger Transaction Representations. The Specified Representations and the Merger Transaction Representations shall be true and correct in all material respects on and as of the Closing Date (although any Specified Representation or Merger Transaction Representation which expressly relates to a given date or period shall be required only to be true and correct in all material respects as of the respective date or for the respective period, as the case may be).

(i)            Notes. The Administrative Agent shall have received Notes executed by the Parent in favor of each Lender requesting Notes (if any).

(j)            SpinCo Securities. The Company shall have issued the SpinCo Securities on or prior to the Closing Date or, to the extent the SpinCo Securities have not been issued on or prior to the Closing Date, the Company shall have received (or substantially concurrently with the Closing Date shall receive) the net proceeds of the Bridge Loans.

5.3           Conditions to Each Extension of Credit After the Closing Date. The agreement of each Lender to issue any Letter of Credit or make any Revolving Loan or Swingline Loan under the Revolving Facility (other than any Letter of Credit Reimbursement Loan) requested to be issued or made, as applicable, by it on any date after the Closing Date is subject to the satisfaction of the following conditions precedent:

(a)           Representations and Warranties. Each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects (and in all respects if any such representation and warranty is qualified by materiality) on and as of such date as if made on and as of such date (except to the extent any such representation and warranty expressly relates to an earlier date, in which case it was true and correct in all material respects (and in all respects if any such representation and warranty is qualified by materiality) as of such earlier date).

(b)           No Default. No Default shall have occurred and be continuing on such date or after giving effect to the extensions of credit requested to be made on such date.

Each applicable Revolving Facility Borrowing by and issuance of a Letter of Credit on behalf of any Borrower hereunder shall constitute a representation and warranty by such Borrower as of the date of such extension of credit that the conditions contained in this Section 5.3 have been satisfied.

Section 6.          AFFIRMATIVE COVENANTS

From and after the Merger Effective Time, the Parent hereby agrees that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding or any Loan or other amount is due and owing to any Lender or the Administrative Agent hereunder, the Parent shall and shall cause each of its Subsidiaries to:

6.1           Financial Statements. Furnish to the Administrative Agent and each Lender:

(a)           as soon as available, but in any event within 90 days (or 120 days in respect of the fiscal year ending May 31, 2022) after the end of each fiscal year of the Parent ending after the Merger Effective Time, a copy of the audited consolidated balance sheet of the Parent and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows (or such other similar or additional statement then required by the SEC for annual reports filed pursuant to the Exchange Act) for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit (other than any such exception or explanatory paragraph, but not a qualification, that is expressly solely with respect to, or expressly resulting solely from, (i) an upcoming maturity date under Indebtedness permitted under Section 7.2 that is scheduled to occur within one year from the time such audit report is delivered, (ii) any actual or potential inability to satisfy any Financial Covenant or any other financial covenant applicable to any Indebtedness or (iii) the activities, operations, financial results, assets or liabilities of any Unrestricted Subsidiary), by BDO USA LLP or other independent certified public accountants of nationally recognized standing; and

(b)           as soon as available, but in any event not later than 45 days (or 60 days in respect of the first three fiscal quarters ending after the Closing Date for which financial statements are required to be delivered pursuant to this Section 6.1(b)) after the end of each fiscal quarter of the Parent ending after the Merger Effective Time, the unaudited consolidated or combined, as applicable, balance sheet of the Parent and its consolidated or combined, as applicable, Subsidiaries as at the end of such quarter and the related unaudited consolidated or combined, as applicable, statements of income and of cash flows (or such other or similar or additional statement then required by the SEC for quarterly reports filed pursuant to the Exchange Act) for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as fairly presenting in all material respects the financial condition of the Parent and its subsidiaries (subject to normal year-end audit adjustments).

All such financial statements shall be prepared in reasonable detail and in accordance in all material respects with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

Financial statements and reports required to be delivered pursuant to this Section 6.1 shall be deemed to have been delivered on the date on which (a) such financial statements or reports have been included in the Parent’s (or any Parent Entity’s) annual report on Form 10-K or Form 10-Q, as the case may be, as filed with the SEC, and such report has been posted on the SEC website on the Internet at sec.gov/edaux/searches.htm (or any successor website), on the Parent’s IntraLinks site at intralinks.com or on the Parent’s (or any Parent Entity’s) website or (b) the Parent provides notice to the Administrative Agent (which notice the Administrative Agent shall promptly provide to the Lenders) that such financial statement or report has been posted at another relevant website identified in such notice and accessible by the Lenders without charge.

6.2           Certificates; Other Information. Furnish to the Administrative Agent and each Lender:

(a)           simultaneously with the delivery of each set of consolidated financial statements referred to in Section 6.1(a) and Section 6.1(b) above, the related consolidating financial information (which may be unaudited) reflecting adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements;

(b)           within 10 Business Days after the delivery of any financial statements pursuant to Section 6.1, (i) a certificate of a Responsible Officer certifying that no Default or Event of Default has occurred and is continuing except as specified in such certificate and (ii) in the case of quarterly or annual financial statements, a Compliance Certificate as of the last day of the fiscal quarter or fiscal year of the Parent, as the case may be;

(c)           [reserved];

(d)           [reserved];

(e)           promptly following any reasonable request therefor, information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable “know your customer” regulations and anti-money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation;

(f)            promptly, such additional financial information as any Lender (through the Administrative Agent) may from time to time reasonably request; provided, however, that no disclosure shall be required of any information (i) that constitutes non-financial trade secrets or non-financial proprietary information of Parent or any of its Subsidiaries or Unrestricted Subsidiaries or any of their respective customers or suppliers, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or any of their respective representatives) is prohibited by Requirements of Law, (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product or (iv) in respect of which Parent or any Subsidiary or Unrestricted Subsidiary owes confidentiality obligations to any third party, provided that such confidentiality obligations are not entered into in contemplation of this provision.

6.3           Payment of Taxes. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all Tax obligations, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the Parent or its Subsidiaries, as the case may be, or except where such failure would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect.

6.4           Maintenance of Existence; Compliance. (a) (i) Preserve, renew and keep in full force and effect its corporate or other organizational existence and (ii) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the Business, except, in each case, as otherwise permitted by Section 7.4 and except, in the case of each of clause (i) (other than with respect to the existence of the Borrowers) and (ii) above, to the extent that failure to do so would not, in the aggregate, reasonably be expected to have a Material Adverse Effect; (b) comply with all Contractual Obligations and Requirements of Law (including, to the extent applicable, the Patriot Act) except to the extent that failure to comply therewith would not, in the aggregate, reasonably be expected to have a Material Adverse Effect and (c) maintain in effect and apply policies and procedures reasonably designed to ensure compliance in all material respects by the Parent, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

6.5           Maintenance of Property; Insurance. (a) Keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted, except where such failure would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect and (b) maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are customarily insured against in the same general area by companies engaged in the same or a similar business.

6.6           Inspection of Property; Books and Records; Discussions. (a) Keep proper books of records and accounts in conformity in all material respects with GAAP and (b) permit representatives of the Administrative Agent (which, following the occurrence and during the continuance of an Event of Default, may be accompanied by representatives of any Lender), upon reasonable prior written notice, to make reasonable visits to and inspections of any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and to discuss the business, operations, properties and financial condition of the Parent and its Subsidiaries with officers of the Parent and its Subsidiaries; provided, however, that no disclosure shall be required of any information (i) that constitutes non-financial trade secrets or non-financial proprietary information of Parent or any of its Subsidiaries or Unrestricted Subsidiaries or any of their respective customers or suppliers, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or any of their respective representatives) is prohibited by Requirements of Law, (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product or (iv) in respect of which Parent or any Subsidiary or Unrestricted Subsidiary owes confidentiality obligations to any third party provided that such confidentiality obligations are not entered into in contemplation of this provision; and provided, further, that with respect to clause (b) unless an Event of Default has occurred and is continuing, no more than one such visit shall be made per year.

6.7           Notices. Promptly give notice to the Administrative Agent and each Lender of:

(a)           the occurrence of any Default or Event of Default upon Parent obtaining Knowledge thereof;

(b)           any litigation, investigation or proceeding affecting the Parent or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect;

(c)           the following events, as soon as possible and in any event within 30 days after the Parent has Knowledge: (i) the occurrence of any Reportable Event with respect to any Plan, a failure to make any required contribution to a Plan, the creation of any Lien in favor of the PBGC or a Plan or any withdrawal from, or the termination or Insolvency of, any Multiemployer Plan or (ii) the institution of proceedings or the taking of any other action by the PBGC or the Parent or any Commonly Controlled or any Multiemployer Plan with respect to the withdrawal from, or the termination or Insolvency of, any Plan; provided, that in each case of clauses (i) and (ii), except as would not reasonably be expected to have a Material Adverse Effect; and

(d)           the occurrence of a Material Adverse Effect.

Each notice pursuant to this Section 6.7 shall be in writing and may be delivered electronically.

6.8           Environmental Laws. Comply with, and take commercially reasonable steps to ensure compliance in all material respects by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply with and maintain, and take commercially reasonable steps to ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws, except, in each case with respect to this Section 6.8, to the extent the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.9           Additional Collateral, etc.

(a)           With respect to any property or rights acquired after the Merger Effective Time by the Parent or any of its Subsidiaries that is a Loan Party (or is required to be a Loan Party pursuant to the terms of this Agreement and the other Loan Documents) (other than any property described in paragraph (b), (c) or (d) below) as to which the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, does not have a perfected Lien, promptly (and, in any event within 90 days following such acquisition) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments to the Collateral Agreement or such other documents as the Administrative Agent or the Collateral Agent reasonably request to grant to the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a security interest in such property and (ii) take all actions as the Administrative Agent or Collateral Agent reasonably request to grant to the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a perfected first priority (subject to Liens permitted by Section 7.3) security interest in such property, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Collateral Agreement or by law or as may be reasonably requested by the Administrative Agent or the Collateral Agent.

(b)           [Reserved].

(c)           With respect to any new Subsidiary (other than any Excluded Subsidiary) (which, for the purposes of this paragraph (c), shall include any existing Subsidiary that ceases to be an Excluded Subsidiary), created or acquired after the Merger Effective Time promptly (and, in any event within 90 days after the acquisition or formation thereof or the cessation to be an Excluded Subsidiary) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments, supplements or joinders to the Collateral Agreement as the Administrative Agent or the Collateral Agent reasonably request to grant to the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a perfected first priority (subject to Liens permitted by Section 7.3) security interest in the Capital Stock of such new Subsidiary that is owned by the Parent or any of its Subsidiaries that is a Loan Party (or is required to be a Loan Party pursuant to the terms of this Agreement and the other Loan Documents), (ii) deliver to the Collateral Agent the certificates, if any, representing such Capital Stock, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the Parent or such Subsidiary, as the case may be, and take such other action as may be required or the Administrative Agent reasonably requests to perfect the Collateral Agent’s security interest therein, (iii) cause such new Subsidiary to become a party to the Guarantee Agreement and the Collateral Agreement and (iv) if reasonably requested by the Administrative Agent or the Collateral Agent, deliver to the Administrative Agent and the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent and the Collateral Agent.

(d)           With respect to any new first-tier Foreign Subsidiary or FSHCO of a Loan Party created or acquired after the Merger Effective Time by the Parent or any other Loan Party, promptly (and, in any event within 90 days after the creation or acquisition thereof) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments, supplements or joinders to the Collateral Agreement as the Administrative Agent or the Collateral Agent reasonably request to grant to the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a perfected first priority (subject to Liens permitted by Section 7.3) security interest in the Capital Stock of such new Subsidiary (provided that in no event shall more than 65.0% of the total outstanding Capital Stock of any such new Subsidiary that is a CFC or a FSHCO be required to be so pledged); provided, further, that no Loan Party shall be obligated to pledge Capital Stock (A) of a Foreign Subsidiary to the extent such pledge would violate the laws of the jurisdiction of such Foreign Subsidiary’s organization or (B) that is an Excluded Asset, (ii) deliver to the Collateral Agent the certificates, if any, representing such Capital Stock, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of such Loan Party, as the case may be, and take such other action as may be necessary or, in the opinion of the Administrative Agent or the Collateral Agent, desirable to perfect the Collateral Agent’s security interest therein and (iii) if reasonably requested by the Administrative Agent or the Collateral Agent, deliver to the Administrative Agent and the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent and the Collateral Agent.

(e)           In addition, within 90 days of the Merger Effective Time, the Parent shall deliver to the Administrative Agent and the Collateral Agent insurance certificates and endorsements naming the Collateral Agent as additional insured or mortgagee and loss payee under the insurance policies of the Parent and its Subsidiaries to the extent required in accordance with the Collateral Agreement.

(f)            For the avoidance of doubt, references in this Section 6.9 to any asset, property, right or Capital Stock of any Subsidiary created or acquired after the Merger Effective Time do not include Excluded Assets (as defined in the Collateral Agreement).

(g)           The Administrative Agent shall have the right to extend any of the time periods set forth in this Section 6.9 in its discretion.

(h)           Notwithstanding anything to the contrary in any Loan Document, (i) no Loan Party shall be required, nor shall the Administrative Agent be authorized, (A) to perfect any pledge, security interest or mortgage by any means other than through (x) any filing pursuant to the UCC in the office of the secretary of state (or similar central filing office) of the relevant State(s), (y) any filing in the United States Copyright Office or the United States Patent and Trademark Office with respect to Intellectual Property or (z) delivery to the Administrative Agent to be held in its possession of all Collateral consisting of stock certificates of the Parent and its wholly-owned pledged subsidiaries and certain instruments with a fair market value in excess of $5,000,000, (B) to enter into any account control agreement or lockbox or similar arrangement with respect to any deposit account, securities account or commodities account, (C) to take any action in or required by a jurisdiction other than the United States or with respect to any asset located or titled outside of the United States (and there shall be no guarantee, security agreement or pledge agreement governed by the laws of any such non-U.S. jurisdiction), (D) to seek any landlord waiver, bailee letter, estoppel, warehouseman waiver or other collateral access, lien waiver or similar letter or agreement, (E) to send notices to account debtors or other contractual third-parties unless an Event of Default is continuing and the Obligations have been accelerated pursuant to Section 8 or were not paid when due on the Latest Maturity Date, or (F) to perfect a security interest in any asset to the extent perfection of a security interest in such asset would be prohibited under any applicable Requirement of Law and (ii) (A) in no event will the Collateral include any Excluded Asset, (B) any joinder or supplement to the Collateral Agreement or any other Loan Document executed by any Subsidiary that is required to become a Loan Party pursuant to the foregoing provisions of this Section 6.9 may, with the consent of the Administrative Agent or the Collateral Agent (not to be unreasonably withheld, conditioned or delayed), include such schedules (or updates to schedules) as may be necessary to qualify any representation or warranty with respect to such Subsidiary set forth in any Loan Document to the extent necessary to ensure that such representation or warranty is true and correct to the extent required thereby or by the terms of any other Loan Document and (C) neither the taking of a Lien on, nor the perfection of any Lien granted in, those assets as to which the cost of obtaining or perfecting such Lien (including any stamp, intangibles or other tax or expenses relating to such Lien) is excessive in relation to the benefit to the Lenders of the security afforded thereby as reasonably determined by the Borrower and the Administrative Agent shall be required.

6.10         Designation of Subsidiaries. The Parent may at any time designate any Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Subsidiary by delivering to the Administrative Agent a certificate of a Responsible Officer of the Parent specifying such designation and certifying that the following conditions to such designation are satisfied:

(a)           both immediately before and immediately after any such designation, no Event of Default shall have occurred and be continuing or would result therefrom;

(b)           the Parent shall be in compliance on a Pro Forma Basis with the Financial Covenants, recomputed as of the last day of the applicable Test Period;

(c)           in the case of a designation of a Subsidiary as an Unrestricted Subsidiary, each subsidiary of such Subsidiary has been, or concurrently therewith will be, designated as an Unrestricted Subsidiary in accordance with this Section 6.10; and

(d)           in no event shall any Subsidiary be designated an Unrestricted Subsidiary if such Subsidiary or any subsidiary of such Subsidiary owns Intellectual Property material to the business of Parent and its Subsidiaries taken as a whole (excluding such Subsidiary).

The designation of any Subsidiary as an Unrestricted Subsidiary shall constitute an Investment by the Parent in such Subsidiary on the date of designation in an amount equal to the fair market value of the Parent’s or its Subsidiary’s (as applicable) Investment therein (as reasonably determined by a Responsible Officer of the Parent). The designation of any Unrestricted Subsidiary as a Subsidiary shall constitute the incurrence at the time of designation of any Investment, Indebtedness or Liens of such Subsidiary existing at such time.

6.11         [Reserved].

6.12         Post-Closing Obligations.

(a)           Deliver to the Administrative Agent and/or the Collateral Agent, as applicable, no later than the Merger Effective Time all of the following:

(i)            the Guarantee, duly executed by the Parent, the Company and each Guarantor;

(ii)           the Perfection Certificate;

(iii)          the Collateral Agreement, duly executed by the Parent, the Company and each Guarantor, together with, and subject to the proviso in this clause (iii), to the extent required to be pledged under the terms of the Collateral Agreement, certificates, if any, representing the equity interests in each Wholly Owned Subsidiary (and other than to the extent that such equity interests constitute Excluded Assets), accompanied by undated stock powers executed in blank (or stock transfer forms, as applicable) and instruments evidencing the Pledged Debt Securities (as defined in the Collateral Agreement) indorsed in blank (or instrument of transfer, as applicable); provided that, in the event Neogen is unable to obtain the foregoing certificates and stock powers and/or instruments evidencing Pledged Debt Securities after having used commercially reasonable efforts to do so at least 3 Business Days prior to the Merger Effective Time, such certificates and stock powers or instruments evidencing Pledged Debt Securities shall be delivered no later than 15 days after the Merger Effective Time (or such later date as the Administrative Agent may agree in its discretion); copies of financing statements, filed or duly prepared for filing under the Uniform Commercial Code in all applicable United States jurisdictions that the Collateral Agent may deem reasonably necessary in order to perfect and protect the Liens on assets of each Loan Party created under the Collateral Agreement, covering the Collateral described in the Collateral Agreement; and all other documents and instruments, if any, required by this Agreement (subject to Section 6.9(h)) to create and perfect the Collateral Agent’s security interests in the Collateral shall have been executed by each applicable Loan Party, and filed or delivered to the Collateral Agent and in proper form for filing in accordance with applicable Law;

(iv)          an Intellectual Property Security Agreement, duly executed by the Collateral Agent and each Loan Party that owns intellectual property that is required to be pledged in accordance with the Collateral Agreement;

(v)           a certificate of the each Loan Party, dated as of the date of the Merger Effective Time executed by a secretary, assistant secretary or other senior officer (as the case may be) thereof, which shall (A)(1) certify that attached thereto is a true and complete copy of the resolutions or written consents of its shareholders, board of directors, board of managers, members or other governing body authorizing the entry into the Loan Documents to which it is a party and, in the case of the Borrowers, the Borrowings, and that such resolutions or written consents have not been modified, rescinded or amended and are in full force and effect, (2) identify by name and title and bear the signatures of the officers, managers, directors or authorized signatories of such Loan Party authorized to sign the Loan Documents to which it is a party on the Merger Effective Time, (3) certify that attached thereto is a true and complete copy of the certificate or articles of incorporation or organization (or memorandum of association or other equivalent thereof) of such Loan Party certified by the relevant authority of the jurisdiction of organization of such Loan Party and a true and correct copy of its by-laws or operating, management, partnership or similar document or certify that there have been no changes to the certificate provided pursuant to Section 5.1(d), and such certificate remains true, correct and complete on the Merger Effective Time and (4) attach a certificate of good standing (or equivalent), if available in the applicable jurisdiction, dated as of a recent date from the Company’s jurisdiction of organization;

(vi)          an opinion of (i) Weil, Gotshal & Manges LLP, counsel to the Loan Parties, (ii) an opinion of Gordon Rees Scully Mansukhani, special Nebraska counsel to the Loan Parties and (iii) an opinion of Honigman LLP, special Michigan counsel to the Loan Parties, each in customary form; and

(vii)         the Administrative Agent shall have received evidence satisfactory to it that the Parent has paid in full all outstanding loans under the Existing Credit Agreement and that the Existing Credit Agreement has been terminated and is of no further force and effect (other than the provisions that by the express terms thereof survive termination thereof).

(b)           Comply with each requirement set forth on Schedule 6.12(b) on or before the date specified for such requirement (or such later date as the Administrative Agent may agree in its discretion).

6.13         Maintenance of Ratings. Use commercially reasonable efforts to maintain in effect a corporate rating (but not any specific rating) from S&P and a corporate family rating from Moody’s, in each case in respect of the Parent, and a rating of the credit facilities hereunder by each of S&P and Moody’s.

Section 7.          NEGATIVE COVENANTS

From and after the Merger Effective Time, the Parent hereby agrees that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding or any Loan or other amount is due and owing to any Lender or the Administrative Agent hereunder, the Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

7.1           Financial Condition Covenants.

(a)           Total Leverage Ratio. Permit the Total Leverage Ratio as at the last day of any Test Period to exceed 4.50 to 1.00, commencing with the Test Period for which the last fiscal quarter is the first full fiscal quarter ending after the Merger Effective Time. Notwithstanding the foregoing, at the written election of the Parent not later than the date on which financial statements are required to be delivered pursuant to Section 6.1 in respect of the fiscal period in which a Material Acquisition is consummated, for each of the four succeeding four-fiscal quarter periods ending immediately following the consummation of such Material Acquisition (including the first Test Period ending after the consummation of such Material Acquisition) (the “Increased Test Periods”), the applicable Total Leverage Ratio level for purposes of this Section 7.1(a) shall not exceed 4.75 to 1.00; provided, however, that, the Total Leverage Ratio as at the last day of the Test Period ending immediately after the last such Increased Test Period shall be equal to or less than 4.50 to 1.00 (irrespective of whether any other Material Acquisition has been consummated during such Test Period).

(b)           Consolidated Interest Coverage Ratio. Permit the Consolidated Interest Coverage Ratio as of the last day of any Test Period to be less than 2.50 to 1.00, commencing with the Test Period for which the last fiscal quarter is the first full fiscal quarter ending after the Merger Effective Time.

7.2           Indebtedness. Create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness, except:

(a)           Indebtedness of any Loan Party pursuant to any Loan Document;

(b)           Indebtedness of the Parent to any of its Subsidiaries and of any Subsidiary to the Parent or any other Subsidiary of the Parent; provided that any Indebtedness of any Subsidiary that is not a Loan Party to the Parent or to any of its Subsidiaries that are Loan Parties is permitted pursuant to Section 7.8 (other than Sections 7.8(c)(i) and 7.8(ff));

(c)           Indebtedness in respect of the Spinco Securities and any Permitted Refinancings in respect thereof;

(d)           Indebtedness existing on the Effective Date (or which may have been incurred pursuant to commitments existing on the Effective Date) and, to the extent the outstanding principal amount thereof is in excess of $5,000,000, listed on Schedule 7.2(d), and any Permitted Refinancings in respect thereof;

(e)           (i) Indebtedness incurred to finance the acquisition, improvement, repair, installation, modification or design of assets, and any Permitted Refinancings in respect thereof and (ii) Capital Lease Obligations, in an aggregate outstanding principal amount not to exceed the greater of (x) $90,000,000 and (y) 30.0% of Consolidated EBITDA for the most recently ended Test Period;

(f)            to the extent the Spinco Securities have not been issued on or prior to the Closing Date, Indebtedness in respect of the Bridge Loans, and any Permitted Refinancings in respect thereof;

(g)           Hedge Agreements as long as such agreements are not entered into for speculative purposes;

(h)           Incremental Equivalent Debt and any Permitted Refinancing in respect thereof;

(i)            [reserved];

(j)            (i) additional Indebtedness of the Parent or any of its Subsidiaries in an aggregate outstanding principal amount not to exceed the greater of (x) $150,000,000 and (y) 50.0% of Consolidated EBITDA for the most recently ended Test Period and (ii) any Permitted Refinancing in respect thereof;

(k)           Capital Lease Obligations arising from Permitted Sale/Leasebacks;

(l)            (i) Indebtedness of the Parent or any Subsidiary (“Ratio Debt”) in an aggregate outstanding principal amount not to exceed (A) the Shared Incremental Amount plus (B) an unlimited amount so long as, in the case of this clause (i)(B), on the date of incurrence thereof on a Pro Forma Basis after giving effect to the incurrence of such Ratio Debt and the application of the proceeds thereof (without netting the cash proceeds thereof) and to any relevant Specified Transaction, (I) if such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, the First Lien Leverage Ratio does not exceed either (x) 3.00 to 1.00 or (y) if such Ratio Debt is incurred in connection with an acquisition or other Investment permitted under this Agreement, the greater of (1) 3.00 to 1.00 and (2) the First Lien Leverage Ratio immediately prior to the incurrence of such Ratio Debt and the consummation of such acquisition or other permitted Investment, (II) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, the Senior Secured Leverage Ratio does not exceed either (x) 3.50 to 1.00 or (y) if such Ratio Debt is incurred in connection with an acquisition or other Investment permitted under this Agreement, the greater of (1) 3.50 to 1.00 and (2) the Senior Secured Leverage Ratio immediately prior to the incurrence of such Ratio Debt and the consummation of such acquisition or other permitted Investment, and (III) if such Indebtedness is unsecured, the Total Leverage Ratio does not exceed either (x) 4.50 to 1.00 or (y) if such Ratio Debt is incurred in connection with an acquisition or other Investment permitted under this Agreement, the greater of (1) 4.50 to 1.00 and (2) the Total Leverage Ratio immediately prior to the incurrence of such Ratio Debt (provided that (i) the requirement set forth in Sections 2.27(a)(vi) and (vii) (except with respect to any Ratio Debt consisting of a customary 364-day loan facility or a customary bridge facility so long as, subject to customary conditions, such bridge facility automatically converts into long-term debt satisfying the requirements set forth in Sections 2.27(a)(vi) and (vii)), as applicable, shall apply mutatis mutandis as if such Ratio Debt were Incremental Facilities and (ii) the aggregate outstanding principal amount of Indebtedness incurred by Subsidiaries that are not Domestic Loan Parties under this clause (l), together with the aggregate outstanding principal amount of Incurred Acquisition Debt incurred by Subsidiaries that are not Domestic Loan Parties, shall not exceed the greater of (x) $135,000,000 and (y) 45.0% of Consolidated EBITDA for the most recently ended Test Period) and (ii) any Permitted Refinancings thereof;

(m)          Indebtedness in respect of Cash Management Obligations, including the guarantee set forth in the Guarantee Agreement;

(n)           (i) additional Indebtedness of Subsidiaries that are not Loan Parties in an aggregate outstanding principal amount not to exceed the greater of (x) $150,000,000 and (y) 50.0% of Consolidated EBITDA for the most recently ended Test Period and (ii) any Permitted Refinancings thereof;

(o)           (i) Guarantee Obligations by the Parent of Indebtedness otherwise permitted hereunder of any Subsidiary and by any Subsidiary of Indebtedness otherwise permitted hereunder of the Parent or any other Subsidiary; provided that any guarantee by any Loan Party of any Indebtedness of any Subsidiary that is not a Loan Party is permitted pursuant to Section 7.8 (other than Sections 7.8(c)(i) and 7.8(ff)) and (ii) Guarantee Obligations by the Parent or any Subsidiary with respect to Indebtedness of a Joint Venture in an aggregate outstanding principal amount not to exceed the greater of (x) $30,000,000 and (y) 10.0% of Consolidated EBITDA for the most recently ended Test Period;

(p)           (i) Indebtedness incurred in connection with any acquisition or other Investment permitted hereunder (“Incurred Acquisition Debt”) in an aggregate outstanding principal amount not to exceed (A) the Shared Incremental Amount plus (B) an unlimited amount so long as, in the case of this clause (i)(B), on the date of incurrence thereof on a Pro Forma Basis after giving effect to the incurrence of such Incurred Acquisition Debt and the application of the proceeds thereof (without netting the cash proceeds thereof) and to any relevant Specified Transaction, (I) if such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, the First Lien Leverage Ratio does not exceed the greater of (x) 3.00 to 1.00 and (y) the First Lien Leverage Ratio immediately prior to the incurrence of such Incurred Acquisition Debt and the consummation of such acquisition or other permitted Investment, (II) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, the Senior Secured Leverage Ratio does not exceed the greater of (x) 3.50 to 1.00 and (y) the Senior Secured Leverage Ratio immediately prior to the incurrence of such Incurred Acquisition Debt and the consummation of such acquisition or other permitted Investment and (III) if such Indebtedness is unsecured either (x) the Parent is in compliance with the Financial Covenants or (y) both the Total Leverage Ratio does not exceed the Total Leverage Ratio immediately prior to the incurrence of such acquisition or other Investment, and the Interest Coverage Ratio is no less than the Interest Coverage Ratio immediately prior to the incurrence of such acquisition or other Investment (provided that (i) the requirement set forth in Sections 2.27(a)(vi) and (vii) (except with respect to any Incurred Acquisition Debt consisting of a customary 364-day loan facility or a customary bridge facility so long as, subject to customary conditions, such bridge facility automatically converts into long-term debt satisfying the requirements set forth in Sections 2.27(a)(vi) and (vii)), as applicable shall apply mutatis mutandis as if such Incurred Acquisition Debt were Incremental Facilities and (ii) the aggregate outstanding principal amount of Indebtedness incurred by Subsidiaries that are not Domestic Loan Parties under this clause (p), together with the aggregate outstanding principal amount of Ratio Debt incurred by Subsidiaries that are not Domestic Loan Parties, shall not exceed the greater of (x) $135,000,000 and (y) 45.0% of Consolidated EBITDA for the most recently ended Test Period) and (ii) any Permitted Refinancings thereof;

(q)           Indebtedness under a Permitted Receivables Financing or Supply Chain Financing;

(r)            to the extent constituting Indebtedness, obligations (including reimbursement obligations with respect to guaranties, letters of credit or other similar obligations) in respect of tenders, statutory obligations, leases, governmental contracts, stay, performance bid, customs, appeal and surety bonds and performance and/or return of money bonds and completion guarantees or other obligations of a like nature issued for the account of, or provided by, the Parent and its Subsidiaries in the ordinary course of business;

(s)           Indebtedness incurred by a Special Purpose Finance Subsidiary;

(t)            Credit Agreement Refinancing Indebtedness (including successive Permitted Refinancings thereof);

(u)           Indebtedness arising from agreements providing for indemnification, purchase price adjustments, earn-outs or similar obligations or letters of credit, surety bonds or performance bonds securing any obligations of the Parent or any of its Subsidiaries pursuant to such agreements, in each case, incurred or assumed in connection with any acquisition or Disposition in each case permitted by this Agreement;

(v)           Indebtedness consisting of obligations of the Parent or any Subsidiary under deferred compensation (e.g., earn-outs, indemnifications, incentive non-competes and other contingent or deferred obligations) or other similar arrangements incurred by such Person in connection with the Transactions, or any acquisition or other Investment in each case permitted under Section 7.8 (other than Section 7.8(ff));

(w)          Indebtedness of any Persons which become Subsidiaries or are merged into any Subsidiaries on and after the Closing Date in each case to the extent such acquisition or merger is permitted under this Agreement; provided that (i) such Indebtedness was in existence on the date such Persons became Subsidiaries of, or merged into, such Subsidiaries, (ii) such Indebtedness was not created in contemplation of such Persons becoming Subsidiaries, (iii) such Indebtedness is not guaranteed in any respect by or secured by the assets of the Parent or any of its Subsidiaries (other than by any such Persons that so become Subsidiaries) and (iv) immediately after giving effect to the acquisition of or merger with such Persons by such Subsidiaries, no Event of Default shall have occurred and be continuing;

(x)           Indebtedness incurred by the Parent or its Subsidiaries in respect of banker’s acceptances, bank guarantees, letters of credit, warehouse receipts or similar instruments entered into in the ordinary course of business, including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers compensation claims ;

(y)           Indebtedness consisting of (i) the financing of insurance premiums, (ii) take-or-pay obligations contained in supply arrangements, (iii) obligations to reacquire assets or inventory in connection with customer financing arrangements or (iv) obligations owing under supply, customer, distribution, license, lease or similar agreements ;

(z)            Indebtedness supported by a letter of credit issued by any Person (other than the Parent or any of its Affiliates) for the account of the Parent or any of its Subsidiaries pursuant to another clause of this Section 7.2, the availability of which is subject to a stated quantum in a principal amount not in excess of the stated amount of such letter of credit;

(aa)         Indebtedness related to any letter of credit, denominated in a currency other than U.S. Dollars, issued in the ordinary course of business or created by or for the account of the Parent or any of its Subsidiaries other than pursuant to this Agreement, in an aggregate principal amount not to exceed $7,500,000 for the most recently ended Test Period;

(bb)        Indebtedness incurred under travel and expense cards, corporate purchasing cards and car leasing programs;

(cc)         Indebtedness of the Parent or any Subsidiary as an account party in respect of trade letters of credit issued in the ordinary course of business;

(dd)        Indebtedness (other than debt for borrowed money) of any Borrower and/or any Subsidiary consisting of obligations owing under incentive, supply, license or similar agreements;

(ee)         endorsement of instruments or other payment items for collection or deposit in the ordinary course of business or consistent with past practice;

(ff)          obligations in respect of Disqualified Capital Stock in an aggregate outstanding amount not to exceed the greater of (i) $30,000,000 and (ii) 10.0% of Consolidated EBITDA for the most recently ended Test Period;

(gg)        unfunded pension fund and other employee benefit plan obligations and liabilities incurred by Parent or any Subsidiary to the extent that the unfunded amounts would not otherwise cause an Event of Default under Section 8(g);

(hh)        customer deposits and advance payments received from customers for goods and services purchased in the ordinary course of business;

(ii)           obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of Parent or any Subsidiary to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States;

(jj)           all premiums, interest (including post-petition interest and “PIK” interest), accrued dividends or liquidation preference, fees, expenses, charges and additional or contingent interest, fees and dividends or liquidation preference on obligations described in this Section 7.2;

(kk)         Indebtedness representing deferred compensation owed to employees or independent contractors of Parent or any Subsidiary incurred in the ordinary course of business; and

(ll)           Indebtedness consisting of unsecured promissory notes issued by Parent or any Subsidiary to current or former officers, managers, directors, employees and independent contractors or their respective estates, spouses or former spouses to finance the purchase or redemption of Capital Stock permitted by Section 7.6.

7.3           Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except for:

(a)           Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings; provided that adequate reserves with respect thereto are maintained on the books of Parent and its Subsidiaries in conformity with GAAP or in the case of a Subsidiary located outside of the United States, such other general accounting principles as may be adopted by it from time to time;

(b)           statutory liens of landlords and carriers, warehousemen, mechanics, materialmen, repairmen or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 120 days or that secure obligations that are immaterial in amount or are being contested in good faith by appropriate proceedings;

(c)           pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security or benefits legislation;

(d)           deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, governmental contracts, customs, stay, surety and appeal bonds, performance or return of money bonds and completion guarantees or other obligations of a like nature (including those to secure health, safety and environmental obligations) incurred in the ordinary course of business;

(e)           easements, rights-of-way, restrictions and other similar encumbrances that are or would be reflected on a survey or by inspection of any real property or that, in the aggregate, are not substantial in amount and that do not in the aggregate materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Parent and its Subsidiaries taken as a whole;

(f)            (i) Liens in existence on the Effective Date, and to the extent the obligations secured by such Liens are in excess of $5,000,000, listed on Schedule 7.3(f), securing Indebtedness permitted by Section 7.2(d) or other obligations not prohibited hereunder and (ii) Liens replacing the Liens set forth on Schedule 7.3(f) securing Indebtedness that is permitted pursuant to Section 7.2(d) or such other obligations; provided that no such Lien is spread to cover any additional property after the Effective Date unless otherwise permitted by another provision of this Section 7.3 (in which case, for the avoidance of doubt, such Lien covering any additional property shall be incurred in reliance on such other provision of this Section 7.3) and that the amount of Indebtedness or such other obligation secured thereby is not increased;

(g)           Liens on the Collateral created pursuant to the collateral documentation for Indebtedness permitted under Sections 7.2(l), 7.2(p) or 7.2(f); provided that an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to (i) if such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, a First Lien Intercreditor Agreement as a “Senior Representative” (or similar term, in each case, to be defined in the First Lien Intercreditor Agreement) or (ii) if such Indebtedness is secured by the Collateral that is junior to the Liens securing the Obligations, a Junior Lien Intercreditor Agreement as a “Junior Priority Representative” (or similar term, in each case, to be defined in the Junior Lien Intercreditor Agreement);

(h)           Liens arising solely by virtue of any contractual, statutory or common law provisions related to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts and securities accounts;

(i)            Liens securing Indebtedness of the Parent or any Subsidiary incurred pursuant to Section 7.2(e); provided that (i) such Liens do not at any time encumber any property other than the property the acquisition, improvement, repair, installation, modification or design of which was financed by such Indebtedness (or the Indebtedness that such Indebtedness refinanced) (other than after-acquired property that is affixed or incorporated into the property covered by such Lien and customary cross-collateralization) and (ii) the amount of Indebtedness secured thereby is not increased except as permitted by Section 7.2(e);

(j)            Liens created pursuant to the Security Documents;

(k)           Liens consisting of judgment or judicial attachment Liens and Liens securing contingent obligations on appeal and other bonds in connection with court proceedings, settlements or judgments; provided that any such judgments do not result in the occurrence of an Event of Default under Section 8(h);

(l)            Liens consisting of any (i) interest or title of a lessor, sub-lessor, licensor or sub-licensor under any lease, license or similar arrangement of real estate or other property (including Intellectual Property) permitted hereunder, (ii) landlord lien arising by law or permitted by the terms of any lease, sub-lease, license, sub-license or similar arrangement, (iii) restriction or encumbrance to which the interest or title of such lessor, sub-lessor, licensor or sub-licensor may be subject, (iv) subordination of the interest of the lessee, sub-lessee, licensee or sub-licensee under such lease, sub-lease, license, sub-license or similar arrangement to any restriction or encumbrance referred to in the preceding clause (iii) or (v) deposit of cash with the owner or lessor of premises leased and operated by any Borrower or any Subsidiary in the ordinary course of business or consistent with past practice to secure the performance of obligations under the terms of the lease for such premises;

(m)          Liens on assets subject to a Permitted Receivables Financing securing such Permitted Receivables Financing;

(n)           additional Liens securing Indebtedness or other obligations so long as the aggregate outstanding principal amount (in the case of Indebtedness) or aggregate outstanding amount (in the case of other obligations) secured thereby at the time such Lien is incurred does not exceed an aggregate principal amount equal to the greater of (x) $150,000,000 and (y) 50.0% of Consolidated EBITDA for the most recently ended Test Period;

(o)           Liens on the Collateral created pursuant to the collateral documentation for Incremental Equivalent Debt; provided that an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to (i) if such Indebtedness by secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, a First Lien Intercreditor Agreement as a “Senior Representative” (or similar term, in each case, to be defined in the First Lien Intercreditor Agreement) or (ii) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, a Junior Lien Intercreditor Agreement as a “Junior Priority Representative” (or similar term, in each case, to be defined in the Junior Lien Intercreditor Agreement);

(p)           Liens on cash, Cash Equivalents, deposit accounts and similar items of Foreign Subsidiaries securing Cash Management Obligations of Foreign Subsidiaries, and guarantees by any Foreign Subsidiary of such Cash Management Obligations of other Foreign Subsidiaries or such similar obligations of other Foreign Subsidiaries;

(q)           Liens on assets and Capital Stock of Subsidiaries that are not Loan Parties (including Capital Stock owned by such Persons) securing Indebtedness or other obligations of Subsidiaries that are not Loan Parties permitted pursuant to Section 7.2 (or otherwise not prohibited under this Agreement);

(r)            Liens on Parent Stock;

(s)           Liens on assets of a Special Purpose Finance Subsidiary to secure Indebtedness incurred by such Special Purpose Finance Subsidiary;

(t)            [reserved];

(u)           Liens on the Collateral securing obligations in respect of Credit Agreement Refinancing Indebtedness and any Permitted Refinancing in respect thereof, and any Guarantee Obligations by the Guarantors in respect thereof; provided that an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to (i) if such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, a First Lien Intercreditor Agreement as a “Senior Representative” (or similar term, in each case, to be defined in the First Lien Intercreditor Agreement) or (ii) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, a Junior Lien Intercreditor Agreement as a “Junior Priority Representative” (or similar term, in each case, to be defined in the Junior Lien Intercreditor Agreement);

(v)           Liens (i) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business or consistent with past practice or (ii) on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business;

(w)          Liens (i) on cash or Cash Equivalents advanced in favor of the seller of any property to be acquired in an Investment permitted pursuant to Section 7.8 to be applied against the purchase price for such Investment or (ii) consisting of an agreement to Dispose of any property in a Disposition permitted under Section 7.5 (or, to dispose of any property in a transaction not constituting a Disposition hereunder to the extent such transaction is otherwise permitted under this Agreement);

(x)           Liens on property or assets acquired by a Loan Party or on property or assets of any Person which becomes a Subsidiary of a Loan Party, in any such case existing at the time of the acquisition thereof (including acquisition through merger or consolidation) and not incurred in contemplation of such acquisition;

(y)          Liens arising on any real property as a result of any eminent domain, condemnation or similar proceeding being commenced with respect to such real property;

(z)           (i) Liens on the Capital Stock of a Joint Venture securing obligations of such Joint Venture that are otherwise permitted under this Agreement and (ii) customary options, put and call arrangements, rights of first refusal and similar rights relating to such Joint Venture under its joint venture agreement;

(aa)         (i) deposits made or other security provided to secure liabilities to insurance brokers, insurance carriers under insurance or self- insurance arrangements in the ordinary course of business or consistent with past practice and (ii) Liens on insurance policies and the proceeds thereof securing the financing of insurance premiums with respect thereto to the extent permitted hereunder;

(bb)        leases and encumbrances in respect of real property on which owned or leased facilities are located in the ordinary course of business;

(cc)         (i) Liens that are contractual rights of set-off or netting or pledge relating to (A) the establishment or existence of depositary relations with banks or other financial institutions not granted in connection with the issuance of Indebtedness, (B) deposit or sweep accounts of any Borrower and/or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business or consistent with past practice of any Borrower and/or any Subsidiary, (C) purchase orders and other agreements entered into with customers of any Borrower and/or any Subsidiary in the ordinary course of business or consistent with past practice and (D) commodity trading or other brokerage accounts incurred in the ordinary course of business, (ii) Liens encumbering customary initial deposits and margin deposits, (iii) bankers Liens and rights and remedies as to deposit accounts or similar accounts, (iv) Liens of a collection bank arising under Section 4-208 or Section 4-210 of the UCC (or any similar Requirement of Law of any jurisdiction) on items in the ordinary course of business, (v) Liens (including rights of set-off) in favor of banking or other financial institutions arising as a matter of law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution and that are within the general parameters customary in the banking industry or arising pursuant to such banking institution’s general terms and conditions and (vi) Liens on the proceeds of any Indebtedness permitted hereunder incurred in connection with any transaction permitted hereunder, which proceeds have been deposited into an escrow account on customary terms to secure such Indebtedness pending the application of such proceeds to finance such transaction or on cash or Cash Equivalents set aside at the time of the incurrence of such Indebtedness to the extent such cash or Cash Equivalents prefund the payment of interest or fees on such Indebtedness and are held in escrow pending application for such purpose;

(dd)        Liens in favor of any Governmental Authority to secure progress, advance or other payments pursuant to any contract or provision of any statute;

(ee)         Liens in connection with a Permitted Sale/Leaseback; provided that any such Lien shall encumber only the property subject to such Permitted Sale/Leaseback; and

(ff)          Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business or consistent with past practice of any Borrower and/or their Subsidiaries;

(gg)        Liens on securities or other assets that are the subject of repurchase agreements constituting Investments permitted under Section 7.8 arising out of such repurchase transaction;

(hh)        Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments provided that any related Indebtedness is permitted under Sections 7.2(r) or 7.2(x);

(ii)           Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property and bailee arrangements in the ordinary course of business or (ii) by operation of law under Article 2 of the UCC (or any similar Requirement of Law of any jurisdiction);

(jj)           Liens (i) in favor of any Loan Party and/or (ii) granted by any Subsidiary that is not a Loan Party in favor of any Subsidiary that is not a Loan Party, in the case of each of clauses (i) and (ii), securing intercompany Indebtedness permitted under Section 7.2 or Section 7.8 or securing other intercompany obligations not prohibited hereunder;

(kk)         Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Indebtedness;

(ll)           undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not due or payable or, if due, are immaterial in amount or the validity of which Liens are being contested in good faith by appropriate proceedings;

(mm)       [reserved];

(nn)        security given to a public or private utility or any Governmental Authority as required in the ordinary course of business;

(oo)        receipt of progress payments and advances from customers in the ordinary course of business or consistent with past practice to the extent the same creates a Lien on the related inventory and proceeds;

(pp)        Liens on property or assets of Subsidiaries that are not Loan Parties securing Indebtedness of Subsidiaries that are not Loan Parties incurred pursuant to Section 7.2(n);

(qq)        Liens in the nature of the right of setoff in favor of counterparties to contractual agreements with Parent or any Subsidiary in the ordinary course of business;

(rr)          Liens arising solely in connection with rights of dissenting equity holders pursuant to any Requirement of Law in respect of any acquisition or other similar Investment permitted hereunder;

(ss)         with respect to any Foreign Subsidiary, other Liens and privileges arising mandatorily by Requirement of Law;

(tt)          Liens arising from precautionary UCC financing statements or similar filings; and

(uu)        Liens in connection with Hedge Agreements permitted by Section 7.2(g).

7.4          Fundamental Changes. Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution) or Dispose of all or substantially all of its property or business, except that:

(a)           (i) any Subsidiary of the Parent may be merged or consolidated with or into the Parent (provided that the Parent shall be the continuing or surviving corporation) or with or into any Guarantor (provided that (x) if any such transaction is between a Guarantor and a Subsidiary that is not a Guarantor, a Guarantor shall be the continuing or surviving entity and (y) if any such transaction is between a Borrower and any Subsidiary that is not a Borrower, a Borrower shall be the continuing or surviving entity) and (ii) any Subsidiary that is not a Guarantor may be merged with or into any other Subsidiary (provided that, if any such transaction is between a Domestic Subsidiary and a Foreign Subsidiary, such Domestic Subsidiary shall be the continuing or surviving entity except to the extent permitted under Section 7.8);

(b)           (i) any Subsidiary of the Parent may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to the Parent or any Guarantor, (ii) any Subsidiary that is not a Guarantor may Dispose of all or substantially all of its assets upon voluntary liquidation or otherwise to any other Subsidiary and (iii) any Subsidiary of the Parent may Dispose of all or substantially all of its assets pursuant to a Disposition permitted by Section 7.5 (other than pursuant to Section 7.5(c)(i)); provided that, for the avoidance of doubt, any Subsidiary of the Parent that only holds Capital Stock of other Subsidiaries of the Parent (a “Subsidiary Holding Company”) may consummate any sale of all or substantially all of its assets that would be permitted under this Section 7.4(b) with respect each such Subsidiary or Subsidiaries held by such Subsidiary Holding Company;

(c)           any Subsidiary (other than a Borrower) may be liquidated as long as the proceeds of such liquidation (after satisfying all Contractual Obligations of such Subsidiary) are distributed to the holders of the Capital Stock of such Subsidiary on an approximately ratable basis (based on their respective equity ownership interests in such Subsidiary); and

(d)           Parent and its Subsidiaries may consummate the Transactions.

7.5           Disposition of Property. Dispose of any of its property or rights, whether now owned or hereafter acquired in which the fair market value of such Disposition or series of related Dispositions exceeds the greater of (x) $45,000,000 and (y) 15.0% of Consolidated EBITDA for the most recently ended Test Period, except:

(a)           the Disposition of unnecessary, obsolete, damaged, surplus or worn out property ;

(b)           the sale of inventory or goods held for sale in the ordinary course of business;

(c)           (i) Dispositions permitted by Section 7.4(b), and (ii) Dispositions to effect Restricted Payments and Investments permitted pursuant to Section 7.6 (other than Section 7.6(k)) or 7.8 (other than Section 7.8(z) and (ff)), respectively; provided that no Subsidiary may make a Disposition of any material Intellectual Property to any Unrestricted Subsidiary pursuant to this Section 7.5(c) unless such Disposition is to effect an Investment permitted pursuant to Section 7.8(ee);

(d)           non-exclusive licensing or sublicensing of Intellectual Property in the ordinary course of business;

(e)           any Permitted Receivables Financing or Supply Chain Financing;

(f)            Dispositions listed and, to the extent in excess of $5,000,000 described, on Schedule 7.5 as in effect on the Effective Date;

(g)           any Disposition of assets (i) from one Loan Party to another Loan Party, (ii) from a Subsidiary to a Loan Party or (iii) from one Subsidiary that is not a Loan Party to another Subsidiary that is not a Loan Party;

(h)           the Disposition of property for not less than fair market value as long as at least 75.0% of the consideration consists of cash and Cash Equivalents (provided that such minimum cash/Cash Equivalent requirement shall not apply to any Disposition or series of related Dispositions of property having a fair market value less than or equal to the greater of (x) 60,000,000 and (y) 20.0% of Consolidated EBITDA for the most recently ended Test Period) (provided that for purposes of such minimum cash/Cash Equivalent requirement, (v) the amount of any Indebtedness or other liabilities (other than Indebtedness or other liabilities that are subordinated to the Obligations or that are owed to the Parent or any Subsidiary) of the Parent or any Subsidiary (as shown on such Person’s most recent balance sheet (or in the notes thereto), or if the incurrence of such Indebtedness or other liability took place after the date of such balance sheet, that would have been shown on such balance sheet or in the notes thereto, as determined in good faith by the Parent) that are (i) assumed by the transferee of any such assets and for which the Parent and/or its applicable Subsidiary have been validly released by all relevant creditors in writing or (ii) otherwise cancelled or terminated in connection with such Disposition, (w) the amount of any trade-in value applied to the purchase price of any replacement assets acquired in connection with such Disposition, (x) any securities or other obligations or assets received by the Parent or any Subsidiary from such transferee (including earn-outs or similar obligations) that are converted by such Person into cash or Cash Equivalents, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition and (y) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (h) that is at that time outstanding, not in excess of the greater of $45,000,000 and 15.0% of Consolidated EBITDA as of the last day of the most recently ended Test Period);

(i)            the Parent or any of its Subsidiaries may transfer or contribute ownership of the Capital Stock of any Foreign Subsidiary or Joint Venture or the assets of any Foreign Subsidiary or Joint Venture to the Parent or a Subsidiary of the Parent;

(j)            Dispositions of cash and/or Cash Equivalents or other assets that were cash and/or Cash Equivalents when the relevant original Investment was made;

(k)           Dispositions of property pursuant to Permitted Sale/Leasebacks;

(l)            Dispositions of Investments in Joint Ventures to the extent required by, or made pursuant to, buy/sell arrangement between joint venture or similar parties set forth in the relevant joint venture arrangements or similar binding agreements;

(m)          the Disposition of the Capital Stock or assets of any Immaterial Subsidiary;

(n)           Dispositions of bills of exchange of the Parent and its Subsidiaries;

(o)           Dispositions to effect the Transactions;

(p)           Dispositions of non-core assets, in each case acquired in any acquisition or other Investment permitted hereunder, including such Dispositions (x) made in order to obtain the approval of any anti-trust authority or otherwise necessary or advisable in the good faith determination of the Parent to consummate any acquisition or other Investment permitted hereunder or (y) which are being held for sale and not for the continued operation of Parent or any of its Subsidiaries or any of their respective businesses;

(q)           any other Disposition; provided that the aggregate fair market value of all Dispositions pursuant to this Section 7.8(q) does not exceed the greater of (x) $75,000,000 and (y) 25.0% of Consolidated EBITDA for the most recently ended Test Period;

(r)            the Parent or any of its Subsidiaries may transfer or contribute ownership of the Capital Stock of any Foreign Subsidiary formed or organized under the laws of (a) any European country or (b) any state, province, district or other subdivision of any such country, in each case to a Foreign Subsidiary that is a European holding company;

(s)           Dispositions of Parent Stock;

(t)            exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as any such exchange or swap is made for fair value (as determined by the Parent in good faith) for like property or assets or property, assets or services of greater value or usefulness to the business of Parent and its Subsidiaries as a whole, as determined in good faith by the Parent; provided that upon the consummation of any such exchange or swap by any Loan Party, to the extent the property received does not constitute an Excluded Asset, the Administrative Agent shall be provided a Lien thereon to the extent (and with the applicable time periods) required by Section 6.9;

(u)           Dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business or consistent with past practice (which, for the avoidance of doubt, shall exclude receivable financing);

(v)           Transfers of property subject to a casualty event and Dispositions constituting expropriations or takings by a Governmental Authority;

(w)          the unwinding of Hedge Agreements permitted hereunder pursuant to their terms;

(x)           Dispositions of assets that do not constitute Collateral; provided that the aggregate fair market value of all Dispositions pursuant to this Section 7.8(x) does not exceed the greater of (x) $30,000,000 and (y) 10.0% of Consolidated EBITDA for the most recently ended Test Period;

(y)          Dispositions of in-plant maintenance, repair and operating and perishable tooling operations to third parties in connection with the outsourcing of such operations;

(z)           Dispositions, abandonments, cancellations or lapses of Intellectual Property, including issuances or registrations thereof, or applications for issuances or registrations thereof, in the ordinary course of business or consistent with past practice or which, in the good faith determination of the Parent, are not necessary to the conduct of the business of Parent and its Subsidiaries or are obsolete or no longer economical to maintain in light of their use;

(aa)         the expiration of any Intellectual Property in accordance with any statutory term that is not subject to renewal;

(bb)        Dispositions of Capital Stock of, or sales of Indebtedness or other securities of, Unrestricted Subsidiaries;

(cc)         Dispositions made to comply with any order or other directive of any Governmental Authority or any applicable Requirement of Law;

(dd)        [reserved];

(ee)         Dispositions constituting any part of a Permitted Reorganization;

(ff)          any sale of motor vehicles and information technology equipment purchased at the end of an operating lease and resold thereafter;

(gg)        any issuance, sale or Disposition of Capital Stock to directors, officers, managers or employees for purposes of satisfying requirements with respect to directors’ qualifying shares and shares issued to foreign nationals, in each case as required by applicable Requirements of Law; and

(hh)        intercompany cash management and any netting arrangement of accounts receivable between or among any of the Parent and its Subsidiaries made in the ordinary course of business.

Simultaneously with any Disposition permitted by this Section 7.5 (to the extent such transfer is to a Person that is not a Loan Party), the Lien on and security interest created by the Loan Documents in the asset subject to such Disposition (including any Capital Stock of Subsidiaries so disposed of) will be automatically released and the Administrative Agent and the Collateral Agent shall take any action reasonably requested in writing by the Parent to evidence such release.

7.6          Restricted Payments. Declare or pay any dividend (other than dividends payable solely in common stock or other applicable common equity interests of the Person making such dividend) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Capital Stock (but excluding any of the foregoing with respect to any debt security that is convertible into, or exchangeable for, Capital Stock) of the Parent or any Subsidiary, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of the Parent or any Subsidiary (collectively, “Restricted Payments”), except that:

(a)           Any Loan Party may make Restricted Payments to any other Loan Party and any Subsidiary may make Restricted Payments to the Parent, any Subsidiary or to any other Person (ratably based on such other Person’s equity ownership in such Subsidiary) which owns Capital Stock of such Subsidiary;

(b)           provided that no Event of Default shall have occurred and be continuing or would result therefrom, the Parent may make any purchase, redemption or other acquisition (including by cancellation of Indebtedness), cancellation or retirement for value of Capital Stock or equity appreciation rights of the Parent or any Parent Entity held by any Permitted Payee, in each case in connection with a stock option or stock purchase plan or agreement, management equity plan, phantom equity plan or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement, including any Capital Stock rolled over, accelerated or paid out by or to any Permitted Payee in connection with any transaction, or upon their death, disability or termination; provided that the aggregate amount of Restricted Payments under this clause (b) in any fiscal year shall not exceed in the aggregate the greater of (x) $15,000,000 and (y) 5.0% of Consolidated EBITDA for the most recently ended Test Period; provided, further, that any amount not so made as a Restricted Payment in the fiscal year for which it is permitted may be carried over to be made as a Restricted Payment in subsequent fiscal years so long as the aggregate amount of all Restricted Payments made in reliance on this paragraph (b) in any fiscal year does not exceed the greater of (x) $30,000,000 and (y) 10.0% of Consolidated EBITDA for the most recently ended Test Period; provided that such amounts permitted under this clause (b) may be increased by an aggregate amount not to exceed the sum of:

(i)             the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Capital Stock) of Parent and, to the extent contributed to Parent, the Net Cash Proceeds from the sale of Capital Stock of a Parent Entity, in each case to future, existing or former Permitted Payees that occurs after the Closing Date; plus

(ii)            the cash proceeds of key man life insurance policies received by Parent or its Subsidiaries (or any Parent Entity to the extent contributed to the Parent) after the Closing Date; plus

(iii)           the amount of any cash bonuses otherwise payable to future, present or former Permitted Payees that are foregone in exchange for the receipt of Capital Stock of the Parent pursuant to any compensation arrangement, including any deferred compensation plan; minus

(iv)           the amount of any Restricted Payments made since the Merger Effective Time with the Net Cash Proceeds described in the immediately foregoing clauses (i), (ii) and (iii) of this proviso;

(c)           the Parent may make Restricted Payments if, after giving effect thereto, the Total Leverage Ratio calculated on the date of incurrence thereof on a Pro Forma Basis would not exceed 3.00 to 1.00 (it being understood that any Restricted Payment permitted at the time it was made shall be deemed to be permitted notwithstanding that the conditions specified in this paragraph (c) for such Restricted Payment may no longer be satisfied thereafter); provided that no Event of Default shall have occurred and be continuing or would result therefrom);

(d)           the Parent may make Restricted Payments to effect the Transactions (including, for the avoidance of doubt, the Spinco Cash Distribution and any fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) related thereto);

(e)           the Parent may withhold shares of Capital Stock of the Parent from, and pay personal payroll taxes of employees in respect of vested restricted shares of, options to purchase and other equity incentive awards in respect of, the Capital Stock of the Parent or any Parent Entity;

(f)            [reserved];

(g)           the Parent may make additional Restricted Payments in an amount not to exceed the portion, if any, of the Available Amount on such date that the Parent elects to apply to this clause (g); provided that no Event of Default shall have occurred and be continuing or would result therefrom;

(h)           the Parent may make additional Restricted Payments in an aggregate amount pursuant to this paragraph (h), taken together with all other Restricted Payments previously made pursuant to this clause (h), not to exceed the greater of (x) $105,000,000 and (y) 35.0% of Consolidated EBITDA for the most recently ended Test Period;

(i)            the Parent may repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with) (or make provisions for withholdings in connection with), the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of, or tax withholdings with respect to, such warrants, options or other securities convertible into or exchangeable for Capital Stock as part of a “cashless” exercise;

(j)            [reserved];

(k)           to the extent constituting a Restricted Payment, the Parent may incur Indebtedness permitted by Section 7.2 and may consummate any transaction permitted by Section 7.4, Section 7.5 (other than Sections 7.5(c)) and Section 7.8 (other than Section 7.8(z) and 7.8(ff));

(l)            the Parent may pay any dividend or other distribution or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend, distribution or redemption contemplated by such declaration or redemption notice would have complied with the provisions of this Section 7.6;

(m)          the Parent may make additional Restricted Payments constituting any part of a Permitted Reorganization;

(n)           the Parent may make a distribution, by dividend or otherwise, of the Capital Stock of any Unrestricted Subsidiary (or a Subsidiary that owns one or more Unrestricted Subsidiaries; provided that such Subsidiary owns no assets other than Capital Stock of one or more Unrestricted Subsidiaries and immaterial assets incidental to the ownership thereof);

(o)           the Parent may make payments and distributions to satisfy dissenters’ rights (including in connection with, or as a result of, the exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential)), pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or Disposition that complies with Section 7.4, Section 7.5 or any other transaction permitted hereunder;

(p)           the Parent may make redemptions in whole or in part of any of its Capital Stock for another class of its Capital Stock or with proceeds from substantially concurrent equity contributions or issuances of new Capital Stock; provided that (i) if the class of Capital Stock in respect of which such new Capital Stock is issued is Qualified Capital Stock, such new Capital Stock shall be Qualified Capital Stock and (ii) such new Capital Stock shall contain terms and provisions, taken as a whole, that are not materially less advantageous to the Lenders in their capacities as such than those contained in the Capital Stock redeemed thereby; and

(q)           the Parent may make a Restricted Payment in respect of required withholding or similar non-U.S. Taxes with respect to any Permitted Payee and any repurchases of Capital Stock in consideration of such payments, including deemed repurchases in connection with the exercise of stock options or the issuance of restricted stock units or similar stock based awards.

7.7           [Reserved].

7.8           Investments. Make any advance, loan, extension of credit (by way of guaranty or otherwise) or capital contribution to, or purchase any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting a business unit of, or make any other investment in, any Person (all of the foregoing, “Investments”), except:

(a)           extensions of trade credit in the ordinary course of business or consistent with past practice;

(b)           investments in Cash Equivalents;

(c)           (i) Guarantee Obligations permitted by Section 7.2 and (ii) Guarantee Obligations arising in the ordinary course of business or consistent with past practice with respect to other obligations that do not constitute Indebtedness;

(d)           loans and advances to employees of the Parent or any Subsidiary or Parent Entity (including for travel, entertainment and relocation expenses) in an aggregate amount not to exceed the greater of (x) $15,000,000 and (y) 5.0% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding;

(e)           [reserved];

(f)            Investments by the Parent or any of its Subsidiaries in the Parent or any Person that, prior to or concurrently with such investment, is or becomes a Subsidiary; provided that the aggregate amount of Investments by Loan Parties in Subsidiaries that are not Loan Parties under this clause (f), together with the aggregate amount of Investments by Loan Parties made pursuant to the proviso to Section 7.8(j), shall not exceed the greater of (x) $120,000,000 and (y) 40.0% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding;

(g)           Investments in Joint Ventures or in any Person who, prior to the Investment, is not a Subsidiary and who becomes, as a result of the Investment, a Subsidiary that is not a Wholly Owned Subsidiary or in any other Subsidiary that is not a Loan Party in an aggregate amount pursuant to this Section 7.8(g), together with Investments outstanding pursuant to Section 7.8(ee), collectively, not to exceed the greater of (x) $135,000,000 and (y) 45.0% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding plus, in each case, all dividends, distributions, interest, payments, returns of capital, repayments of other amounts received in cash, by the Loan Parties from Joint Ventures and Persons who become a Subsidiary as a result of such Investment or from such other Subsidiaries that are not Loan Parties;

(h)           Investments in existence on the Effective Date and, to the extent in excess of $5,000,000, listed on Schedule 7.8(h); provided that no such Investment is increased except as committed pursuant to the terms thereof on the Effective Date or permitted by the other provisions of this Section 7.8;

(i)            each Finance Subsidiary may execute and deliver one or more promissory notes (having terms customary for similar notes issued in transactions similar to a Permitted Receivables Financing) to the Parent and its Subsidiaries representing the purchase price of receivables sold to such Finance Subsidiary in a Permitted Receivables Financing, and the Parent and its Subsidiaries may contribute receivables and other assets of the type referred to in the definition of “Permitted Receivables Financing” to the capital of any Finance Subsidiary in connection with a Permitted Receivables Financing;

(j)            acquisitions as long as, after giving effect thereto, the Parent would be in compliance on a Pro Forma Basis with the covenants in Section 7.1 for the most recently ended Test Period (in the case of any acquisition made in reliance on this Section 7.8(j) that is a Material Acquisition, after giving effect to any step-up applicable to Section 7.1(a) to the extent that the first Test Period ending after the date of the consummation of such Material Acquisition would be an Increased Test Period in accordance with the terms of Section 7.1(a)); provided that the aggregate cash consideration paid or payable by a Loan Party for all acquisitions of (1) Subsidiaries that do not become Loan Parties or (2) all or substantially all the assets of a person or division or line of business of a person that will not be held by a Loan Party shall not exceed, together with the aggregate amount of Investments by Loan Parties made in Subsidiaries that are not Loan Parties pursuant to the proviso to Section 7.8(f), the greater of (x) $120,000,000 and (y) 40.0% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding ;

(k)           Investments if, after giving effect thereto, the Total Leverage Ratio calculated on the date of incurrence thereof on a Pro Forma Basis would not exceed 3.25 to 1.00 (it being understood that any Investment permitted at the time it was made shall be deemed to be permitted notwithstanding that the conditions specified in this clause (k) for such Investment may no longer be satisfied thereafter); provided that no Event of Default shall have occurred and be continuing or would result therefrom;

(l)            Investments by the Parent or any of its Subsidiaries in an aggregate outstanding amount not to exceed the portion, if any, of the Available Amount on such date that the Parent elects to apply to this clause (l); provided that no Event of Default shall have occurred and be continuing or would result therefrom;

(m)          non-cash consideration received, to the extent permitted by the Loan Documents, in connection with the disposition of property permitted by this Agreement;

(n)           Investments consisting of extensions of credit in the nature of accounts receivable, notes receivable arising from the grant of trade credit, and guarantees for the benefit of existing or potential suppliers, customers, distributors, licensors, licensees, lessees and lessors, in each case in the ordinary course of business or consistent with past practice, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors;

(o)           Hedge Agreements entered into not for speculative purposes;

(p)           Investments in deposit accounts, securities accounts and commodity accounts maintained in the ordinary course of business, and to the extent constituting an Investment, Cash Management Obligations;

(q)           Investments by the Parent or any of its Subsidiaries in an aggregate amount (valued at cost) (for all Investments by the Parent and all Subsidiaries pursuant to this clause (q)) not to exceed the greater of (x) $135,000,000 and (y) 45.0% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding;

(r)            Investments to effect the Transactions;

(s)           Investments held by a Person that is acquired and becomes a Subsidiary or of a Person merged or amalgamated or consolidated into any Subsidiary, in each case after the Effective Date and which acquisition, merger, amalgamation or consolidation is permitted in accordance with another provision of this Section 7.8, to the extent that such Investments held by such Person were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation, and were in existence or committed to be made on the date of such acquisition, merger, amalgamation or consolidation;

(t)            any Investments in a Joint Venture to the extent such Investment is substantially contemporaneously repaid or refunded in full with a dividend or other distribution from such Joint Venture;

(u)           to the extent that they constitute Investments, purchases and acquisitions of inventory, supplies, materials or equipment or purchases, acquisitions, licenses (or other grants or rights to use or exploit) or leases of other assets, Intellectual Property, or other rights, in each case in the ordinary course of business or consistent with past practice;

(v)           Investments maintained in connection with any Loan Party’s deferred compensation (or equivalent) plan in the ordinary course of business;

(w)          Investments consisting of rebates and extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business or consistent with past practice;

(x)           any Investments acquired by the Parent or any of its Subsidiaries:

(i)            in exchange for any other Investment or accounts receivables held by the Parent or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of, or settlement or delinquent accounts and disputes with or judgments against, the issuer of such Investment or accounts receivable;

(ii)           as a result of a foreclosure by the Parent or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(iii)          as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates; or

(iv)          in settlement of debts created in the ordinary course of business;

(y)           Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and works compensation, performance and similar deposits in each case entered into as a result of the operations of the business in the ordinary course;

(z)            Investments in notes receivables payable to the Parent or any Subsidiary by the purchasers of assets purchased pursuant to Dispositions permitted in accordance with Section 7.5;

(aa)          [reserved];

(bb)         Investments in any Subsidiary consisting of reimbursement obligations in respect of the issuance of Letters of Credit for the account of such Subsidiary hereunder to support obligations of such Subsidiary;

(cc)          advances of payroll and benefits payments to Permitted Payees in the ordinary course of business;

(dd)         to the extent they constitute Investments, any letters of credit issued or created by the Parent or its Subsidiaries pursuant to Sections 7.2(aa) or (cc);

(ee)          Investments in Unrestricted Subsidiaries in an aggregate amount pursuant to this Section 7.8(ee), together with Investments outstanding pursuant to Section 7.8(g), collectively, not to exceed the greater of (x) $135,000,000 and (y) 45.0% of Consolidated EBITDA for the most recently ended Test Period plus, in each case, all dividends, distributions, interest, payments, returns of capital, repayments of other amounts received in cash, by Loan Parties from Unrestricted Subsidiaries;

(ff)           Investments consisting of (or resulting from) Indebtedness permitted under Section 7.2, Liens permitted under Section 7.3, transactions permitted by Section 7.4, Restricted Payments permitted under Section 7.6 (other than Section 7.6(k)), Restricted Debt Payments permitted by Section 7.15 and Dispositions permitted by Section 7.5 (other than Section 7.5(c));

(gg)         Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, licensors, sublicensors, licensees and sublicensees;

(hh)         [reserved];

(ii)            (i) Guarantees of leases or subleases (in each case other than Capital Leases) or of other obligations not constituting Indebtedness, (ii) Guarantees of the lease obligations of suppliers, customers, franchisees and licensees of the Parent and/or its Subsidiaries, in each case, in the ordinary course of business or consistent with past practice and (iii) Investments consisting of guarantees of any supplier’s obligations in respect of commodity contracts solely to the extent such commodities related to the materials or products to be purchased by the Parent or any Subsidiary;

(jj)           Investments in Subsidiaries in connection with any Permitted Reorganization;

(kk)         [reserved];

(ll)           unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable Requirements of Law;

(mm)       Investments consisting of the licensing, sublicensing or contribution of any Intellectual Property pursuant to joint marketing, collaboration or other similar arrangements with other Persons;

(nn)        contributions in connection with compensation arrangements to a “rabbi” trust for the benefit of employees, directors, partners, members, consultants, independent contractors or other service providers or other grantor trust subject to claims of creditors in the case of a bankruptcy of Parent or any of its Subsidiaries;

(oo)        Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments otherwise permitted under this Section 7.8 and any other pledges or deposits permitted by Section 7.3;

(pp)        Term Loans repurchased by the Parent or a Subsidiary pursuant to and subject to immediate cancellation in accordance with this Agreement; and

(qq)        Guarantee Obligations of Parent or any Subsidiary in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of Parent to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States.

Any Investment that when made complies with the requirements of the definition of the term “Cash Equivalents” may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements.

Notwithstanding the foregoing, no Investment consisting of or resulting from any transfer or other Disposition of any material Intellectual Property by the Parent or any Subsidiary may be made to an Unrestricted Subsidiary except pursuant to clause (ee) above.

7.9           [Reserved].

7.10         Transactions with Affiliates. Enter into or suffer to exist any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees with any non-consolidated Affiliate involving aggregate payments or consideration in excess of the greater of (x) $22,500,000 and (y) 7.5% of Consolidated EBITDA for the most recently ended Test Period; provided that the foregoing restriction shall not apply to:

(a)           the Transactions;

(b)           transactions or agreements between or among any of the Parent and its Subsidiaries;

(c)           transactions in effect on the Effective Date, and to the extent in excess of $5,000,000, listed on Schedule 7.10 and any amendment, modification or extension to the agreements governing such transactions to the extent such amendment, modification or extension, taken as a whole, is not materially (i) adverse to the Lenders or (ii) more disadvantageous to the Lenders than the relevant transaction in existence on the Effective Date;

(d)           [reserved];

(e)           transactions that (a) are upon fair and reasonable terms not materially less favorable to the Parent and its Subsidiaries than would be obtained in a comparable arm’s length transaction with a Person that is not a non-consolidated Affiliate or (b) if in the good faith judgment of the board of directors of the Parent no comparable transaction is available with which to compare such transaction, such transaction is fair to the Parent and its Subsidiaries from a financial point of view;

(f)            any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of the Parent or any Subsidiary or any Parent Entity;

(g)           (i) any collective bargaining, employment, indemnification, expense reimbursement or severance agreement or compensatory (including profit sharing) arrangement entered into by the Parent or any of its Subsidiaries with any Permitted Payee, (ii) any subscription agreement or similar agreement pertaining to the repurchase of Capital Stock pursuant to put/call rights or similar rights with any Permitted Payee and (iii) payments or other transactions pursuant to any management equity plan, employee compensation, benefit plan, stock option plan or arrangement, equity holder arrangement, supplemental executive retirement benefit plan, any health, disability or similar insurance plan, or any employment contract or arrangement which covers any Permitted Payee and payments pursuant thereto;

(h)           Indebtedness permitted by Section 7.2, Liens permitted by Section 7.3 (other than Section 7.3(jj)), transactions permitted by Section 7.4, Restricted Payments permitted under Section 7.6 (other than Section 7.6(k)), Investments permitted under Section 7.8 (other than Section 7.8(z) and Section 7.8(ff)) and Restricted Debt Payments permitted by Section 7.15);

(i)            (i) the formation of a joint venture or similar entity (and Investments permitted in connection therewith), which would constitute a transaction with an Affiliate solely as a result of the Parent or any Subsidiary owning Capital Stock of, or otherwise controlling, such joint venture or similar entity and (ii) transactions with any Person that is an Affiliate solely because a director or officer (or equivalent manager) of such Person is a director or officer (or equivalent manager) of the Parent or any Subsidiary;

(j)            the payment of customary fees and reasonable out-of-pocket costs to, and indemnities provided on behalf of, members of the board of directors (or similar governing body), officers, employees, members of management, managers, consultants and independent contractors of the Parent or any of its Subsidiaries in the ordinary course of business;

(k)           any transaction in respect of which the Parent delivers to the Administrative Agent a letter addressed to the board of directors (or equivalent governing body) of the Parent from an accounting, appraisal or investment banking firm of nationally recognized standing stating that such transaction is fair to the Parent or such Subsidiary from a financial point of view or stating that the terms, when taken as a whole, are not substantially less favorable to the Parent or the applicable Subsidiary than might be obtained at the time in a comparable arm’s length transaction from a Person who is not an Affiliate;

(l)            (i) Investments by Affiliates in securities or other Indebtedness of the Parent or any Subsidiary (and payment of reasonable out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the Investment is being offered by the Parent or such Subsidiary generally to other investors on the same or more favorable terms and (ii) payments to Affiliates in respect of securities or other Indebtedness of the Parent or any Subsidiary contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Parent and the Subsidiaries, in each case, in accordance with the terms of such securities or other Indebtedness;

(m)          any transaction that is approved by the majority of the members of the board of directors (or similar governing body) of the Parent in good faith; and

(n)           transactions undertaken in the ordinary course of business or consistent with past practice pursuant to membership in a purchasing consortium.

7.11         Sales and Leasebacks. Enter into or suffer to exist any arrangement with any Person providing for the leasing by the Parent or any Subsidiary of real or personal property that has been or is to be sold or transferred in a related transaction by the Parent or such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of the Parent or such Subsidiary; provided that any such transaction shall be permitted so long as (i) such transaction is on an arm’s length basis and (ii) the resulting Indebtedness is permitted by Section 7.2; provided that no Event of Default shall have occurred and be continuing or would result therefrom and such sale/leaseback shall be for no less than the fair market value of such property at the time of such sale/leaseback as determined by the Parent in good faith (collectively, the “Permitted Sale/Leasebacks”) (the Parent agreeing that all Permitted Sale/Leasebacks shall be Asset Sales and any Lien on or security interests in any such property created by the Loan Documents shall be automatically released upon consummation of such Permitted Sale/Leasebacks and the Collateral Agent shall take any action reasonably requested by the Parent to evidence such release).

7.12         Changes in Fiscal Periods. Permit the fiscal year of the Parent to end on a day other than May 31 of each year; provided, however, that the Parent may, upon written notice to the Administrative Agent, change the financial reporting convention above to (x) a calendar year-end convention or (y) any other financial reporting convention reasonably acceptable to the Administrative Agent, in which case, the Parent and the Administrative Agent will, and are hereby authorized by the Lenders to, make any amendments to this Agreement that are necessary, in the reasonable judgment of the Administrative Agent and the Parent, to reflect such change in fiscal year.

7.13         Negative Pledge Clauses. Enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of the Parent or any of its Subsidiaries (other than Excluded Subsidiaries (except to the extent any Subsidiary is an Excluded Subsidiary solely pursuant to clause (iii) of the definition thereof)) to create, incur, assume or suffer to exist any Lien upon any of its property (other than Parent Stock and other Excluded Assets) or revenues, whether now owned or hereafter acquired, to secure its obligations under the Loan Documents to which it is a party other than:

(a)           (i) this Agreement and the other Loan Documents, (ii) the documentation for Indebtedness permitted pursuant to Section 7.2(c) or 7.2(f), and (iii) the documentation for any Indebtedness permitted by Section 7.2(l) or 7.2(p); provided, that such documentation permits the Liens on the Collateral securing the obligations under the Loan Documents as in effect on the date of incurrence thereof;

(b)           any agreements governing secured Indebtedness permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets securing such Indebtedness) or Permitted Receivables Financings or Supply Chain Financings (in which case, any prohibition or limitation shall only be effective against the assets included in such Permitted Receivables Financing or Supply Chain Financings);

(c)           restrictions by reason of customary provisions restricting assignments, subletting, licensing, sublicensing or other transfers (including the granting of any Lien) contained in leases, subleases, licenses, sublicenses, joint venture agreements, asset sale agreements, trading, netting, operating, construction, service, supply, purchase, sale or other agreements entered into in the ordinary course of business or consistent with past practice (each of the foregoing, a “Covered Agreement”) (provided that such restrictions are limited to the relevant Covered Agreement and/or the property or assets secured by such Liens or the property or assets subject to such Covered Agreement);

(d)           customary restrictions on the creation of Liens on any property or assets arising under a security agreement governing a Lien permitted under this Agreement;

(e)           customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary or any assets pending such sale; provided such restrictions and conditions apply only to the Subsidiary or assets that are to be sold and such sale is permitted hereunder;

(f)            customary restrictions in Intellectual Property license agreements;

(g)           any encumbrance or restriction assumed in connection with an acquisition of the property or Capital Stock of any Person, so long as such encumbrance or restriction relates solely to the Person and its subsidiaries (including the Capital Stock of the relevant Person or Persons) and/or property so acquired (or to the Person or Persons (and its or their subsidiaries) bound thereby) and was not created in contemplation of such acquisition;

(h)           restrictions imposed by customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements (i) relating to the transfer of the assets of, or ownership interests in, the relevant partnership, limited liability company, joint venture or any similar Person (or any “shell company” Parent with respect thereto), (ii) relating to such joint venture or its members or (iii) entered into in the ordinary course of business;

(i)            restrictions on cash or other deposits permitted under Section 7.3 and/or 7.8 and any net worth or similar requirements, including such restrictions or requirements imposed by Persons under contracts entered into in the ordinary course of business or for whose benefit such cash or other deposits or net worth requirements exist;

(j)            restrictions (i) set forth in documents which exist on the Effective Date or (ii) which are contemplated as of the Effective Date and, in the case of this clause (ii), to the extent the assets or property subject to such restriction are in excess of $5,000,000, set forth on Schedule 7.13;

(k)           restrictions arising under or as a result of applicable Requirements of Law or the terms of any license, authorization, concession or permit issued or granted by a Governmental Authority;

(l)            restrictions with respect to any Subsidiary that was previously an Unrestricted Subsidiary, pursuant to or by reason of an agreement that such Subsidiary is a party to or entered into before the date on which such Subsidiary became a Subsidiary; provided that such agreement was not entered into in anticipation of such Subsidiary or such Unrestricted Subsidiary becoming a Subsidiary and any such restriction does not extend to any assets or property of the Parent or any other Subsidiary other than the assets and property of such Subsidiary;

(m)          restrictions arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be incurred after the Merger Effective Time if the relevant restrictions, taken as a whole, are not materially less favorable to the Lenders than the restrictions contained in this Agreement, taken as a whole (as determined by the Borrower in good faith) or are on then market terms for such type of Indebtedness (as determined by the Borrower in good faith); and

(n)           other restrictions or encumbrances imposed by any amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing of the contracts, instruments or obligations referred to in the preceding clauses of this Section 7.13; provided that no such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing is, in the good faith judgment of the Parent, materially more restrictive with respect to such encumbrances and other restrictions, taken as a whole, than those in effect prior to the relevant amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

7.14         Lines of Business. Enter into any material business, either directly or through any Subsidiary, except for those businesses substantially similar to the businesses in which the Parent and its Subsidiaries are engaged on at the Merger Effective Time, after giving effect to the Transactions, or that are reasonably related, complementary, synergistic or ancillary thereto or reasonable extensions thereof.

7.15         Optional Payments and Modifications of Subordinated Indebtedness. (i) Make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Subordinated Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, defeasance, cancelation or termination of such Subordinated Indebtedness (collectively, “Restricted Debt Payments”), or (ii) amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms of any agreement, instrument or other document evidencing Subordinated Indebtedness (other than any such amendment, modification, waiver or other change that (x) is permitted by the terms of the applicable subordination or intercreditor agreement or (y) is not in the good faith judgment of the Parent materially adverse to the Lenders); provided that, so long as no Event of Default under Section 8(a) or 8(f) has occurred and is continuing, the Parent and its Subsidiaries may:

(a)           make regularly scheduled interest and principal payments as and when due in respect of any Subordinated Indebtedness, other than payments prohibited by the subordination provisions thereof;

(b)           refinance Subordinated Indebtedness with Permitted Refinancings;

(c)           make payments of or in respect of Subordinated Indebtedness made solely with the Net Cash Proceeds of Qualified Capital Stock issued by the Parent or any Parent Entity after the Merger Effective Time;

(d)           (A) convert any Subordinated Indebtedness into Qualified Capital Stock of Parent or Capital Stock of any Parent Entity and (B) to the extent constituting a Restricted Debt Payment, pay payment-in-kind interest with respect to any Indebtedness that is permitted under Section 7.2;

(e)           make Restricted Debt Payments in an aggregate amount not to exceed the portion, if any, of the Available Amount on such date that the Parent elects to apply to this clause (e); provided that no Event of Default shall have occurred and be continuing or would result therefrom;

(f)            make additional payments of or in respect of Subordinated Indebtedness; provided that the aggregate principal amount of such payments pursuant to this clause (f) may not exceed the greater of (x) $45,000,000 and (y) 15.0% of Consolidated EBITDA for the most recently ended Test Period;

(g)           make unlimited Restricted Debt Payments at any time the Total Leverage Ratio does not exceed than 3.00 to 1.00 calculated on the date of incurrence thereof on a Pro Forma Basis after giving effect to such payment (it being understood and agreed that any fee, premium or expense paid or payable in connection with such payment shall not be subject to or included within the calculation of such amount); and

(h)           make payments as part of, or to enable another Person to make, an “applicable high yield discount obligation” catch-up payment.

7.16         Use of Proceeds. Request any Loan or Letter of Credit, and no Borrower nor any Subsidiary shall use, and shall use commercially reasonable efforts to procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Loan or Letter of Credit (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) for the purpose of directly or, to any Borrower’s Knowledge, indirectly funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, except to the extent permitted for a Person required to comply with Sanctions, or (c) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

Section 8.          EVENTS OF DEFAULT

If any of the following events shall occur and be continuing (x) with respect to Section 8(a), Section 8(f) (until the Merger Effective Time, solely with respect to the Borrower), Section 8(k)(i) and Section 8(m)(i), on and after the Effective Date and (y) otherwise, on and after the Merger Effective Time:

(a)           (i) any Borrower shall fail to pay any principal of any Loan or Reimbursement Obligation when due in accordance with the terms hereof; or (ii) any Borrower shall fail to pay any interest on any Loan or Reimbursement Obligation, or any other amount payable hereunder or under any other Loan Document, in the case of this clause (ii), within five Business Days after any such interest or other amount becomes due in accordance with the terms hereof; or

(b)           any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made and, to the extent capable of being corrected, such inaccuracy is not corrected on or prior to 30 days from the earlier of (x) the first date a Responsible Officer of the Parent has Knowledge of such inaccuracy and (y) the date on which the Parent received notice thereof from the Administrative Agent or the Required Lenders of such misrepresentation; or

(c)           any Loan Party shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 6.4(a) (in each case with respect to legal existence of any Borrower only), Section 6.7(a) or Section 7 of this Agreement; or

(d)           any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days after receipt of written notice thereof by the Parent from the Administrative Agent or the Required Lenders; or

(e)           the Parent or any of its Subsidiaries shall (i) default in making any payment of any principal of or interest on any Indebtedness (excluding Indebtedness under the Loan Documents) when due, in each case, beyond the period of grace, if any, provided therefor or (ii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, in each case of clauses (i) or (ii) the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity; provided, that a default, event or condition described in clause (i) or (ii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i) or (ii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the aggregate outstanding principal amount of which exceeds in the aggregate of $100,000,000 for the Parent and its Subsidiaries; or

(f)            (i) the Parent or any of Significant Subsidiaries shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Parent or any of its Significant Subsidiaries shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Parent or any of its Significant Subsidiaries any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days; or (iii) there shall be commenced against the Parent or any of its Significant Subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) the Parent or any of its Significant Subsidiaries shall take any corporate action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above (except for any such case, proceeding or action in connection with any liquidation or dissolution otherwise permitted pursuant to Section 7.4 of this Agreement); or (v) the Parent or any of its Significant Subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

(g)           (i) any Person shall engage in any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any “failure to meet the minimum funding standards” (as defined in Section 412 of the Code or 302 of ERISA), whether or not waived, shall exist with respect to any Plan or any Lien in favor of the PBGC or a Plan shall arise on the assets of the Parent or any Commonly Controlled Entity, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Plan, which Reportable Event or commencement of proceedings or appointment of a trustee would reasonably be expected to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) any Plan shall terminate for purposes of Title IV of ERISA, (v) the Parent or any Commonly Controlled Entity shall, or would reasonably be expected to, incur any liability in connection with a withdrawal or partial withdrawal from, or the Insolvency of, a Multiemployer Plan,; or (vi) any other event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition, together with all other such events or conditions, if any, could be expected to have a Material Adverse Effect; or

(h)           one or more judgments or decrees shall be entered against the Parent or any of its Subsidiaries involving in the aggregate for the Parent and its Subsidiaries a liability (not covered by insurance as to which the relevant insurance company has not denied coverage) of $100,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof (it being understood that, notwithstanding the definition of “Default,” no “Default” shall be triggered solely by the rendering of a judgment or judgments prior to the lapse of such 60 day period so long as such judgments are capable of satisfaction by payment at any time); or

(i)            any of the Security Documents shall cease, for any reason, to be in full force and effect, or any Loan Party shall so assert in writing, or any Lien created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby on a material portion of the Collateral, except to the extent that such cessation results from the failure of the Collateral Agent to maintain possession of certificates representing securities pledged or to file continuation statements under the Uniform Commercial Code of any applicable jurisdiction; or

(j)            any material portion of the guarantees contained in the Guarantee Agreement, taken as a whole, shall cease, for any reason, to be in full force and effect (other than as permitted in a Loan Document or in accordance with its terms) or any Loan Party shall so assert; or

(k)           (A) prior to the Distribution, the Seller ceases to own 100% of the Capital Stock of the Company, (B) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), shall become the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of more than 35.0% of the outstanding common voting stock of the Parent, or (C) the board of directors of the Parent shall cease to consist of a majority of Continuing Directors (collectively, a “Change of Control”), provided that the Transactions shall not constitute a Change of Control; or

(l)            [reserved]; or

(m)          (i) Each of the Separation, the Contribution, the Merger and the Distribution does not occur on or prior to the Closing Date or on or prior to the Business Day immediately following the Closing Date and (ii) any Loan Party fails to perform or observe any term, covenant or agreement contained in Section 6.12 within the applicable time period therefor set forth therein.

then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to any Borrower, automatically the Revolving Commitments shall immediately terminate and the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) shall immediately become due and payable, and (B) if such event is any other Event of Default, either or both of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrowers declare the Revolving Commitments to be terminated forthwith, whereupon the Revolving Commitments thereof shall immediately terminate; and (ii) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrowers, declare the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) to be due and payable forthwith, whereupon the same shall immediately become due and payable. With respect to all Letters of Credit with respect to which presentment for honor shall not have occurred at the time of an acceleration pursuant to this paragraph, each applicable Borrower shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit. Amounts held in such cash collateral account shall be applied by the Administrative Agent to the payment of drafts drawn under such Letters of Credit, and the unused portion thereof after all such Letters of Credit shall have expired or been fully drawn upon, if any, shall be applied to repay other obligations of each such Borrower hereunder and under the other Loan Documents. After all such Letters of Credit shall have expired or been fully drawn upon, all Reimbursement Obligations shall have been satisfied and all other obligations of the Borrowers hereunder and under the other Loan Documents then due and payable shall have been paid in full, the balance, if any, in such cash collateral account shall be returned to the applicable Borrower(s) (or such other Person as may be lawfully entitled thereto). Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived by each Borrower.

Notwithstanding anything to the contrary contained in this Section 8, in the event that the Parent fails to comply with the requirement of the Financial Covenants, from the beginning of any fiscal period until the expiration of the 15th Business Day following the date financial statements referred to in Section 6.1(a) or (b) are required to be delivered in respect of such fiscal period for which such Financial Covenant is being measured (such date, the “Cure Right Expiration Date”), any holder of Capital Stock of Parent or any Parent Entity shall have the right to cure such failure (the “Cure Right”) by causing cash net equity proceeds derived from an issuance of Capital Stock (other than Disqualified Capital Stock, unless reasonably satisfactory to the Administrative Agent) by the Parent (or from a contribution to the common equity capital of the Parent) to be contributed, directly or indirectly, as cash common equity to Parent, and upon receipt by Parent of such cash contribution (such cash amount being referred to as the “Cure Amount”) pursuant to the exercise of such Cure Right, such Financial Covenant shall be recalculated giving effect to the following pro forma adjustments: (i) Consolidated EBITDA shall be increased, solely for the purpose of determining the existence of an Event of Default resulting from a breach of the Financial Covenants with respect to any period of four consecutive fiscal quarters that includes the fiscal quarter for which the Cure Right was exercised and not for any other purpose under this Agreement, by an amount equal to the Cure Amount; (ii) Consolidated Total Debt shall be decreased solely to the extent proceeds of the Cure Amount are actually applied to prepay any of the Facilities and there shall be no pro forma reduction in Indebtedness with the proceeds of the Cure Amount for determining compliance with the Financial Covenants unless such proceeds are actually applied to prepay Indebtedness under the Facilities; and (iii) if, after giving effect to the foregoing recalculations, the Parent shall then be in compliance with the requirements of the Financial Covenants, the Parent shall be deemed to have satisfied the requirements of the Financial Covenants as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of such financial covenants that had occurred shall be deemed cured for the purposes of this Agreement; provided that (A) in each period of four consecutive fiscal quarters there shall be at least two fiscal quarters in which no Cure Right is made, (B) there shall be a maximum of five Cure Rights made during the term of this Agreement, (C) each Cure Amount shall be no greater than the amount expected to be required to cause the Borrowers to be in compliance with the Financial Covenants and (D) except as provided in subclause (ii) immediately above, the Cure Amounts shall be disregarded for all other purposes under the Loan Documents; provided, further that upon the Administrative Agent receiving a written notice from any Borrower in the case of any Default or Event of Default resulting from the failure to perform or observe the Financial Covenants, from the beginning of any fiscal period until the Cure Right Expiration Date, of its intent to exercise its rights under this paragraph, neither the Administrative Agent nor any Lender shall exercise any rights or remedies under this Section 8 (or under any other Loan Document) available solely as a result of the continuance of any Default or Event of Default on the basis of any actual or purported failure to comply with the Financial Covenants (and such Default or Event of Default shall be deemed not to have occurred (provided no Revolving Loans or Swingline Loans (other than Letter of Credit Reimbursement Loans) shall be required to be made and no Letter of Credit shall be required to be issued unless and until such breach of the Financial Covenants is waived or cured with the proceeds of a Cure Amount)) unless such Default or Event of Default is not cured with the proceeds of a Cure Amount on or prior to the Cure Right Expiration Date.

Section 9.          THE AGENTS

9.1           Appointment.

(a)           Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

(b)           The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders and the Swingline Lender and each Issuing Lender hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender, Swingline Lender and Issuing Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto.

(c)           [reserved].

(d)           Each Lender, Swingline Lender and Issuing Lender irrevocably authorizes and instructs the Administrative Agent to, and the Administrative Agent shall (i) subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 7.3 (other than Sections 7.3(a), (b), (c), (e), (g), (h), (k), (o), (p), (u), (y), (jj), (ll), and (tt)); and (ii) enter into subordination, intercreditor or similar agreements (and take any action pursuant thereto) with respect to Indebtedness that is (A) required or permitted to be subordinated hereunder or (B) secured by Liens, and with respect to which Indebtedness, this Agreement contemplates an intercreditor, subordination, or similar agreement.

(e)           The Administrative Agent is authorized to enter into First Lien Intercreditor Agreements, Junior Lien Intercreditor Agreements and any other intercreditor, subordination, or similar agreement reasonably acceptable to it and contemplated hereby with respect to any Indebtedness (i) that is (A) required or permitted to be subordinated hereunder or (B) secured by Liens and (ii) which contemplates an intercreditor, subordination or collateral trust agreement (any such other intercreditor agreement, an “Additional Agreement”), and the Lenders, Swingline Lender and Issuing Lenders hereto acknowledge that each First Lien Intercreditor Agreement, Junior Lien Intercreditor Agreement and Additional Agreement is binding upon them. Each Lender, Swingline Lender and Issuing Lender hereby (A) consents to the subordination of the Liens on the Collateral securing the Obligations on the terms set forth in any First Lien Intercreditor Agreement, Junior Lien Intercreditor Agreement or any Additional Agreement, (B) agrees that it will be bound by, and will not take any action contrary to, the provisions of any First Lien Intercreditor Agreement, Junior Lien Intercreditor Agreement or any Additional Agreement and (C) authorizes and instructs the Administrative Agent to enter into any First Lien Intercreditor Agreement, Junior Lien Intercreditor Agreement or Additional Agreement (and take any action pursuant thereto) and to subject the Liens on the Collateral securing the Obligations to the provisions thereof.

9.2           Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

9.3           Exculpatory Provisions. Neither any Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person’s own bad faith, gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Agents shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

9.4           Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrowers), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders) if the Administrative Agent believes in good faith that such action shall expose it to liability or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

9.5           Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default hereunder unless the Administrative Agent has received notice from a Lender or a Borrower referring to this Agreement, describing such Default and stating that such notice is a “notice of default”. In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default as shall be reasonably directed by the Required Lenders as set forth in this Agreement (or, if so specified by this Agreement, all Lenders); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default as it shall deem advisable in the best interests of the Lenders and permitted by this Agreement.

9.6           Non-Reliance on Agents and Other Lenders; Acknowledgements of Lenders and Issuing Lenders.

(a)           Each Lender expressly acknowledges that neither the Agents nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by any Agent hereinafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Each Lender and each Issuing Lender represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility, (ii) it is engaged in making, acquiring or holding commercial loans and in providing other facilities set forth herein as may be applicable to such Lender or Issuing Lender, in each case in the ordinary course of business, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument (and each Lender and each Issuing Lender agrees not to assert a claim in contravention of the foregoing), (iii) it has, independently and without reliance upon the Administrative Agent, any Arranger, or any other Lender or Issuing Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement as a Lender, and to make, acquire or hold Loans hereunder and (iv) it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender or such Issuing Lender, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities. Each Lender and each Issuing Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, any Arranger or any other Lender or Issuing Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning the Borrower and its Affiliates) as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

(b)           Each Lender, by delivering its signature page to this Agreement on the Effective Date, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Effective Date.

(c)           (i) Each Lender and each Issuing Lender hereby agrees that (x) if the Administrative Agent notifies such Lender or Issuing Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender or Issuing Lender (whether or not known to such Lender or Issuing Lender), and demands the return of such Payment (or a portion thereof), such Lender or Issuing Lender, as the case may be, shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender of Issuing Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (y) to the extent permitted by applicable law, such Lender or Issuing Lender shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including without limitation any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender or Issuing Lender under this Section 9.6(c) shall be conclusive, absent manifest error.

(ii)           Each Lender and each Issuing Lender hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (y) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment.  Each Lender and each Issuing Lender agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender or Issuing Lender, as the case may be, shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender or Issuing Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(iii)           (x) In the event an erroneous Payment (or portion thereof) is not recovered from any Lender or Issuing Lender, as applicable, that has received such Payment (or portion thereof) for any reason (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender or Issuing Lender at any time, (i) such Lender or Issuing Lender shall be deemed to have assigned its Loans (but not its Revolving Commitments or L/C Commitments) with respect to which such erroneous Payment was made (the “Erroneous Payment Impacted Loan”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Revolving Commitments or L/C Commitments) of the Erroneous Payment Impacted Loans, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and each Borrower is hereby (together with the Parent) deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment, and such Lender or Issuing Lender shall deliver any Notes evidencing such Loans to the Parent or the Administrative Agent, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender or Issuing Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning Issuing Lender shall cease to be a Lender or Issuing Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Revolving Commitments and L/C Commitments which shall survive as to such assigning Lender or assigning Issuing Lender and (iv) the Administrative Agent may reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment; provided, that for the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Revolving Commitments or L/C Commitments of any Lender or Issuing Lender and such Revolving Commitments and L/C Commitments shall remain available in accordance with the terms of this Agreement and (y) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by such Borrower or any other Loan Party; provided, that for the avoidance of doubt, clauses (x) and (y) above shall not apply to the extent any such Payment is, and solely with respect to the amount of such Payment that is, comprised of funds received by the Administrative Agent from or on behalf of a Borrower or any other Loan Party for the purpose of making such Payment.

(iv)          Each party’s obligations under this Section 9.6(c) shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations under any Loan Document.

9.7           Indemnification. The Lenders agree to severally indemnify each Agent in its capacity as such (to the extent not reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent’s bad faith, gross negligence or willful misconduct. The agreements in this Section 9.7 shall survive the payment of the Loans and all other amounts payable hereunder.

9.8           Agent in Its Individual Capacity. Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent was not an Agent. With respect to its Loans made or renewed by it and with respect to any Letter of Credit issued or participated in by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.

9.9           Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 20 days’ notice to the Lenders and the Borrowers. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 8(a) or Section 8(f) with respect to any Borrower shall have occurred and be continuing) be subject to approval by the Borrowers (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term “Administrative Agent” shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 20 days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint (with the consent of the Borrowers (to the extent required by the immediately preceding sentence)) a successor agent as provided for above. After any retiring Administrative Agent’s resignation as Administrative Agent, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

9.10         Certain ERISA Matters. (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i)            such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii)           the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii)          (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv)          such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)           In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of the Administrative Agent, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

9.11         Agents. None of the Arrangers or Agents (other than the Administrative Agent) identified in this Agreement shall have any rights, powers, obligations, liabilities, responsibilities or duties under this Agreement or any other Loan Document, except in its capacity, as applicable, as a Lender, a Swingline Lender or an Issuing Lender hereunder. Without limiting any other provision of this Section 9, no such Arranger or Agent in its capacity as such shall have or be deemed to have any fiduciary relationship with any Lender (including any Swingline Lender or any Issuing Lender) or any other Person by reason of this Agreement or any other Loan Document.

9.12         Credit Bidding. The Credit Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including by accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar laws in any other jurisdictions to which a Loan Party is subject, or (b) at any other sale, foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the Obligations owed to the Credit Parties shall be entitled to be, and shall be, credit bid by the Administrative Agent at the direction of the Required Lenders on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase). In connection with any such bid, (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles, (ii) each of the Credit Parties’ ratable interests in the Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale, (iii) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed, directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Required Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 10.1), (iv) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Credit Parties, ratably on account of the relevant Obligations which were credit bid, interests, whether as equity, partnership interests, limited partnership interests or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle, all without the need for any Credit Party or acquisition vehicle to take any further action, and (v) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of Obligations credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Credit Parties pro rata with their original interest in such Obligations and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Obligations shall automatically be cancelled, without the need for any Credit Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Obligations of each Credit Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause (ii) above, each Credit Party shall execute such documents and provide such information regarding the Credit Party (and/or any designee of the Credit Party which will receive interests in or debt instruments issued by such acquisition vehicle) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.

Section 10.        MISCELLANEOUS

10.1         Amendments and Waivers.

(a)           Neither this Agreement, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 10.1. The Required Lenders and each Loan Party that is a party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Administrative Agent and each Loan Party that is a party to the relevant Loan Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall: (i) forgive the principal amount or extend the final scheduled date of maturity of any Loan or extend any L/C Participant’s interest in any Issuing Lender’s obligations and rights under any Letter of Credit beyond the Revolving Termination Date, extend the scheduled date of any amortization payment in respect of any Term Loan, reduce the stated rate of any interest or fee payable hereunder (except (x) in connection with the waiver of applicability of any post-default increase in interest rates, (y) that any amendment or modification in the financial definitions in this Agreement shall not constitute a reduction in the rate of interest or commitment fee for purposes of this clause (i) and (z) in each case of this clause (i), waivers of, or consents or departures from, mandatory prepayments, mandatory reductions of commitments, or of any Default or Event of Default), or extend the scheduled date of any payment hereunder, or increase the amount or extend the expiration date of any Lender’s Revolving Commitment with respect to any Lender or increase the amount of or extend the expiration or termination date of the Tranche A Term Commitment with respect to any Lender, in each case without the consent of each Lender directly affected thereby; (ii) reduce any percentage specified in the definition of Required Lenders or Required Revolving Lenders, or change any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any term thereof, release all or substantially all of the Collateral (other than as otherwise permitted hereunder or in the other Loan Documents) under the Collateral Agreement or release all or substantially all of the value of the guarantees (other than as otherwise permitted hereunder or in the other Loan Documents) under the Guarantee Agreement, in each case without the consent of all Lenders or reduce the percentage specified in the definition of Majority Facility Lenders with respect to any Facility without the consent of all Lenders under such Facility; (iii) amend or modify any provision of Section 5.03 of the Collateral Agreement without the consent of each Lender directly and adversely affected thereby; (iv) amend, modify or waive any provision of Section 2.19 in a manner that would alter the pro rata sharing of payments or Section 10.7(a) without the consent of each Lender directly and adversely affected thereby, or amend, modify or waive any other provision of Section 2.19 without the consent of the Majority Facility Lenders in respect of each Facility adversely affected thereby; (v) subordinate (x) the Liens securing any of the Obligations on all or substantially all of the Collateral (“Existing Liens”) to the Liens securing any other Indebtedness or other obligations or (y) any Obligations in contractual right of payment to any other Indebtedness or other obligations (any such other Indebtedness or other obligations, to which such Liens securing any of the Obligations or such Obligations, as applicable, are subordinated, “Senior Indebtedness”) without the prior written consent of each Lender adversely affected thereby (which, notwithstanding the foregoing, such consent of such Lender directly adversely affected thereby shall be the only consent required hereunder to make such modification), in either the case of subclause (x) or (y), unless (i) in connection with (w) a debtor-in-possession facility, (x) any purchase money Indebtedness, (y) a bona fide “asset-based” revolving credit facility or (z) any other Indebtedness permitted by the terms of the Loan Documents to be secured on a senior basis to the Facilities or (ii) each adversely affected Lender has been offered a bona fide opportunity to fund or otherwise provide its pro rata share (based on the amount of Obligations that are adversely affected thereby held by each Lender) of the Senior Indebtedness on the same terms (other than arrangement, structuring, or similar fees that are not paid ratably to the Lenders providing such Senior Indebtedness, bona fide backstop fees and reimbursement of counsel fees and other expenses in connection with the negotiation of the terms of such transaction; such fees and expenses, “Ancillary Fees”) as offered to all other providers (or their Affiliates) of the Senior Indebtedness and to the extent such adversely affected Lender decides to participate in the Senior Indebtedness, receive its pro rata share of the fees and any other similar benefit (other than Ancillary Fees) of the Senior Indebtedness afforded to the providers of the Senior Indebtedness (or any of their Affiliates) in connection with providing the Senior Indebtedness pursuant to a written offer made to each such adversely affected Lender describing the material terms of the arrangements pursuant to which the Senior Indebtedness is to be provided, which offer shall remain open to each adversely affected Lender for a period of not less than five Business Days; (vi) [reserved]; (vii) amend, modify or waive any provision of Section 9 without the consent of the Administrative Agent; (viii) amend, modify or waive any provision of Section 2.8 or 2.9 without the consent of the Swingline Lender; (ix) amend, modify or waive any provision of Section 3 without the consent of each Issuing Lender; (x) add any currencies as Foreign Currencies under this Agreement in which a Lender is required to make Loans, in each case without the written consent of each Lender directly and adversely affected thereby; (xi) consent to the assignment or transfer by any Borrower of any of its rights and obligations under this Agreement and the other Loan Documents without the consent of each Lender directly affected thereby (other than as permitted by Section 10.6(a)); (xii) eliminate or reduce any voting rights under this Section 10.1 without the consent of each Lender directly affected thereby; provided that, notwithstanding the foregoing, any waiver or amendment of any condition precedent set forth in Section 5.3 as it pertains to any loans under the Revolving Facility shall require the written consent of only the Parent and the Required Revolving Lenders (and not the Required Lenders). Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default, or impair any right consequent thereon. Any Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement and the other Loan Documents shall be restricted as set forth in Section 2.28(d).

(b)           Notwithstanding any of the foregoing:

(i)            the Parent and the Administrative Agent may enter into any Incremental Facility Amendment in accordance with Section 2.27, any Extension Amendment in accordance with Section 2.26 and any Refinancing Amendment in accordance with Section 2.30 and such Extension Amendments, Incremental Facility Amendments and Refinancing Amendments shall be effective to amend the terms of this Agreement and the other applicable Loan Documents, in each case, without any further action or consent of any other party to any Loan Document;

(ii)           this Agreement and the other Loan Documents may be amended with the written consent of only the Administrative Agent and the Parent to the extent necessary in order to evidence and implement the designation of Neogen as a Borrower pursuant to Section 2.29;

(iii)           the Parent and the Administrative Agent may, without the input or consent of any Lender, amend, supplement or waive any guaranty, collateral agreement or security agreement, pledge agreement or related document (if any) executed in connection with this Agreement to (A) comply with any Requirement of Law or the advice of counsel or (B) cause any such guaranty, collateral agreement or security agreement, pledge agreement or other document to be consistent with this Agreement or the relevant other Loan Documents;

(iv)          the Administrative Agent and the Parent may amend, restate, amend and restate or otherwise modify any intercreditor agreement or subordination agreement to give effect thereto or to carry out the purposes thereof so long as such amendment, supplement, waiver or modification is not materially adverse to the Lenders; and

(v)           this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Parent (A) to add one or more additional or replacement credit facilities to this Agreement and to permit any extension of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the relevant benefits of this Agreement and the other Loan Documents and (B) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders (or any other Class of Lenders) on substantially the same basis as the Lenders prior to such inclusion.

(c)           Notwithstanding the foregoing, the Administrative Agent, with the consent of the Borrowers, may amend, modify or supplement any Loan Document without the consent of the Required Lenders or any other Lender in order to correct, amend or cure any ambiguity, inconsistency or defect or correct any typographical error or other manifest error in any Loan Document and such amendment shall become effective without any further action or consent of any other party to any Loan Document if the same is not objected to in writing by the Required Lenders within five Business Days following receipt of notice thereof.

10.2         Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows in the case of the Parent, the other Borrowers and the Administrative Agent, and as set forth in an Administrative Questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

The Parent or any other Borrower:	Garden SpinCo Corporation c/o Neogen Corporation 620 Lesher Place, Lansing, MI 48912, Attn: Amy Rocklin, Vice President and General Counsel Email: ARocklin@neogen.com

The Administrative Agent, the Collateral Agent or Swingline Lender:

JPMorgan Chase Bank, N.A.

Middle Market Servicing

10 South Dearborn, Floor L2

Suite IL1-0480

Chicago, IL, 60603-2300

Attention: Commercial Banking Group

Fax No: (844) 490-5663

Email: jpm.agency.cri@jpmorgan.com

           jpm.agency.servicing.1@jpmorgan.com

With a copy to:

Attention: Margaret Seweryn

Email: margaret.seweryn@chase.com

10 S. Dearborn St. Floor L2S Chicago, IL 60603

Agency Withholding Tax Inquiries:

Email: agency.tax.reporting@jpmorgan.com

Agency Compliance/Financials/Intralinks:

Email: covenant.compliance@jpmchase.com

JPMorgan Chase Bank, N.A. as an Issuing Lender:

JPMorgan Chase Bank, N.A.

10 South Dearborn, Floor L2

Suite IL1-0480

Chicago, IL, 60603-2300

Attention: LC Agency Team

Tel: 800-364-1969

Fax: 856-294-5267

Email:

chicago.lc.agency.activity.team@jpmchase.com

With a copy to:

JPMorgan Chase Bank, N.A.

10 South Dearborn, Floor L2

Suite IL1-0480

Chicago, IL, 60603-2300

Attention: Loan & Agency Services Group

Email: mararet.seweryn@chase.com

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders shall not be effective until received.

10.3         No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.4         Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and other extensions of credit hereunder until the respective maturity dates of the Facilities.

10.5         Expenses; Limitation of Liability; Indemnity, Etc..

(a)           Expenses. Each Borrower agrees (a) within 30 days following presentation of a summary statement, to reimburse the Administrative Agent for its reasonable and invoiced out-of-pocket expenses that have been incurred in connection with the development, preparation, execution, delivery and administration of, and any amendment, supplement, waiver or modification to, this Agreement and the other Loan Documents and the consummation of the Transactions contemplated hereby and thereby (including the fees, charges and disbursements of one firm of counsel to the Administrative Agent and Lenders, as a whole, and of a single local counsel in each appropriate jurisdiction (which may include, a single special counsel acting in multiple jurisdictions) for the Administrative Agent and Lenders, as a whole, (and, in the case of an actual or perceived conflict of interest, of another firm of counsel (and, if applicable, another local counsel in each appropriate jurisdiction) for all similarly affected persons)) or the Issuing Lender in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, and (b) within 30 days following presentation of a summary statement, to pay or reimburse each Lender (including each Swingline Lender), each Issuing Lender and the Administrative Agent for all its reasonable and invoiced out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents, or Letters of Credit issued hereunder, including all such reasonable out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit (including the fees, charges and disbursements of one firm of counsel to the Administrative Agent and Lenders, as a whole, and of a single local counsel in each appropriate jurisdiction (which may include, a single special counsel acting in multiple jurisdictions) for the Administrative Agent and Lenders, as a whole, (and, in the case of an actual or perceived conflict of interest, of another firm of counsel (and, if applicable, another local counsel in each appropriate jurisdiction) for all similarly affected persons)),

(b)           Indemnity. Each Borrower agrees to indemnify and hold harmless each Lender (including each Swingline Lender), each Issuing Lender, each Agent and the Administrative Agent and their respective Affiliates and their respective directors, officers, employees, advisors, agents and other representatives (each, an “Indemnitee”) from and against any and all losses, claims, damages and liabilities to which any such Indemnitee may become subject arising out of or in connection with this Agreement, any Loan Documents, the Transactions or any actual or prospective claim, litigation, investigation, arbitration or proceeding relating to any of the foregoing (including in relation to enforcing the terms of this paragraph) (each, a “Proceeding”), regardless of whether any Indemnitee is a party thereto, whether or not such Proceedings are brought by the Parent, its equity holders, Affiliates, creditors or any other person, and to reimburse each Indemnitee from time to time, within 30 days following the presentation of a summary statement, for any reasonable and invoiced out-of-pocket legal expenses of one firm of counsel for all such Indemnitees, taken as a whole, and of a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such Indemnitees, taken as a whole (and, in the case of an actual or perceived conflict of interest, of another firm of counsel (and, if applicable, another firm of local counsel in each appropriate jurisdiction) for all similarly affected Indemnitee), in connection with any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnitee, apply to losses, claims, damages, liabilities or related expenses to the extent they (i) are found by a final, non-appealable judgement of a court of competent jurisdiction to arise from the willful misconduct, bad faith or gross negligence of such Indemnitee or its Affiliates, directors, officers, employees, advisors, agents or other representatives (collectively, the “Related Parties”), (ii) are found by a final, non-appealable judgement of a court of competent jurisdiction to result from a material breach of the obligations of such Indemnitee or any such Indemnitee’s Related Parties under this Agreement or (iii) result from any Proceeding that does not involve an act or omission by the Parent or its Affiliates and that is brought by an Indemnitee or Related Party against any other Indemnitee or Related Party (other than any claims against any Indemnitee in its capacity or in fulfilling its role as an agent or arranger or any similar role in connection with this Agreement).

(c)           Limitation of Liability. None of the Lenders (including each Swingline Lender), any Issuing Lender, any Agent and the Administrative Agent and their respective Affiliates and their respective directors, officers, employees, advisors, agents and other representatives (each such Person, A “Lender-Related Person”) shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Lender-Related Person. To the fullest extent permitted by applicable law, each party hereto agrees that it shall not assert, and hereby waives, any claim against any other party hereto, the Parent or any of its Subsidiaries or any Lender-Related Person or any of their respective Affiliates or the respective directors, officers, employees, advisors, and agents of the foregoing, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit, or the use of the proceeds thereof; provided that the foregoing shall not limit the obligations of the Borrower under this Section 10.5 in respect of any such damages claimed against the indemnitees by Persons other than Indemnitees. The agreements in this Section 10.5 shall survive repayment of the Loans and all other amounts payable hereunder and termination of this Agreement.

(d)           This Section 10.5 shall not apply with respect to Taxes other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.

10.6         Successors and Assigns; Participations and Assignments.

(a)           This Agreement shall be binding upon and inure to the benefit of the Borrowers, the Lenders, the Administrative Agent, all future holders of the Loans and their respective successors and assigns, except that no Borrower may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of each Lender (except in a transaction permitted by Section 7.4).

(b)           Any Lender may, without the consent of any Borrower or the Administrative Agent, in accordance with applicable law, at any time sell to one or more banks, financial institutions or other entities other than an Ineligible Institution (each, a “Participant”) participating interests in any Loan owing to such Lender, any Commitment of such Lender or any other interest of such Lender hereunder and under the other Loan Documents. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this Agreement to the other parties to this Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any such Loan for all purposes under this Agreement and the other Loan Documents, the Participant will have no proprietary interest in the benefit of this Agreement or in any monies received by the Lender under or in relation to this Agreement (including in the bankruptcy or similar event of the Lender) and the Borrowers, the Issuing Lenders, the other Lenders and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and the other Loan Documents. In no event shall any Participant under any such participation have any right to approve any amendment or waiver of any provision of any Loan Document, or any consent to any departure by any Loan Party therefrom, except to the extent that such amendment, waiver or consent would require the consent of the applicable participating Lender and would reduce the principal of or interest on, the Loans or any fees payable hereunder, postpone the date of any scheduled amortization payment or the final maturity of the Loans, in each case to the extent subject to such participation. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and, other than as set forth in the preceding sentence, to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document. Each Borrower also agrees that each Participant shall be entitled to the benefits of Sections 2.20, 2.21 and 2.22 (subject to the requirements and limitations set forth therein) with respect to its participation in the Commitments and the Loans outstanding from time to time as if it was a Lender; provided that such Participant (i) agrees to be subject to the provisions of Sections 2.23 and 2.24 and 9.6(d) as if it were an assignee under paragraph (c) of this Section and (ii) shall not be entitled to receive any greater amount pursuant to Sections 2.20, 2.21 or 2.22 than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred. Each Lender that sells a participation, acting solely for this purpose as a non-fiduciary agent of the Borrowers, shall maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations and Section 1.163-5(b) of the Proposed United States Treasury Regulations (or, in each case, any amended or successor version). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender, each Loan Party and the Administrative Agent shall treat each person whose name is recorded in the Participant Register pursuant to the terms hereof as the owner of such participation for all purposes of this Agreement, notwithstanding notice to the contrary.

As used herein, “Ineligible Institution” means (a) a natural person, (b) a Disqualified Lender, (c) a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person or relative(s) thereof, (d) a Defaulting Lender or (e) any of the Parent and its Subsidiaries and Affiliates.

The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Lenders. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or participant or prospective Lender or participant is a Disqualified Lender or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Lender.

(c)           Any Lender (an “Assignor”) may, in accordance with applicable law, at any time and from time to time assign (subject to clause (iii) of the proviso below) to any other Lender, any Affiliate of any Lender or any Lender Affiliate (other than any Ineligible Institution) or, with the consent of the Borrowers and the Administrative Agent (which, in each case, shall not be unreasonably withheld or delayed), to an additional bank, financial institution or other entity other than an Ineligible Institution (an “Assignee”) all or any part of its rights and obligations under this Agreement pursuant to an Assignment and Assumption, executed by such Assignee, such Assignor and any other Person whose consent is required pursuant to this paragraph, and delivered to the Administrative Agent for its acceptance and recording in the Register; provided that (i) no such assignment to an Assignee (other than any Lender, any Affiliate of any Lender or any Lender Affiliate), unless otherwise agreed to by the Parent and Administrative Agent, shall be in an aggregate principal amount of less than $5,000,000 in the case of Revolving Commitments or $1,000,000 in the case of Term Loans (provided that assignments made by any Lender on the same day to an Assignee and its Affiliates (including any Lender Affiliates) and contemporaneous assignments by Lender Affiliates to a single Assignee may be treated as a single assignment for purposes of satisfying any such minimum assignment amount requirement (other than in the case of an assignment of all of a Lender’s interests under the applicable Facility)), (ii) after giving effect to any such assignment, such Lender and its Affiliates (including any Lender Affiliates) shall retain Commitments and Term Loans in an aggregate principal amount of at least $5,000,000 in the case of Revolving Commitments and $1,000,000 in the case of Term Loans (other than in the case of an assignment of all of a Lender’s interests under the applicable Facility), in each case unless otherwise agreed by the applicable Borrower(s) and the Administrative Agent, (iii) no Lender may assign any interest in the Revolving Facility (other than, with the consent of the Administrative Agent, not to be unreasonably withheld or delayed, to an Affiliate of such Lender or, to another Lender then holding Revolving Commitments) without the consent of the Administrative Agent, the Borrowers, each Issuing Lender and the Swingline Lender (not to be unreasonably withheld or delayed), (iv) [reserved], and (v) each Borrower shall be deemed to have consented to an assignment if it has not objected thereto by written notice to the Administrative Agent within ten Business Days of its receipt of notice thereof. For purposes of the proviso contained in the preceding sentence, the amount described therein shall be aggregated in respect of each Lender and its related Lender Affiliates, if any (other than in the case of an assignment of all of a Lender’s interests under this Agreement). Any such assignment need not be ratable as among the Facilities. Upon such execution, delivery, acceptance and recording, from and after the effective date determined pursuant to such Assignment and Assumption, (x) the Assignee thereunder shall be deemed a party hereto and, to the extent provided in such Assignment and Assumption, have the rights and obligations of a Lender hereunder with a Commitment and/or Loans as set forth therein, and (y) the Assignor thereunder shall, to the extent provided in such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of an Assignor’s rights and obligations under this Agreement, such Assignor shall cease to be a party hereto). Notwithstanding any provision of this Section 10.6, the consent of the Borrowers shall not be required for any assignment that occurs when an Event of Default pursuant to Sections 8(a) or 8(f) shall have occurred and be continuing with respect to any Borrower.

Notwithstanding the foregoing, the Borrowers may, in their sole discretion, withhold consent to any assignment to any Person that is not expressly a Disqualified Lender but is known by such Borrower to be an Affiliate of a Disqualified Lender without regard as to whether such Person is identifiable as an Affiliate of a Disqualified Lender on the basis of such Affiliate’s name.

(d)           The Administrative Agent shall, on behalf of the Borrowers, maintain at its address referred to in Section 10.2, a copy of each Assignment and Assumption delivered to it and a register (the “Register”) for the recordation of the names and addresses of the Lenders and the Commitment of, and the principal amount (and stated interest) of the Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive absent manifest error, and each Borrower, each other Loan Party, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register as the owner of the Loans and any Notes evidencing the Loans recorded therein for all purposes of this Agreement. Any assignment of any Loan, whether or not evidenced by a Note, shall be effective only upon appropriate entries with respect thereto being made in the Register (and each Note shall expressly so provide). Any assignment or transfer of all or part of a Loan evidenced by a Note shall be registered on the Register only upon surrender for registration of assignment or transfer of the Note evidencing such Loan, accompanied by a duly executed Assignment and Assumption, and thereupon one or more new Notes shall be issued to the designated Assignee. The Register shall be available for inspection by any Borrower and any Lender at any reasonable time and from time to time upon reasonable prior notice.

(e)           Upon its receipt of an Assignment and Assumption executed by an Assignor, an Assignee and any other Person whose consent is required by Section 10.6(c), together with payment to the Administrative Agent of a registration and processing fee of $3,500 (which shall not be an obligation of the Borrowers), the Administrative Agent shall (i) promptly accept such Assignment and Assumption and (ii) record the information contained therein in the Register on the effective date determined pursuant thereto.

(f)            The Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Parent and its Affiliates and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.

(g)           For avoidance of doubt, the parties to this Agreement acknowledge that the provisions of this Section 10.6 concerning assignments of Loans and Notes relate only to absolute assignments and that such provisions do not prohibit assignments creating security interests, including any pledge or assignment by a Lender of any Loan or Note to any Federal Reserve Bank or other central banking authority having jurisdiction over such Lender in accordance with applicable law.

(h)           Each applicable Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (g) above.

(i)            Any assignment or transfer (other than a participation in accordance with Section 10.6(b)) by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.6, whether or not such assignment or transfer is reflected in the Register, shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.6(b), unless such participation would not be permitted in accordance with the terms of Section 10.6(b), in which case such assignment or transfer shall be null and void.

(j)            The Parent shall have the right (i) at the sole expense of any Lender that is a Disqualified Lender and/or the Person that assigned its Commitments and/or Loans to such Disqualified Lender, to seek to replace or terminate such Disqualified Lender or other Lender as a Lender by causing such Lender to (and such Lender shall be obligated to) assign (without recourse) any or all of its Commitments and/or Loans and its rights and obligations under this Agreement to one or more assignees (which may, at the Parent’s sole option, be or include the Parent or any Subsidiary); provided that (1) the Administrative Agent shall not have any obligation to the Parent to find such a replacement Lender, (2) the Parent shall not have any obligation to such Disqualified Lender or other Lender or any other Person to find such a replacement Lender or accept or consent to any such assignment to itself or any other Person and (3) the assignee (or, at its option, the Parent) shall pay to such Disqualified Lender or other Lender concurrently with such assignment an amount (which payment shall be deemed payment in full) equal to the lesser of (x) the face principal amount of the Commitments and/or Loans so assigned and (y) the amount that such Disqualified Lender or other Lender paid to acquire such Commitments and/or Loans, in each case without interest thereon (it being understood that if the effective date of such assignment is not an Interest Payment Date, such assignee shall be entitled to receive on the next succeeding Interest Payment Date interest on the principal amount of the Loans so assigned that has accrued and is unpaid from the Interest Payment Date last preceding such effective date (except as may be otherwise agreed between such assignee and the Parent)), or (ii) to prepay any Loans held by such Disqualified Lender or other Lender, in whole or in part, by paying an amount (which payment shall be deemed payment in full) equal to the lesser of (x) the face principal amount of the Commitments and/or Loans so prepaid and (y) the amount that such Disqualified Lender or other Lender paid to acquire such Loans, (in each case without interest thereon), and if applicable, terminate the Commitments of such Disqualified Lender, in whole or in part.  In connection with any such replacement, (1) if the Disqualified Lender does not execute and deliver to the Administrative Agent a duly completed Assignment and Assumption and/or any other documentation necessary or appropriate (in the good faith determination of the Administrative Agent or the Parent, which determination shall be conclusive) to reflect such replacement by the later of (a) the date on which the replacement Lender executes and delivers such Assignment and Assumption and/or such other documentation and (b) the date as of which the Disqualified Lender shall be paid by the assignee Lender (or, at its option, the Parent) the amount required pursuant to this Section 10.6(j), then such Disqualified Lender or other Lender shall be deemed to have executed and delivered such Assignment and Assumption and/or such other documentation as of such date and the Parent shall be entitled (but not obligated) to execute and deliver such Assignment and Assumption and/or such other documentation on behalf of such Disqualified Lender or other Lender, and the Administrative Agent shall record such assignment in the Register, (2) each Lender (whether or not then a party hereto) agrees to disclose to the Parent the amount that the applicable Disqualified Lender paid to acquire Commitments and/or Loans from such Lender and (3) each Lender that is a Disqualified Lender or other Lender agrees to disclose to the Parent the amount it paid to acquire the Commitments and/or Loans held by it. The list of Disqualified Lenders shall be held by the Administrative Agent but shall not be posted or distributed to the Lenders, prospective Lenders and prospective Assignees and Participants; provided that such list shall be provided to Lenders, prospective Lenders, prospective Assignees and prospective Participants upon request.

(k)           Notwithstanding anything to the contrary contained herein, any Lender may, at any time, after the funding of the Tranche A Term Loans on the Closing Date, assign all or a portion of its rights and obligations under this Agreement in respect of its Term Loans to the Parent, or any Subsidiary (each, an “Affiliated Lender”) through (x) Dutch auctions or other offers to purchase open to all Lenders on a pro rata basis in accordance with procedures to be established by the “auction agent” consistent with this Section 10.6(k) or (y) open market purchases on a non-pro rata basis (which purchases may be effected at any price as agreed between such Lender and such Affiliated Lender in their respective sole discretion); provided that:

(i)            any Term Loans acquired by any Affiliated Lender shall, to the extent permitted by applicable Requirements of Law, be retired and cancelled immediately upon the acquisition thereof; provided that upon any such retirement and cancellation, the aggregate outstanding principal amount of the Term Loans shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans so retired and cancelled; provided that to the extent any Term Loans acquired by any Affiliated Lender are not permitted to be retired and cancelled under applicable Requirements of Law, such Affiliated Lender shall be deemed to have acknowledged and agreed that such Term Loans held by such Affiliated Lender shall be disregarded in both the numerator and denominator in the calculation of any Required Lender or other Lender vote and such Affiliated Lender, solely in its capacity as an Affiliated Lender, will not be entitled to (x) attend (including by telephone) or participate in any meeting or discussion (or portion thereof) solely among the Administrative Agent or any Lender or among Lenders to which the Loan Parties or their representatives are not invited or (y) receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative Agent and one or more Lenders;

(ii)           no Event of Default exists at the time of acceptance of bids for the Dutch Auction or the confirmation of such open market purchase, as applicable, and purchases of Term Loans pursuant to this Section 10.6(k) may not be funded with the proceeds of Revolving Loans; and

(iii)          no Affiliated Lender shall be required to represent or warrant that it is not in possession of material non-public information with respect to the Borrower and/or any subsidiary thereof and/or their respective securities in connection with any assignment permitted by this Section 10.6(k).

10.7         Adjustments; Set-off.

(a)           Except to the extent that (i) this Agreement expressly provides for payments to be allocated to a particular Lender or to the Lenders under a particular Facility (including any payment obtained by a Lender as consideration for any permitted assignment of or permitted sale of a participation in any of its Loans or Commitments hereunder) or (ii) a payment is made in respect of obligations under Lender Hedge Agreements or Cash Management Obligations, if any Lender (a “Benefitted Lender”) shall receive any payment of all or part of the Obligations owing to it, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 8(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest; provided further, that to the extent prohibited by applicable law as described in the definition of “Excluded Swap Obligation,” no amounts received from, or set off with respect to, any Guarantor shall be applied to any Excluded Swap Obligations of such Guarantor.

(b)           In addition to any rights and remedies of the Lenders and the Issuing Lenders provided by law, each Lender and each Issuing Lender shall have the right, without prior notice to any Borrower, any such notice being expressly waived by each Borrower to the extent permitted by applicable law, upon the occurrence and during the continuance of an Event of Default, to set off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender, such Issuing Lender or, in each case, any Affiliate, branch or agency thereof to or for the credit or the account of such Borrower, as the case may be. Each Lender and each Issuing Lender agrees promptly to notify each applicable Borrower and the Administrative Agent after any such setoff and application made by such Lender or such Issuing Lender, provided that the failure to give such notice shall not affect the validity of such setoff and application.

10.8         Counterparts; Effectiveness; Electronic Execution. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of a signature page of (x) this Agreement, (y) any other Loan Document and/or (z) any document, amendment, approval, consent, information, notice (including, for the avoidance of doubt, any notice delivered pursuant to Section 10.2), certificate, request, statement, disclosure or authorization related to this Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby (each an “Ancillary Document”) that is an Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement, such other Loan Document or such Ancillary Document, as applicable. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement, any other Loan Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be; provided that, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of the Borrower or any other Loan Party without further verification thereof and without any obligation to review the appearance or form of any such Electronic Signature and (ii) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, the Borrower and each Loan Party hereby (A) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Borrower and the Loan Parties, Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Agreement, any other Loan Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original and (B) the Administrative Agent and each of the Lenders may, at its option, create one or more copies of this Agreement, any other Loan Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record).

10.9         Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.10       Integration. This Agreement and the other Loan Documents represent the agreement of the Borrowers, the other Loan Parties, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

10.11       GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS WHETHER IN TORT, CONTRACT (AT LAW OR IN EQUITY) OR OTHERWISE, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; PROVIDED, THAT (I) THE INTERPRETATION OF THE DEFINITION OF SPINCO MATERIAL ADVERSE EFFECT (AS DEFINED IN THE MERGER AGREEMENT) AND WHETHER OR NOT A SPINCO MATERIAL ADVERSE EFFECT (AS DEFINED IN THE MERGER AGREEMENT) HAS OCCURRED, (II) THE DETERMINATION OF THE ACCURACY OF ANY MERGER TRANSACTION REPRESENTATION AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF, NEOGEN (OR ITS APPLICABLE AFFILIATES) HAS THE RIGHT TO TERMINATE ITS OBLIGATION TO CONSUMMATE THE MERGER (OR OTHERWISE DOES NOT HAVE AN OBLIGATION TO CLOSE) UNDER THE MERGER AGREEMENT AS A RESULT OF A FAILURE OF SUCH REPRESENTATIONS IN THE MERGER AGREEMENT TO BE ACCURATE WITHOUT LIABILITY TO ANY OF THEM AND (III) THE DETERMINATION OF WHETHER (A) THE CONDITIONS TO THE DISTRIBUTION SET FORTH IN THE SEPARATION AND DISTRIBUTION AGREEMENT AND (B) THE CONDITIONS TO THE MERGER SET FORTH IN THE MERGER AGREEMENT, IN EACH CASE, OTHER THAN SUCH CONDITIONS THAT BY THEIR NATURE ARE TO BE SATISFIED UPON THE CLOSING OF SUCH TRANSACTION, HAVE BEEN SATISFIED OR WAIVED OR ARE EXPECTED TO BE SATISFIED AND WAIVED ON THE CLOSING DATE OR ONE BUSINESS DAY THEREAFTER, IN EACH CASE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS (AS DEFINED IN THE MERGER AGREEMENT AS IN EFFECT ON DECEMBER 13, 2021) OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS (AS DEFINED IN THE MERGER AGREEMENT AS IN EFFECT ON THE DATE HEREOF) OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

10.12       Submission To Jurisdiction; Waivers. Each party hereto hereby irrevocably and unconditionally:

(i)            submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York in New York County, the courts of the United States for the Southern District of New York in New York County, and appellate courts from any thereof;

(ii)           consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii)          agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, as the case may be at its address set forth in Section 10.2 or at such other address of which the other parties shall have been notified pursuant thereto;

(iv)          agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v)           waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

Nothing in this Agreement or in any other Loan Document shall (i) affect any right each party hereto may otherwise have to enforce any judgment in any action or proceeding relating to this Agreement in the courts of any jurisdiction, (ii) waive any statutory, regulatory, common law, or other rule, doctrine, legal restriction, provision or the like providing for the treatment of bank branches, bank agencies, or other bank offices as if they were separate juridical entities for certain purposes, including Uniform Commercial Code Sections 4-106, 4-A-105(1)(b), and 5-116(b), UCP 600 Article 3 and ISP98 Rule 2.02, and URDG 758 Article 3(a), or (iii) affect which courts have or do not have personal jurisdiction over the issuing bank or beneficiary of any Letter of Credit or any advising bank, nominated bank or assignee of proceeds thereunder or proper venue with respect to any litigation arising out of or relating to such Letter of Credit with, or affecting the rights of, any Person not a party to this Agreement, whether or not such Letter of Credit contains its own jurisdiction submission clause.

10.13      [Reserved].

10.14       Releases of Guarantees and Liens.

(a)           The Administrative Agent, the Lenders and the Issuing Lenders irrevocably agree that the Lien on any property and any related guarantee obligations will be automatically released (i) (1) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document, (2) upon any sale or transfer of Collateral or any other transaction permitted or not prohibited hereunder or under the Loan Documents to any Person that is not a Loan Party, (3) to the extent property constituting Collateral is owned by any Guarantors, upon the release of such Guarantor from its obligations under the Guarantee Agreement or in accordance with the succeeding sentence, (4) so long as no Event of Default has occurred and is continuing, to the extent the Collateral becomes Excluded Assets or a Guarantor becomes an Excluded Subsidiary in a transaction permitted hereunder, the primary purpose of which transaction is not to effect the release of such Guarantor or any other Guarantor from its obligations under the Loan Documents, (5) with respect to a Guarantor, if such Guarantor ceases to be a Subsidiary in a transaction permitted hereunder or (6) if such release has been consented to in accordance with Section 10.1 and (ii) under the circumstances described in paragraph (b) below. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent and the Collateral Agent are hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 10.1) to take any action (without consent rights) requested by the Parent (including to execute and deliver any instruments, documents, consents, acknowledgements, and agreements necessary or desirable to evidence or confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this Section 10.14(a)) having the effect of releasing any Collateral or Loan Party from its guarantee obligations.

(b)           The Administrative Agent, the Lenders and the Issuing Lenders irrevocably agree that at such time as the Loans, the Reimbursement Obligations and the other obligations under the Loan Documents (other than obligations under or in respect of Lender Hedge Agreements, Lender Cash Management Obligations and contingent indemnity and expense reimbursement obligations not due and payable) shall have been paid in full, the Commitments have been terminated and no Letters of Credit shall be outstanding (other than Letters of Credit that are cash collateralized at 101% of the undrawn face amount thereof or otherwise backstopped on terms reasonably satisfactory to the applicable Issuing Lender), the Collateral shall be automatically released from the Liens created by the Security Documents, and the Security Documents and all guarantees and other obligations (other than those expressly stated to survive such termination) of the Parent and each Loan Party under the Loan Documents shall automatically terminate, all without delivery of any instrument or performance of any act by any Person.

(c)           The Administrative Agent, the Lenders and the Issuing Lenders irrevocably agree that Liens on assets of the Loan Parties created by the Loan Documents will be automatically terminated and released upon the transfer of such assets to a Foreign Subsidiary pursuant to Section 7.5(r). The Administrative Agent and the Collateral Agent are hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender) to take any action (without consent rights) (including to execute and deliver any instruments, documents, consents, acknowledgements, and agreements necessary or desirable to evidence or confirm the release pursuant to the foregoing provisions of this paragraph) requested by the Parent to effect any termination or release described in this paragraph (c).

(d)           Notwithstanding anything to the contrary herein, any automatic release of any Guarantor as a result of such Guarantor becoming a Subsidiary that is not a Wholly-Owned Subsidiary by virtue of a Disposition of less than all of its Capital Stock owned by the Parent or any Subsidiary shall be subject to, after giving pro forma effect to the applicable release, the Parent being deemed to have made a new Investment in such person on the date of such release (as if such Subsidiary were not a Guarantor) in an amount equal to the fair market value (as determined by the Parent in good faith) of the Parent’s retained ownership percentage in such Subsidiary, which Investment shall be required to be permitted pursuant to Section 7.8.

10.15      Confidentiality. Each of the Administrative Agent and each Lender and each of their respective Affiliates agrees to keep confidential all information received by them in connection with the Transactions and the related transactions and information received from the Parent relating to the Parent or its business; provided that nothing herein shall prevent the Administrative Agent or any Lender from disclosing any such Information (a) to the Administrative Agent, any other Lender, any Affiliate of any Lender or any Lender Affiliate (provided that any such Lender Affiliate or Affiliate is advised of its obligation to retain such information as confidential, and such Administrative Agent or Lender shall be responsible for its Affiliates’ and Lender Affiliates’ compliance with this paragraph) solely in connection with the Transactions, (b) to any pledgee referred to in Section 10.6(g), any Transferee or prospective Transferee or any insurance or risk protection providers (provided that in no event shall any disclosure of such information be made to any person that is a Disqualified Lender as of the relevant time); provided that the disclosure of any such information to any such party (other than a Federal Reserve Bank or other central banking authority) shall be made subject to the acknowledgment and acceptance by such party that such information is being disseminated on a confidential basis or customary market standards for dissemination of such type of information, (c) to its employees, legal counsel, independent auditors, professionals and other experts or agents who are informed of the confidential nature thereof (provided that the Administrative Agent or Lender shall be responsible for compliance of such persons with this paragraph), (d) upon the request or demand of any Governmental Authority, including audits and examinations conducted by bank accountants, any governmental bank regulatory authority exercising examination or regulatory authority or self-regulatory authorities, in which case (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority), such party will promptly notify the Parent, in advance, to the extent permitted by law, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law in which case, such party will promptly notify the Parent, in advance, to the extent permitted by law and use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment, (f) if requested or required to do so in connection with any litigation or similar proceeding in which case, such party will promptly notify the Parent, in advance, to the extent permitted by law and use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment, (g) to the extent any such information becomes publicly available other than by reason of disclosure by such Administrative Agent or Lender or its Affiliates or representatives in breach of this Agreement; (h) to any nationally recognized rating agency that requires access to information about a Lender’s investment portfolio in connection with ratings issued with respect to such Lender, (i) in connection with the exercise of any remedy hereunder or under any other Loan Document; provided that the disclosure of any such information to any such party shall be made subject to the acknowledgment and acceptance by such party that such information is being disseminated on a confidential basis or customary market standards for dissemination of such type of information, (j) to any direct, indirect, actual or perspective counterparty (and its advisor) to any swap, derivative or securitization transaction related to any obligations or any insurance or risk protection providers in respect thereof (so long as such party agrees to be bound by the provisions of this Section 10.15); provided that the disclosure of any such information to any such party shall be made subject to the acknowledgment and acceptance by such party that such information is being disseminated on a confidential basis or customary market standards for dissemination of such type of information, (k) to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Loans or (l) if agreed by the Parent in its sole discretion, to any other Person; provided that notwithstanding any of the foregoing, no information shall be disclosed to a Disqualified Lender. The Administrative Agent, Arrangers and the Lenders may disclose the existence of this Agreement and information about this Agreement that is routinely provided by arrangers to such service providers to market data service providers (including league table providers) that serve the lending industry and to service providers to the Administrative Agent and the Lenders in connection with the administration and management of this Agreement, the Loan Documents and the Commitments. Nothing in any Loan Document shall prevent disclosure of any confidential information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Loan Documents, or any transaction carried out in connection with any transaction contemplated thereby, to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU.

Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Parent and its Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including Federal and state securities laws.

All information, including requests for waivers and amendments, furnished by the Parent or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Parent and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Parent and the Administrative Agent that it has identified in its administrative questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including Federal and state securities laws.

10.16      WAIVERS OF JURY TRIAL. THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

10.17      Patriot Act. Each Lender that is subject to the requirements of the Patriot Act hereby notifies each Borrower and each Guarantor that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Borrower, which information includes the name and address of each Borrower and each Guarantor and other information that will allow such Lender to identify each Borrower and each Guarantor in accordance with the Patriot Act.

10.18      No Fiduciary Duty. Each Borrower hereby acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Loan Parties and the Credit Parties is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or the other Loan Documents, irrespective of whether the Credit Parties have advised or are advising the Loan Parties on other matters, (b) the Credit Parties, on the one hand, and the Loan Parties, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do any of the Loan Parties rely on, any fiduciary duty to any of the Loan Parties or their affiliates on the part of the Credit Parties, (c) the Loan Parties are capable of evaluating and understanding, and the Loan Parties understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Loan Documents, (d) the Loan Parties have been advised that the Credit Parties are engaged in a broad range of transactions that may involve interests that differ from the Loan Parties’ interests and that the Credit Parties have no obligation to disclose such interests and transactions to the Loan Parties, (e) the Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent the Loan Parties have deemed appropriate, (f) each Credit Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Loan Parties, any of their affiliates or any other Person and (g) none of the Credit Parties has any obligation to the Loan Parties or their affiliates with respect to the transactions contemplated by this Agreement or the other Loan Documents except those obligations expressly set forth herein or therein or in any other express writing executed and delivered by such Credit Party and the Loan Parties or any such affiliate.

10.19      Usury. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excessive interest shall be applied to the principal of the Obligations or, if it exceeds the unpaid principal, refunded to the applicable Borrower. In determining whether the interest contracted for, charged or received by Administrative Agent or any Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate and spread, in equal or unequal parts, the total amount of interest throughout the contemplated term of this Agreement.

10.20      Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)           the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)           the effects of any Bail-In Action on any such liability, including, if applicable:

(i)            a reduction in full or in part or cancellation of any such liability;

(ii)           a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its Parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)          the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any the applicable Resolution Authority.

10.21      Conversion of Currencies.

(a)           If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto (including, upon Neogen becoming a Borrower, Neogen) agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures in the relevant jurisdiction, the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b)           The obligations of the Borrowers in respect of any sum due to any party hereto or any holder of the obligations owing hereunder (the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Borrowers agree, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss. The obligations of the Borrowers contained in this Section 10.21 shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

10.22      Several Obligations. The respective obligations of the Lenders under this Agreement are several and not joint and no Lender shall be responsible for the failure of any other Lender to satisfy its obligations hereunder.

10.23      Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Agreements or any other agreement or instrument that is a QFC (such support “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

JPMORGAN CHASE BANK, N.A., as Administrative Agent, Collateral Agent, Lender, Issuing Lender and Swingline Lender,

By:	/s/ Tasha L. Michalak
Name: Tasha L. Michalak
Title: Vice President

[Signature Page to Credit Agreement]

Goldman Sachs Bank USA, as a Lender and Issuing Lender,
By:	/s/ Rob Ehudin
Name: Rob Ehudin
Title: Authorized Signatory

[Signature Page to Credit Agreement]

Banco de Sabadell, S.S., Miami Branch, as a Lender,
By:	/s/ Ignacio Alcaraz
Name: Ignacio Alcaraz
Title: Head of Structured Finance Americas

[Signature Page to Credit Agreement]

Bank of America, N.A., as a Lender,
By:	/s/ Alexander L. Rody
Name: Alexander L. Rody
Title: Senior Vice President

[Signature Page to Credit Agreement]

BankUnited, N.A., as a Lender,
By:	/s/ Blaise R. Heid
Name: Blaise R. Heid
Title: Practice Leader – Healthcare

[Signature Page to Credit Agreement]

Capital One, National Association, as a Lender,
By:	/s/ Chris Warash
Name: Chris Warash
Title: Duly Authorized Signatory

[Signature Page to Credit Agreement]

CIBC Bank USA, as a Lender,
By:	/s/ James Belletire
Name: James Belletire
Title: Managing Director

[Signature Page to Credit Agreement]

CITIZENS BANK, N.A., as a Lender,
By:	/s/ Martin Rohan
Name: Martin Rohan
Title: Senior Vice President

[Signature Page to Credit Agreement]

COMERICA BANK, as a Lender,
By:	/s/ John Lascody
Name: John Lascody
Title: Vice President

[Signature Page to Credit Agreement]

COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as a Lender,
By:	/s/ Robert Graff
Name: Robert Graff
Title: Managing Director

By:	/s/ Kevin Chambers
Name: Kevin Chambers
Title: Vice President

[Signature Page to Credit Agreement]

Fifth Third Bank, National Association, as a Lender,
By:	/s/ Brian J. Moeller
Name: Brian J. Moeller
Title: Executive Director

[Signature Page to Credit Agreement]

PNC BANK, NATIONAL ASSOCIATION, as a Lender,
By:	/s/ Brock Dana
Name: Brock Dana
Title: Senior Vice President

[Signature Page to Credit Agreement]

Santander Bank, N.A., as a Lender,
By:	/s/ Puiki Lok
Name: Puiki Lok
Title: Senior Vice President

[Signature Page to Credit Agreement]

The Huntington National Bank, as a Lender,
By:	/s/ Drew Thomas
Name: Drew Thomas
Title: Vice President

[Signature Page to Credit Agreement]

U.S. Bank National Association, as a Lender,
By:	/s/ Eric M. Lough
Name: Eric M. Lough
Title: Vice President

[Signature Page to Credit Agreement]

WELLS FARO BANK, NATIONAL ASSOCIATION, as a Lender
By:	/s/ Randall Schmidt
Name: Randall Schmidt
Title: Authorized Signatory

[Signature Page to Credit Agreement]

Accepted and agreed to as of the date first written above:

GARDEN SPINCO CORPORATION

By:	/s/ Rodolfo Espinosa
Name: Rodolfo Espinosa
Title:Treasurer

[Signature Page to Credit Agreement]

Annex A

PRICING GRID FOR REVOLVING FACILITY (INCLUDING SWINGLINE LOANS) AND TRANCHE A TERM FACILITY

Level	Total Leverage Ratio	Applicable Margin for Term Benchmark Loans / RFR Loans	Applicable Margin for ABR Loans	Commitment Fee Rate
I	Greater than or equal to 3.00:1.00	2.25%	1.25%	0.35%

II	Greater than or equal to 2.00:1.00 but less than 3.00:1.00	2.00%	1.00%	0.30%

III	Greater than or equal to 1.00:1.00 but less than 2.00:1.00	1.75%	0.75%	0.25%

IV	Less than 1.00:1.00	1.50%	0.50%	0.20%

The Level applicable for determining pricing (the “Pricing Level”) shall be based on the Total Leverage Ratio Level (determined as of each Adjustment Date (defined below)) then applicable. Changes in the Applicable Margin with respect to Revolving Loans, Swingline Loans, Tranche A Term Loans or the Commitment Fee Rate resulting from changes in the Total Leverage Ratio shall become effective on the date (the “Adjustment Date”) on which financial statements have been delivered pursuant to Section 6.1 for the most recently ended fiscal quarter of the Borrower commencing with the first full fiscal quarter of the Borrower following the Closing Date, and shall remain in effect until the next change to be effected pursuant to this paragraph. If any financial statements referred to above are not delivered within the time periods specified above, then, until such financial statements have been delivered (or an earlier date, in the reasonable discretion of the Administrative Agent), the Total Leverage Ratio as at the end of the fiscal period that would have been covered thereby shall for purposes of this definition be deemed to be Level I. Each determination of the Total Leverage Ratio pursuant to this pricing grid shall be made with respect to (or, in the case of clause (a) of the definition thereof, as at the end of) the Test Period ending at the end of the period covered by the relevant financial statements.

Annex A-1